As submitted confidentially with the U.S. Securities and Exchange Commission on January 29, 2021. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Corsair Partnering Corporation

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	717 Fifth Avenue, 24th Floor New York, NY 10022 (212) 224-9400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeremy S. Schein 717 Fifth Avenue, 24th Floor New York, NY 10022 (212) 224-9400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Derek Dostal Deanna Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000	Suzanne Correy Maples & Calder PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands Tel: (345) 949-8066	Joel Rubinstein Elliott Smith White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company.

See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-quarter of one redeemable warrant(2)	40,250,000 Units	$10.00	$402,500,000	$43,913
Class A ordinary shares included as part of the units(3)	40,250,000 Shares	—	—	—	(4)
Redeemable warrants included as part of the units(3)	10,062,500 Warrants	—	—	—	(4)
Total			$402,500,000	$43,913

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Includes 5,250,000 units, consisting of 5,250,000 Class A ordinary shares and 1,312,500 redeemable warrants, which may be issued upon exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.

(3)	Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.

(4)	No fee pursuant to Rule 457(g).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 29, 2021

PRELIMINARY PROSPECTUS

$350,000,000

35,000,000 Units

Our Purpose: Corsair Partnering Corporation is a newly organized company, incorporated as a Cayman Islands exempted company, established for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with one or more businesses, which we refer to as our “partnering transaction.” We have not selected any company to partner with and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any company to partner with regarding a partnering transaction. We may pursue a partnering transaction with any company in any industry. While we will not be limited to a particular industry or geographic region, given the experience of our management team, our partnering transaction and value creation strategy will be to identify and build a company in partnership with a company, its management team and existing owners.

The Offering: This is an initial public offering of our securities called units. Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-quarter of one redeemable warrant. Each whole warrant may be exercised to purchase one Class A ordinary share for $11.50 per share. Warrants may be exercised only for a whole number of Class A ordinary shares. Each warrant will become exercisable on the later of 30 days after the completion of our partnering transaction or 12 months from the date of this prospectus, and will expire five years after the completion of our partnering transaction, or earlier upon redemption. The underwriter has a 45-day option from the date of this prospectus to purchase up to 5,250,000 additional units to cover over-allotments, if any.

Trust Account and Holder’s Redemption Right from Monies in the Trust Account: All of the proceeds of this offering will be placed in a trust account. In connection with our partnering transaction, we will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our partnering transaction at a per-share price payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of our partnering transaction, including interest earned on the funds held in the trust account (net of permitted withdrawals), divided by the number of then outstanding Class A ordinary shares that were sold as part of the units in this offering, subject to the limitations and on the conditions described herein. If we do not complete our partnering transaction within 24 months (or 27 months if we have executed a letter of intent, agreement in principle or definitive agreement for our partnering transaction within 24 months) from the closing of this offering (or such later date as approved by holders of a majority of the voting power of our outstanding ordinary shares that are voted at the meeting to extend such date, voting together as a single class), we will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals), divided by the number of then outstanding public shares, subject to applicable law and certain conditions as further described herein.

Sponsor: Our sponsor, Corsair Partnering Sponsor LP, a Cayman Islands exempted limited partnership, has agreed to purchase an aggregate of 5,500,000 warrants (or 6,025,000 if the over-allotment option is exercised in full) at a price of $1.00 per warrant ($5,500,000 in the aggregate, or $6,025,000 if the over-allotment option is exercised in full), in a private placement to occur concurrently with the closing of this offering. Our initial shareholders currently own 2,012,500 Class F ordinary shares, or “founder shares” (up to 262,500 of which are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised), which will represent only 5% of the Class A ordinary shares issued in this offering. These founder shares will automatically convert into Class A ordinary shares in connection with the completion of our partnering transaction on a one-for-one basis, subject to the adjustments described herein. Our sponsor also owns 250,000 Class B ordinary shares, or “performance shares,” which will convert into our Class A ordinary shares based on share price performance following the completion of our partnering transaction. In addition, our board of directors (in consultation with our sponsor) may make a one-time “promote conversion” as described in this prospectus.

Stock Exchange listing: Currently, there is no public market for our securities. We intend to apply to have units listed on the , under the symbol “            .” We expect that the Class A ordinary shares and warrants comprising units will begin separate trading on the under the symbols “               ” and “               ,” respectively, on the 52nd day following the date of this prospectus (or if such day is not a business day, the immediately succeeding business day) unless the underwriter permits earlier separate trading and we have satisfied certain conditions.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 22 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

No offer or invitation to subscribe for securities may be made to the public in the Cayman Islands.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$350,000,000
Underwriting discounts and commissions(1)	$0.475	$16,625,000
Proceeds, before expenses, to us	$9.525	$333,375,000

______________________

(1)	Includes $0.375 per unit, or $14,000,000 (or up to $16,100,000 if the underwriters’ over-allotment option is exercised in full) in the aggregate payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the underwriters only on completion of a partnering transaction, as described in this prospectus. See the section of this prospectus entitled “Underwriting.”

Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $350,000,000, or $402,500,000 if the underwriter’s over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a trust account with acting as trustee.

The underwriter is offering the units for sale on a firm commitment basis. The underwriter expects to deliver the units to the purchasers on or about       , 2021.

Sole Book-running Manager

Evercore ISI

 , 2021

We have not, and the underwriter has not, authorized anyone to provide you with information that is different from that contained in this prospectus. We are not, and the underwriter are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

Summary

This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.

Unless otherwise stated in this prospectus or the context otherwise requires, references to:

•	“amended and restated memorandum and articles of association” are to our memorandum and articles of association to be in effect upon the completion of this offering;

•	“Board” are to our board of directors;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value $0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value $0.0001 per share;

•	“Class F ordinary shares” are to our Class F ordinary shares, par value $0.0001 per share;

•	“Companies Act” are to the Companies Act (As Amended) of the Cayman Islands;

•	“Corsair Capital” are to Corsair Investments, L.P., a relying adviser of Corsair Capital LLC;

•	“directors” are to our current directors and director nominees;

•	“equity-linked securities” are to any debt or equity securities that are convertible, exercisable or exchangeable for our Class A ordinary shares issued in a financing transaction in connection with our partnering transaction, including but not limited to a private placement of such securities;

•	“founder shares” are to our Class F ordinary shares and our Class A ordinary shares issued upon the automatic conversion thereof at the time of our partnering transaction as provided herein;

•	“initial shareholders” are to our sponsor and any other holders of our founder shares immediately prior to this offering;

•	“letter agreement” refers to the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part;

•	“management” or our “management team” are to our officers;

•	“ordinary shares” are to our Class A ordinary shares, Class B ordinary shares, and our Class F ordinary shares;

•	“partnering transaction” are to effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with one or more businesses;

•	“performance shares” are to our Class B ordinary shares issued to our sponsor;

•	“permitted withdrawals” are to the withdrawals permitted to be made by us from the trust account to pay taxes including income and franchise taxes and to withdraw up $100,000 in dissolution expenses in the event we do not complete a partnering transaction within 24 months (or 27 months, as applicable);

•	“private placement warrants” are to the warrants sold to our sponsor in a private placement simultaneously with the closing of this offering and upon conversion of working capital loans, if any;

•	“promote conversion” are to the one-time election that may be made by our board of directors (in consultation with our sponsor) following consummation of this offering and prior to completion of our partnering transaction to require our sponsor to forfeit all of the performance shares simultaneously with the issuance of a share dividend to all holders of founders shares such that after giving effect to such transactions no performance shares remain outstanding and the number of founders shares outstanding is equal to 20% of the then outstanding ordinary shares on an as-converted basis (8,750,000 founders shares, or 10,062,500 founders shares in the case of full exercise of the over-allotment option).

•	“public shares” are to the Class A ordinary shares sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

•	“public shareholders” are to the holders of our public shares, including our sponsor, officers and directors to the extent our sponsor, officers or directors purchase public shares, provided that each of his, her or its status as a “public shareholder” shall only exist with respect to such public shares;

•	“sponsor” are to Corsair Partnering Sponsor LP, a Cayman Islands exempted limited partnership;

•	“underwriter’s over-allotment option” are to the underwriter’s 45-day option to purchase up to an additional 5,250,000 units to cover over-allotments, if any;

•	“warrants” are to our warrants sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market) and as part of the private placement warrants; and

•	“we,” “us,” “our”, “the company” and “Corsair” are to Corsair Partnering Corporation, a Cayman Islands exempted company.

Any conversion of the Class B or Class F ordinary shares described in this prospectus will take effect as a redemption of Class B or Class F, as applicable, ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. Any forfeiture of shares, and all references to forfeiture of shares, described in this prospectus shall take effect as a surrender of shares for no consideration as a matter of Cayman Islands law. Any share dividend described in this prospectus will take effect as a share capitalization as a matter of Cayman Islands law.

Unless we tell you otherwise, the information in this prospectus assumes that the underwriter will not exercise its option to purchase additional units and the forfeiture by our sponsor of 262,500 founder shares.

Company

We are a newly organized company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with one or more businesses, which we refer to throughout this prospectus as our “partnering transaction.” We have not selected any business with which we will partner and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with respect to a specific partnering transaction.

Our Sponsor

Our sponsor is an affiliate of Corsair Capital, one of the longest-standing private equity investors in the financial and business services industries, having been founded in 1992. Since inception, Corsair Capital has led over $11 billion of investments across its global private equity and infrastructure platforms. As a preeminent financial services specialist, Corsair Capital has developed deep expertise and an extensive network within the global financial and business services industry. The firm invests in high-growth, asset-light businesses that operate at the crossroads of technology transformation and financial services complexity, requiring Corsair Capital’s sectoral knowledge and network to drive value.

The Corsair Capital Investment Committee, which includes our Chief Executive Officer, D. T. Ignacio Jayanti, and our President, Jeremy S. Schein, is comprised of experienced professionals with dedicated financial and business services operating, investing and advisory backgrounds. The Corsair Capital Investment Committee has been investing together for an average of 15 years, with decades of experience in the financial and business services sectors, and has spent the majority of their careers investing through many different macroeconomic and credit cycles.

Our Management Team and Board of Directors

Our management team will be led by D.T. Ignacio Jayanti, Jeremy S. Schein and Paul Cabral. Ignacio and Jeremy will also serve as board members. Our management team will further be supported by our strategic advisors, who will also serve as independent board members.

D.T. Ignacio Jayanti, Chief Executive Officer and Director

D.T. Ignacio Jayanti has served as our CEO and a member of our board of directors since January 2021, and will be appointed as Chairman of our board of directors. Mr. Jayanti joined Corsair Capital in 1993, and currently serves as its Managing Partner and Chairman of the Buy-outs Investment Committee and as a member of the Infrastructure Investment Committee of Corsair’s corporate private equity funds. Prior to spinning off Corsair Capital as an independent business from J.P. Morgan Chase & Co. in 2006, Mr. Jayanti played a key role as a senior member of the investment team of the predecessor Corsair funds and was responsible for managing the operations of the Corsair business from 1994 onwards. From 1994 to 1999, Mr. Jayanti was also a senior member of the Investment Banking Department of J.P. Morgan, where he headed the Emerging Markets Financial Institutions group. Prior to J.P. Morgan, Mr. Jayanti worked at Credit Suisse First Boston in the Financial Institutions group both in New York and London. His investment banking experience includes complex advisory assignments in the United States, Europe, Asia and Latin America.  Mr. Jayanti holds B.A. and an M.A. in Economics from Queens’ College, Cambridge University. We believe that Mr. Jayanti is qualified to serve as a member of our board of directors because of his extensive business and investment experience in the private equity industry and his knowledge of the financial services sector.

Jeremy S. Schein, President and Director

Jeremy S. Schein has served as our President and a member of our board of directors since January 2021. Mr. Schein is a Partner at Corsair Capital having worked at Corsair Capital in a number of roles at the firm since 2001. He serves as a member of Corsair Capital’s Investment Committee. Mr. Schein serves on the board of REPAY Holdings Corporation, as well as several current Corsair Capital portfolio companies, including Multi Service Technology Solutions, Inc., Identity Intelligence Group, LLC, Oakridge Insurance Services LLC, Spring Venture Group, LLC, and Jackson Hewitt Tax Service Inc. Mr. Schein holds a B.A.. in Economics from Cornell University. We believe Mr. Schein’s extensive knowledge in the areas of financial technology, payments, business services and the broader financial services industry coupled with his experience in private equity investments, as well as his experience in leading the merger of a private company with and into a special purpose acquisition company, makes him well qualified to serve as a director.

Paul Cabral, Chief Financial Officer

Mr. Cabral has served as our Chief Financial Officer since January 2021, and is also the Chief Financial Officer of Corsair Capital. He joined Corsair Capital in 2017. Mr. Cabral leads the finance functions of Corsair Capital. Prior to joining Corsair Capital, from 2007 to 2017, Mr. Cabral was the Vice President of Finance at Riverstone Equity Partners, where he managed the finance functions for the firm and served as Chief Financial Officer of the credit business. Prior to Riverstone, Mr. Cabral was Chief Financial Officer of Hampshire Equity Partners and Arsenal Capital Partners, both middle market buyout firms. Prior to Arsenal, Mr. Cabral was a Vice President in the Private Investment Accounting Group at Goldman Sachs. Mr. Cabral started his career at PricewaterhouseCoopers. Mr. Cabral holds a B.S. in Accounting from Villanova University and is a Certified Public Accountant in the state of New York.

Business Strategy

Market Opportunity

The broad financial services industry encompasses a great diversity of businesses, some cyclical, some counter cyclical, and others that exhibit significant secular growth trends and are more immune to traditional macroeconomic cycles. The financial services industry accounts for a very meaningful percentage of gross domestic product, employment and equity market value in every country. There are a limited number of sectors of such scale undergoing dynamic change and giving rise to significant private equity investment opportunities in the middle market. We believe that secular trends in technology, demographics and customer behavior will generate a diversified set of investment opportunities in the financial services industry over the coming years.

Our team’s longevity, specialist expertise and differentiated network should position the firm to take advantage of this environment. Our management team takes a thematic approach to investing at the intersection of technology transformation and financial services complexity focusing on proven business models with a clear market advantage, strong management teams and diverse end markets.

Our Business Strategy

We believe we are well positioned to continue to drive value within the financial and business services sectors due to the following key attributes:

•	Sector provides a diversified stream of attractive and non-cycle dependent investment opportunities for specialist investors. The financial and business services industries are large, diversified and vital to the economic health of any economy. We believe that this environment offers attractive investment opportunities for sophisticated and experienced investors who are able to navigate what is an incredibly dynamic industry landscape. In addition, we believe that our investment strategy benefits from a broad range and depth of sub-sectors within these industries.

•	Longstanding and consistent investor in the sector. We expect to leverage the extensive investment experience of Corsair Capital, which has been focused on investing in the financial and business services sectors since 1992, investing across major economic cycles and industry shifts in multiple markets.

•	Experienced team and deep global network. Corsair Capital employs 35 individuals in offices in New York and London, and is able to draw upon the experience and network of industry professionals, including a highly experienced core investment team, twelve operating partners and seven advisory board members. These professionals have built a global network, which includes leading industry, regulatory and public policy executives, as well as institutional partners. We believe that Corsair Captial has, over the past 28 years and over five funds, developed an extensive and deep knowledge of the sector and honed its investment strategy enabling Corsair Capital to efficiently evaluate and execute investments in the financial and business services sectors.

•	Differentiated investment sourcing through proactive, thematic approach to origination. We expect to focus our deal origination on pre-defined investment themes that are developed by our team through a combination of independent research and discussions with market participants. We will aim to use our management team's sector knowledge and network to anticipate financial and business services industry trends and identify potential targets through detailed sector mapping exercises. We believe this approach has allowed Corsair Capital to proactively originate high-quality investment opportunities in the past, often away from competitive auctions.

Furthermore, we believe Corsair Capital is often viewed as a partner of choice for companies and management teams, given its deep domain expertise and its reputation for being value-added owners and partners.

•	Effective approach to value creation. We believe that one of our key strengths lies in Corsair Capital's ability to consistently add value to its portfolio companies and bring a distinctive and appropriate “tool kit” for each investment. Corsair Capital seeks to partner with key stakeholders (management, shareholders, employees and regulators) to execute on a systematic approach to driving value across the portfolio utilizing the following key levers:

o	Talent and organizational development;

o	Business development and distribution;

o	M&A;

o	Technology & operational planning;

o	Leveraging existing network of key stakeholders;

o	Capital raising and structuring; and

o	Exit strategy

•	Ability to assess, attract and retain differentiated management talent, board members. We believe Corsair Capital’s long-standing experience in the sector enables it to apply a differentiated lens to assessing and sourcing best-in-class management and board members. We expect to leverage Corsair Capital’s strong and well-established reputation and its ability to attract talented human capital, which we believe is highly attractive for prospective portfolio companies.

Acquisition Criteria

Consistent with Corsair Capital’s investment strategy, our team has identified the following attributes and guidelines to evaluate prospective target businesses. We may decide, however, to enter into a partnering transaction with one or more businesses that does not meet these criteria and guidelines. We intend to pursue a partnering transaction with companies that have the following characteristics:

•	Market leading financial or business services franchise: We will prioritize our partnering transaction with a market-leading financial or business services platform that has a defensible market position, with demonstrated advantages when compared to its competitors. We believe a leadership position affords a company the opportunity to drive change and innovation at scale to meet evolving customer demand.

•	Strong management team: Our investment philosophy is predicated upon the belief that proven, experienced, dynamic, and aligned management teams are critical to delivering growth and operational excellence in the financial and business services industry. We will seek to partner with management teams to develop and execute on an aligned strategy together.

•	Demonstrated opportunity for continued growth: We will seek to invest in a growing business, which we believe will benefit from a differentiated opportunity to attract talent, ability to realize opportunities of scale, and a path to a premium valuation. There are many businesses in the financial and business services industry that serve markets benefiting from secular tailwinds, operate in verticals with significant whitespace, and are experiencing expanding market share, leading to attractive growth trajectory.

•	Sustainable and proven unit economics: We will aim to invest in a company with a rapidly scalable model, as well as a clear path to profitability. We believe that strong unit economics are necessary to achieve profitability and sustainable growth.

•	Opportunity to drive value through technology and innovation: We expect to evaluate targets that our management team understands well, including those where we believe we can drive meaningful operational improvements and efficiency gains, or enhance its strategic position by using big data, sophisticated revenue management techniques, and technology solutions to differentiate its offering.

•	Reaching a critical inflection point: We will seek to partner with businesses that have reached an inflection point where our involvement and engagement can help the company by adding management expertise, assisting in innovation of new products or services, or work with management to execute accretive acquisitions or pursue operational initiatives to drive improved financial performance.

•	Large addressable markets with attractive tailwinds: The financial and business services industry is large enough to support market capitalizations in the tens or hundreds of billions of dollars for market leaders. Furthermore, across sectors and regions, we see the opportunity for technology to make financial products and services more affordable and accessible for customers. We will seek businesses that address these markets.

•	Reasonable valuation: Corsair Capital has negotiated a wide variety of private markets investments over its 30-year history across geographies, transaction structures, and business models, and we will aim to negotiate a valuation and terms that will provide significant upside potential while limiting downside risk.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular partnering transaction may be based, to the extent relevant, on these general guidelines as well as on other considerations, factors and criteria that our management may deem relevant. In the event that we decide to enter into a partnering transaction with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to a partnering transaction, which, as discussed in this prospectus, would be in the form of proxy solicitation materials or tender offer documents that we would file with the Securities and Exchange Commission.

Our Acquisition Process

With nearly three decades of investment experience, Corsair Capital has developed a comprehensive investment process designed to evaluate and complete investments in an efficient manner. Corsair Capital has designed its investment process to take into account not only the views from its most senior members, but also the views from all members of the investment team. Time efficiency and cost effectiveness each contribute significantly to Corsair Capital’s deal selection process, which is designed to examine all commercial and feasibility issues of an investment. We believe that our ability to thoroughly vet opportunities and allocate its resources accordingly is another major differentiator from competitors with less experience and familiarity with the industry.

Partnering Transaction

We anticipate structuring our partnering transaction so that the post-transaction company in which our public shareholders own shares will own or acquire 100% of the outstanding equity interests or assets of the partnering candidate(s). We may, however, structure our partnering transaction such that the post-transaction company owns or acquires less than 100% of such interests or assets of the partnering candidate in order to meet certain objectives of the partnering candidate management team or shareholders or for other reasons, but we will only complete such partnering transaction if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the partnering candidate or otherwise acquires a controlling interest in the partnering candidate sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Even if the post-transaction company owns or acquires 50% or more of the voting securities of the partnering candidate, our shareholders prior to our partnering transaction may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the partnering candidate and us in our partnering transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all the outstanding capital stock of a partnering candidate. In this case, we would acquire a 100% controlling interest in the partnering candidate. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our partnering transaction could own less than a majority of our outstanding shares subsequent to our partnering transaction. If less than 100% of the equity interests or assets of a partnering candidate or candidates are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If our partnering transaction involves more than one partnering candidate, the 80% of net assets test will be based on the aggregate value of all the partnering candidates.

Prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our partnering transaction.

Corporate Information

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Amended) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Our executive offices are located at 717 Fifth Avenue, 24th Floor, New York, NY 10022. Our telephone number is (212) 224-9400.

The Offering

In making your decision on whether to invest in our securities, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a newly organized company established for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors.”

Securities offered	35,000,000 units at $10.00 per Unit, each unit consisting of:
• one Class A Ordinary Share; and • one-fourth of one redeemable warrant
One whole warrant may be exercised to purchase one Class A ordinary share.

Proposed Symbols	Units: “ ” Class A Ordinary shares: “ ” Warrants: “ ”
Separation of Class A ordinary shares and warrants

Each of the Class A ordinary shares and warrants may trade separately on the 52nd day following the date of this prospectus unless Evercore informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin.

Additionally, the units will automatically separate into their component parts and will not be traded after completion of our partnering transaction.

Units	Number outstanding before this offering: 0 Number outstanding after this offering: 35,000,000
Ordinary Shares	Number outstanding before this offering: 0 Class A Ordinary Shares 250,000 performance shares 1,750,000 founder shares(1)

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(1) Excludes up to 262,500 founder shares that will be surrendered to us for no consideration depending on the extent to which the underwriter’s over-allotment option is exercised.

Class A Ordinary Shares	Number outstanding after this offering: 35,000,000 Class A ordinary shares(2) 250,000 performance shares 1,750,000 founder shares(3)
Warrants	Number of warrants outstanding after this offering: 14,250,000.

Warrant terms

One warrant may be exercised to purchase one Class A ordinary share for $11.50 per share, subject to adjustment as provided herein. Warrants may be exercised only for a whole number of Class A ordinary shares.

No warrants will be exercisable for cash unless we have an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of our partnering transaction, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis.

The warrants will become exercisable on the later of 30 days after the completion of our partnering transaction or 12 months from the closing of this offering. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of our partnering transaction, or earlier upon redemption.

In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with our partnering transaction at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking

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(2)   Assumes no exercise of the underwriter’s over-allotment option and the purchase of 5,500,000 private placement warrants by our sponsor in a private transaction in connection with this offering.

(3)   Assumes no exercise of the underwriter’s over-allotment option and the surrender of 262,500 founder shares to us for no consideration.

In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with our partnering transaction at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any shares held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “newly issued price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our partnering transaction on the date of the consummation of our partnering transaction (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day after the day on which we consummate our partnering transaction (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 110% of the higher of the Market Value and the newly issued price and the $18.00 redemption price trigger described opposite the heading “—Redemption of Warrants after our Partnering Transaction” will be equal to 180% of the higher of the Market Value and the newly issued price.

“Equity-linked securities” are any debt or equity securities that are convertible, exercisable or exchangeable for our Class A ordinary shares issued in a financing transaction in connection with our partnering transaction, including but not limited to a private placement of equity or debt.

Redemption of Warrants after our Partnering Transaction	We may also redeem the public warrants, in whole and not in part, at a price of $0.01 per warrant:

•      at any time while the warrants are exercisable,

•      upon a minimum of 30 days’ prior written notice of redemption,

•      if, and only if, the last sales price of our Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period (the “30-day trading period”) ending three business days before we send the notice of redemption, and

•      if, and only if, there is a current registration statement in effect with respect to the Class A ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date.

Redemption rights for public shareholders upon completion of our partnering transaction	We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our partnering transaction at $10.00 per share and the per share interest earned on the funds held in the trust account (net of permitted withdrawals). The redemption right will include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in order to validly redeem its shares. Our sponsor has entered into an agreement with us, pursuant to which it has agreed to waive redemption rights with respect to any public shares the founder may acquire during or after this offering in connection with the completion of our partnering transaction.

Limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering if we hold shareholder vote	When we seek shareholder approval of our partnering transaction our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent. We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against our partnering transaction. By limiting our shareholders’ ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our partnering transaction, particularly in connection with a partnering transaction that requires as a closing condition that we have a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our partnering transaction.

Release of funds in trust account on closing of our partnering transaction	On the completion of our partnering transaction, the funds held in the trust account will be used to (i) first, pay amounts due to any public shareholders who exercise their redemption rights as described above under “Redemption rights for public shareholders upon completion of our partnering transaction” and (ii) to pay all or a portion of the consideration payable in the partnering transaction and to pay other expenses associated with our partnering transaction. If our partnering transaction is paid for using equity or debt securities or not all of the funds released from the trust account are used for payment of the consideration in connection with our partnering transaction, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our partnering transaction, to fund the purchase of other companies or for working capital.

Redemption of public shares and distribution and liquidation if no initial partnering transaction

Our amended and restated memorandum and articles of association will provide that we will have only 24 months (or 27 months, as applicable) from the closing of this offering to complete our partnering transaction. If we do not complete our partnering transaction within such 24-month period (or 27 months, as applicable), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, of $10.00, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Our amended and restated memorandum and articles of association will provide that in order to modify (i) the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial partnering transaction or to redeem 100% of our public shares if we do not complete our partnering transaction within 24 months (or 27 months as applicable) from the closing of this offering or (ii) the rights of holders of our Class A ordinary shares, which may be amended if approved by special resolution, under Cayman Islands law which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, we must provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, of $10.00, subject to the limitations described above under “Limitations on redemptions”.

This requirement to provide redemption rights in connection with such an amendment can be amended only if approved by special resolution, under Cayman Islands law, which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company.

For example, our board of directors may propose such an amendment if it determines that additional time is necessary to complete our partnering transaction. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal and, in connection therewith, provide our public shareholders with the redemption rights described above upon shareholder approval of such amendment.

Founder shares	One of the fundamental tenets of the transaction structure is minimizing dilution and creating a process that is comparable to a traditional initial public offering. Unless the promote conversion occurs, the sponsor of Corsair will derive a majority of its economics through sustainable long-term share price appreciation as opposed to typical special purpose acquisition companies where most of the sponsor economics are derived upon deal consummation and for simply closing a business combination.

On January 8, 2021, an affiliate of our company temporarily subscribed for (a) 2,300,000 founder shares in exchange for a capital contribution of $6,250, or approximately $0.003 per share and (b) 120,000 performance shares for a capital contribution of $18,750, or approximately $0.0750 per share and on January 21, 2021 (x) exchanged 130,000 founder shares on a one-for-one basis for performance shares and (y) surrendered 157,500 founder shares, such that at the date hereof, there are 2,012,500 founder shares and 250,000 performance shares issued and outstanding. Such founder shares and performance shares were assigned to our sponsor on January 28, 2021. Prior to such initial investment, we had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to the company in respect of the founder shares by the number of founder shares originally issued.

The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriter’s over-allotment option is exercised in full, and therefore that such founder shares would represent 5% of the outstanding Class A ordinary shares issued in this offering. Up to 262,500 of our sponsor’s founder shares will be forfeited depending on the extent to which the underwriter’s over-allotment option is not exercised. The founder shares will be entitled, together with the 250,000 performance shares, to 20% of the voting power of our Class A ordinary shares prior to the completion of our partnering transaction. In addition, our board of directors (in consultation with our sponsor) may make a one-time election following consummation of this offering and prior to completion of our partnering transaction to require our sponsor to forfeit all of the performance shares simultaneously with the issuance of a share dividend to all holders of founder shares such that after giving effect to such transactions no performance shares remain outstanding and the number of founder shares outstanding is equal to 20% of the then outstanding ordinary shares on an as-converted basis (8,750,000 founder shares, or 10,062,500 founder shares in the case of full exercise of the over-allotment option). We refer to this election as the “promote conversion,” and this election may only be made if our board of directors determines that such election is advisable in connection with our partnering transaction.

The founder shares are identical to the Class A ordinary shares included in the units being sold in this offering, except that:

•      the founder shares are subject to certain transfer restrictions, as described in more detail below;

•      only holders of founder shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of our partnering transaction;

•      our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of our partnering transaction, (ii) waive their redemption rights with respect to any founder shares and public shares they hold in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated a partnering transaction within 24 months (or 27 months, if applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre- partnering transaction activity and (iii) waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our partnering transaction within 24 months (or 27 months, if applicable) from the closing of this offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our partnering transaction within the prescribed time frame).

•      If we submit our partnering transaction to our public shareholders for a vote, we will complete the partnering transaction only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. Our initial shareholders have agreed to vote their founder shares, performance shares and any public shares purchased during or after this offering in favor of our partnering transaction. As a result, in addition to the founder shares and performance shares, we would need 15,750,001, or 45.0%, of the 35,000,000 public shares sold in this offering to be voted in favor of a partnering transaction in order to have our partnering transaction approved (assuming all outstanding shares are voted and the over-allotment option is not exercised); and

•      the founder shares are automatically convertible into our Class A ordinary shares concurrently with or immediately following the consummation of our partnering transaction on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the section entitled “Description of Securities – Founder Shares.”

In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with our partnering transaction, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 5% of the total number of as-converted Class A ordinary shares outstanding after such conversion, including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the partnering transaction; provided that such conversion of founder shares into Class A ordinary shares will never occur on a less than one-for-one basis.

Performance shares

We believe that it is important to align interests from an economic perspective in our partnering transaction. We have created an incentive structure which rewards long-term performance while also minimizing dilution. We believe that this structure is more in-line with our long-term investment approach and different than existing special purpose acquisition companies. This incentive structure is reflected in the terms of the outstanding 250,000 performance shares.

On the last day of each fiscal year following the consummation of our partnering transaction, 25,000 performance shares will automatically convert into our Class A ordinary shares (“conversion shares”), as follows:

•      If the price per Class A ordinary share has not exceeded $10.00 for 20 out of 30 consecutive trading days at any time following completion of our partnering transaction, the number of conversion shares for any fiscal year will be 2,500 Class A ordinary shares.

•      If the price per Class A ordinary share exceeded $10.00 for 20 out of any 30 consecutive trading days at any time following completion of our partnering transaction, then the number of conversion shares for any fiscal year will be the greater of:

•      20% of the increase in the price of one Class A share, year-over-year but in respect of the increase above the relevant “price threshold” (as defined below), multiplied by the number of Class A ordinary shares outstanding at the close of the partnering transaction, excluding those Class A ordinary shares received by our sponsor through the Class F ordinary shares, divided by the annual volume weighted average price of our Class A ordinary shares for such fiscal year (the “annual VWAP”); and

•       2,500 ordinary shares.

•      The increase in the price of our Class A ordinary shares will be based on the annual VWAP for the relevant fiscal year.

•      For purposes of the foregoing calculations, the “price threshold” will initially equal $10.00 for the first fiscal year following completion of the partnering transaction and will thereafter be adjusted at the beginning of each subsequent fiscal year to be equal to the greater of (i) the annual VWAP for the immediately preceding fiscal year and (ii) the price threshold for the preceding fiscal year.

•      For calculation purposes, the total number of Class A ordinary shares outstanding at the closing of the partnering transaction can be no smaller than 70,000,000 (or up to 80,500,000 depending on the extent the underwriter’s over-allotment option is exercised) Class A ordinary shares and no greater than 140,000,000 (or up to 161,000,000 depending on the extent the underwriter’s over-allotment option is exercised) Class A ordinary shares.

See “Description of Securities – Performance Shares.”

Anticipated expenses and funding sources	Unless and until we complete our partnering transaction, no proceeds held in the trust account will be available for our use, except the withdrawal of interest for permitted withdrawals. The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. We estimate the interest earned on the trust account will be approximately $350,000 per year, assuming an interest rate of 0.1% per year; however, we can provide no assurances regarding this amount.

Sponsor lockup

Our sponsor has agreed not to transfer, assign or sell (i) any of its performance shares except to any permitted transferees which will be subject to the same restrictions and other agreements of our sponsor with respect to any founder shares, and (ii) any of its Class A ordinary shares deliverable upon conversion of the performance shares for three years following the completion of our partnering transaction.

In connection with this arrangement, our sponsor has also agreed not to transfer, assign or sell any of its founder shares until the earlier to occur of: (i) 180 days after the completion of our partnering transaction and (ii) the date on which we complete a liquidation, merger, share capital exchange or other similar transaction after our partnering transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described herein. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares.

We refer to such transfer restrictions throughout this prospectus as the lock-up.

Conditions to completing our partnering transaction	We will complete our partnering transaction only if the post-transaction company in which our public shareholders own shares will own or acquire 50% or more of the voting power of the outstanding securities of the business with which we seek to partner or is otherwise not required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting power of the securities of the business with which we partner, our shareholders prior to our partnering transaction may collectively own a minority interest in the post-partnering transaction company, depending on valuations ascribed to the business with which we seek to partner. In addition, we have agreed not to enter into a definitive agreement regarding a partnering transaction without the prior written consent of our sponsor.

Permitted purchases of public shares by our affiliates

If we seek shareholder approval of our partnering transaction, our sponsor, directors, executive officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our partnering transaction. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions.

The purpose of any such purchases of shares could be to vote such shares in favor of the partnering transaction and thereby increase the likelihood of obtaining shareholder approval of the partnering transaction or to satisfy a closing condition in an agreement with a sponsor that requires us to have a minimum net worth or a certain amount of cash at the closing of our partnering transaction, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our partnering transaction that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our Class A ordinary shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Risk Factor Summary

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We are a newly organized company established for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective

•	Past performance by our management team or their respective affiliates may not be indicative of future performance of an investment in us.

•	Our shareholders may not be afforded an opportunity to vote on our proposed initial partnering transaction, which means we may complete our initial partnering transaction even though a majority of our shareholders do not support such a transaction.

•	Your only opportunity to affect the investment decision regarding a potential partnering transaction may be limited to the exercise of your right to redeem your shares from us for cash.

•	If we seek shareholder approval of our initial partnering transaction, our initial shareholders have agreed to vote in favor of such partnering transaction, regardless of how our public shareholders vote.

•	The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential partnering transaction targets, which may make it difficult for us to enter into a partnering transaction with a target.

•	The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable partnering transaction or optimize our capital structure.

•	The requirement that we complete our partnering transaction within 24 months (or 27 months, as applicable) after the closing of this offering may give potential partnering candidates leverage over us in negotiating a partnering transaction and may limit the time we have in which to conduct due diligence on potential partnering transaction candidates, in particular as we approach our dissolution deadline, which could undermine our ability to complete our partnering transaction on terms that would produce value for our shareholders.

•	Our search for a partnering transaction, and any partnering candidate with which we ultimately consummate a partnering transaction, may be materially adversely affected by the recent coronavirus (COVID-19) outbreak and the status of debt and equity markets.

•	If we seek shareholder approval of our partnering transaction, our sponsor, initial shareholders, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed partnering transaction and reduce the public “float” of our Class A ordinary shares.

•	If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our partnering transaction, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

•	You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

•	The may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•	You will not be entitled to protections normally afforded to investors of many other blank check companies.

•	Because of our limited resources and the significant competition for partnering transaction opportunities, it may be more difficult for us to complete our partnering transaction. If we do not complete our partnering transaction, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

•	If the net proceeds of this offering not being held in the trust account are insufficient to allow us to operate for at least the 24 months (or 27 months, as applicable) following the closing of the offering (or such later date as approved by holders of a majority of the voting power our outstanding ordinary shares that are voted at a meeting to extend such date, voting together as a single class), it could limit the amount available to fund our search for a partnering candidate or candidates and complete our partnering transaction, and we will depend on loans from our sponsor or management team to fund our search and to complete our partnering transaction.

•	You may be treated as receiving constructive distributions without any corresponding receipt of cash as a result of certain adjustments made under the terms of the warrants or as a result of the conversion of performance shares into Class A ordinary shares, and we or other withholding agents may be required to withhold in respect of any such constructive distribution treated as having been made to a non-U.S. person.

Summary Financial Data

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

January 8, 2021
Balance Sheet Data:
Working capital (deficiency)	$(35,000)
Total assets	$47,304
Total liabilities	$35,000
Shareholder’s equity	$12,304

Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Partnering Transaction

Our shareholders may not be afforded an opportunity to vote on our proposed partnering transaction, which means we may complete our partnering transaction even though a majority of our shareholders do not support such a transaction.

We may choose not to hold a shareholder vote to approve our partnering transaction if the partnering transaction would not require shareholder approval under applicable law or stock exchange listing requirements. Except for as required by applicable law or stock exchange requirements, the decision as to whether we will seek shareholder approval of a proposed partnering transaction or will allow shareholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Accordingly, we may complete our partnering transaction even if holders of a majority of our ordinary shares do not approve of the partnering transaction we complete. Please see the section entitled “Proposed Business — Shareholders May Not Have the Ability to Approve Our Partnering Transaction” for additional information.

Your only opportunity to affect the investment decision regarding a potential partnering transaction may be limited to the exercise of your right to redeem your shares from us for cash.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of our partnering transaction. Since our board of directors may complete a partnering transaction without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the partnering transaction, unless we seek such shareholder vote. Accordingly, your only opportunity to affect the investment decision regarding our partnering transaction may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our partnering transaction.

If we seek shareholder approval of our partnering transaction, our initial shareholders and management team have agreed to vote in favor of such partnering transaction, regardless of how our public shareholders vote.

Our initial shareholders will hold 20% of the outstanding voting power of our ordinary shares immediately following this offering. Our initial shareholders and management team also may from time to time purchase Class A ordinary shares prior to our partnering transaction. Our amended and restated memorandum and articles of association will provide that, if we seek shareholder approval of a partnering transaction, such partnering transaction will be approved if we receive the affirmative vote of a majority of the shares voted at such meeting, including the founder shares and the performance shares. As a result, in addition to the founder shares and performance shares, we would need 15,750,001, or 45%, of the 35,000,000 public shares sold in this offering to be voted in favor of a partnering transaction in order to have our partnering transaction approved (assuming all outstanding shares are voted and the over-allotment option is not exercised). Accordingly, if we seek shareholder approval of our partnering transaction, the agreement by our initial shareholders and management team to vote in favor of our partnering transaction will increase the likelihood that we will receive the requisite shareholder approval for such partnering transaction.

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential partnering candidate, which may make it difficult for us to enter into a partnering transaction with a partnering candidate.

We may seek to enter into a partnering transaction agreement with a prospective partnering candidate that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the partnering transaction. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 or make us unable to satisfy a minimum cash condition as described above, we would not proceed with such redemption and the related partnering transaction and may instead search for an alternate partnering transaction.

Prospective partnering candidates will be aware of these risks and, thus, may be reluctant to enter into a partnering transaction with us.

The requirement that we complete our partnering transaction within 24 months (or 27 months, as applicable) after the closing of this offering (or such later date as approved by holders of a majority of the voting power of our outstanding ordinary shares that are voted at a meeting to extend such date, voting together as a single class) may give potential partnering candidates leverage over us in negotiating a partnering transaction and may limit the time we have in which to conduct due diligence on potential partnering transaction candidates, in particular as we approach our dissolution deadline, which could undermine our ability to complete our partnering transaction on terms that would produce value for our shareholders.

Any potential partnering candidate with which we enter into negotiations concerning a partnering transaction will be aware that we must complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering. Consequently, such partnering candidate may obtain leverage over us in negotiating a partnering transaction, knowing that if we do not complete our partnering transaction with that particular partnering candidate, we may be unable to complete our partnering transaction with any partnering candidate. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our partnering transaction on terms that we would have rejected upon a more comprehensive investigation.

Our search for a partnering transaction, and any partnering candidate with which we ultimately consummate a partnering transaction, may be materially adversely affected by the recent coronavirus (COVID-19) outbreak and the status of debt and equity markets.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic.” The COVID-19 outbreak has and a significant outbreak of other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and the business of any potential partnering candidate with which we consummate a partnering transaction could be materially and adversely affected. Furthermore, we may be unable to complete a partnering transaction if continued concerns relating to COVID-19 continues to restrict travel, limit the ability to have meetings with potential investors or the partnering candidate’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts our search for a partnering transaction will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a partnering transaction, or the operations of a partnering candidate with which we ultimately consummate a partnering transaction, may be materially adversely affected.

In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

We may not be able to complete our partnering transaction within 24 months (or 27 months, as applicable) after the closing of this offering, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.

We may not be able to find a suitable partnering candidate and complete our partnering transaction within 24 months (or 27 months, as applicable) after the closing of this offering. Our ability to complete our partnering transaction may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the outbreak of COVID-19 continues to grow both in the U.S. and globally and, while the extent of the impact of the outbreak on us will depend on future developments, it could limit our ability to complete our partnering transaction, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of COVID-19 may negatively impact businesses we may seek to acquire. If we have not completed our partnering transaction within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case, to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond 24 months (or 27 months, as applicable) from the closing of this offering before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the funds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our partnering transaction prior thereto and only then in cases where investors have sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our partnering transaction.

If we seek shareholder approval of our partnering transaction, our sponsor, initial shareholders, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed partnering transaction and reduce the public “float” of our Class A ordinary shares.

If we seek shareholder approval of our partnering transaction and we do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, our sponsor, initial shareholders, directors, executive officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of our partnering transaction, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions.

In the event that our sponsor, initial shareholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares could be to vote such shares in favor of the partnering transaction and thereby increase the likelihood of obtaining shareholder approval of the partnering transaction or to satisfy a closing condition in an agreement with a partnering candidate that requires us to have a minimum net worth or a certain amount of cash at the closing of our partnering transaction, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with our partnering transaction. Any such purchases of our securities may result in the completion of our partnering transaction that may not otherwise have been possible. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. See “Proposed Business — Permitted Purchases of our Securities” for a description of how our sponsor, directors, executive officers, advisors or any of their affiliates will select which shareholders to purchase securities from in any private transaction.

In addition, if such purchases are made, the public “float” of our Class A ordinary shares or public warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

If we seek shareholder approval of our partnering transaction and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 15% of our Class A ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares.

If we seek shareholder approval of our partnering transaction and we do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, our amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in this offering without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our partnering transaction. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our partnering transaction and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our partnering transaction. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

Because of our limited resources and the significant competition for partnering transaction opportunities, it may be more difficult for us to complete our partnering transaction. If we do not complete our partnering transaction, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

We expect to encounter competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar or greater technical, human and other resources to ours or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous partnering candidates we could potentially acquire with the net proceeds of this offering and the sale of the private placement warrants, our ability to compete with respect to the acquisition of certain partnering candidates that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain partnering candidates. Furthermore, we are obligated to offer holders of our public shares the right to redeem their shares for cash at the time of our partnering transaction in conjunction with a shareholder vote or via a tender offer. Partnering candidates will be aware that this may reduce the resources available to us for our partnering transaction. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a partnering transaction. If we do not complete our partnering transaction, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

If the net proceeds of this offering not being held in the trust account are insufficient to allow us to operate for at least the 24 months (or 27 months, as applicable) following the closing of the offering, it could limit the amount available to fund our search for a partnering candidate or candidates and complete our partnering transaction, and we will depend on loans from our sponsor or management team to fund our search and to complete our partnering transaction.

Of the net proceeds of this offering, only approximately $1,000,000 will be available to us initially outside the trust account. We believe that, upon closing of this offering, the funds available to us outside of the trust account will be sufficient to allow us to operate for at least the 24 months (or 27 months, as applicable) following such closing; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a partnering candidate. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep partnering candidates from “shopping” around for transactions with other companies or investors on terms more favorable to such partnering candidates) with respect to a particular proposed partnering transaction, although we do not have any current intention to do so. If we entered into a letter of intent or merger agreement where we paid for the right to receive exclusivity from a partnering candidate and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a partnering candidate.

In the event that our offering expenses exceed our estimate of $1,000,000, we may fund such excess with funds not to be held in the trust account.

In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $1,000,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount. The amount held in the trust account will not be impacted as a result of such increase or decrease. If we are required to seek additional capital, we would need to borrow funds from our sponsor, management team or other third parties to operate or may be forced to liquidate. Neither our sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our partnering transaction. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post-partnering transaction entity at a price of $1.00 per private placement warrant at the option of the lender. The warrants would be identical to the private placement warrants. Prior to the completion of our partnering transaction, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. If we do not complete our partnering transaction because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive an estimated $10.00 per share, or possibly less, on our redemption of our public shares, and our warrants will expire worthless.

Subsequent to our completion of our partnering transaction, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Even if we conduct extensive due diligence on a partnering candidate with which we combine, we cannot assure you that this diligence will identify all material issues that may be present with a particular partnering candidate, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the partnering candidate and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a partnering candidate or by virtue of our obtaining debt financing to partially finance the partnering transaction or thereafter. Accordingly, any shareholders or warrant holders who choose to remain shareholders or warrant holders following the partnering transaction could suffer a reduction in the value of their securities. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the partnering transaction contained an actionable material misstatement or material omission.

We may not hold an annual general meeting until after the consummation of our partnering transaction, which could delay the opportunity for our shareholders to appoint directors.

In accordance with corporate governance requirements, we are not required to hold an annual general meeting until no later than one year after our first fiscal year end following our listing on the               . There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings to appoint directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to appoint directors and to discuss company affairs with management. Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first general meeting) serving a three-year term. In addition, as holders of our Class A ordinary shares, our public shareholders will not have the right to vote on the appointment of directors until after the consummation of our partnering transaction. Only holders of founder shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of our partnering transaction.

You will not be permitted to exercise your warrants unless we register and qualify the underlying Class A ordinary shares or certain exemptions are available.

If the issuance of the Class A ordinary shares upon exercise of the warrants is not registered, qualified or exempt from registration or qualification under the Securities Act and applicable state securities laws, holders of warrants will not be entitled to exercise such warrants and such warrants may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full units purchase price solely for the Class A ordinary shares included in the units.

We are not registering the Class A ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days, after the closing of our partnering transaction, we will use our best efforts to file with the SEC a registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our partnering transaction and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement.

We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order.

If the Class A ordinary shares issuable upon exercise of the warrants are not registered under the Securities Act, under the terms of the warrant agreement, holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and, instead, will be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act or another exemption.

In no event will warrants be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration or qualification is available.

If our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act, we may, at our option, not permit holders of warrants who seek to exercise their warrants to do so for cash and, instead, require them to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act; in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares underlying the warrants under applicable state securities laws, and in the event we do not so elect, we will use our best efforts to register or qualify the shares underlying the warrants under applicable state securities laws to the extent an exemption is not available.

In no event will we be required to net cash settle any warrant, or issue securities (other than upon a cashless exercise as described above) or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws.

You may only be able to exercise your public warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Class A ordinary shares from such exercise than if you were to exercise such warrants for cash.

The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A ordinary shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the Class A ordinary shares is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of our Class A ordinary shares (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer Class A ordinary shares from such exercise than if you were to exercise such warrants for cash.

The grant of registration rights to our initial shareholders and holders of our private placement warrants may make it more difficult to complete our partnering transaction, and the future exercise of such rights may adversely affect the market price of our Class A ordinary shares.

Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, our initial shareholders and their permitted transferees can demand that we register the founder shares, the performance shares and the Class A ordinary shares into which such founder shares and performance shares are convertible, holders of our private placement warrants and their permitted transferees can demand that we register the Class A ordinary shares and the warrants (and the Class A ordinary shares issuable upon exercise of such warrants) underlying such private placement warrants, and holders of private placement warrants that may be issued upon conversion of working capital loans may demand that we register the Class A ordinary shares and the warrants (and the Class A ordinary shares issuable upon exercise of such warrants) underlying such private placement warrants. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A ordinary shares. In addition, the existence of the registration rights may make our partnering transaction more costly or difficult to conclude. This is because the shareholders of the partnering candidate may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our Class A ordinary shares that is expected when the Class A ordinary shares owned by our initial shareholders, holders of our private placement warrants, holders of our working capital loans or their respective permitted transferees are registered.

Because we are neither limited to evaluating a partnering candidate in a particular industry sector nor have we selected any specific partnering candidate with which to pursue our partnering transaction, you will be unable to ascertain the merits or risks of any particular partnering candidate’s operations.

Our efforts to identify a prospective partnering transaction candidate will not be limited to a particular industry, sector or geographic region. While we may pursue a partnering transaction opportunity in any industry or sector, we intend to capitalize on the ability of our management team to identify, acquire and operate a business or businesses that can benefit from our management team’s established global relationships and operating experience. Our management team has extensive experience in identifying and executing strategic investments globally and has done so successfully in a number of sectors, including financial services. Our amended and restated memorandum and articles of association prohibits us from effectuating a partnering transaction solely with another blank check company or similar company with nominal operations. Because we have not yet selected or approached any specific partnering candidate with respect to a partnering transaction, there is no basis to evaluate the possible merits or risks of any particular partnering candidate’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we complete our partnering transaction, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular partnering candidate, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a partnering candidate. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in a partnering candidate. Accordingly, any shareholders or warrant holders who choose to remain shareholders or warrant holders following the partnering transaction could suffer a reduction in the value of their securities. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the partnering transaction contained an actionable material misstatement or material omission.

Although we have identified general criteria and guidelines that we believe are important in evaluating prospective partnering candidates, we may enter into our partnering transaction with a partnering candidate that does not meet such criteria and guidelines, and as a result, the partnering candidate with which we enter into our partnering transaction may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified general criteria and guidelines for evaluating prospective partnering candidates, it is possible that a partnering candidate with which we enter into our partnering transaction will not have all of these positive attributes. If we complete our partnering transaction with a partnering candidate that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective partnering transaction with a partnering candidate that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a partnering candidate that requires us to have a minimum net worth or a certain amount of cash. In addition, if shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other legal reasons, it may be more difficult for us to attain shareholder approval of our partnering transaction if the partnering candidate does not meet our general criteria and guidelines. If we do not complete our partnering transaction, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

We may issue additional Class A ordinary shares or preferred shares to complete our partnering transaction or under an employee incentive plan after completion of our partnering transaction. We may also issue Class A ordinary shares upon the conversion of the founder shares at a ratio greater than one-to-one at the time of our partnering transaction as a result of the anti-dilution provisions contained in our amended and restated memorandum and articles of association. Any such issuances would dilute the interest of our shareholders and likely present other risks.

Our amended and restated memorandum and articles of association authorizes the issuance of up to 380,000,000 Class A ordinary shares, par value $0.0001 per share, 1,000,000 Class B ordinary shares, par value, $0.0001 per share, 50,000,000 Class F ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share. Immediately after this offering, there will be 35,000,000 and 1,750,000 (assuming in each case that the underwriter has not exercised their over-allotment option and the forfeiture of 262,500 founder shares) authorized but unissued Class A ordinary shares and Class F ordinary shares, respectively, available for issuance. The Class F ordinary shares are automatically convertible into Class A ordinary shares concurrently with or immediately following the consummation of our partnering transaction, initially at a one-for-one ratio but subject to adjustment as set forth herein and in our amended and restated memorandum and articles of association. Immediately after this offering, there will be no preferred shares issued and outstanding.

We may issue a substantial number of additional Class A ordinary shares or preferred shares to complete our partnering transaction or under an employee incentive plan after completion of our partnering transaction. We may also issue a substantial and potentially unlimited number of additional Class A ordinary shares in accordance with the terms of the performance shares, as the performance shares are not subject to a conversion limitation in the event of increases in the price of our Class A ordinary shares. See “Description of Securities—Performance Shares”. Further, our board of directors (in consultation with out sponsor) may make a one-time election following this offering and prior to the consummation of a partnering transaction, may elect to forfeit all of its performance shares, require us to effect a share split of the founder shares and deliver a number of founder shares equal to the number of performance shares it forfeits.

In addition, we may also issue Class A ordinary shares to redeem the warrants or upon conversion of the founder shares at a ratio greater than one-to-one at the time of our partnering transaction as a result of the anti-dilution provisions as set forth therein. However, our amended and restated memorandum and articles of association provides, among other things, that prior to our partnering transaction, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote together as a single class with our then outstanding public shares (a) on any partnering transaction or (b) to approve an amendment to our amended and restated memorandum and articles of association to (x) extend the time we have to consummate a partnering transaction beyond 24 months (or 27 months, as applicable) from the closing of this offering or (y) amend the foregoing provisions. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote. The issuance of additional ordinary or preferred shares:

•	may significantly dilute the equity interest of investors in this offering (which dilutive effect would increase as the price of our Class A ordinary shares increases on a year-over-year basis, in respect of shares issued upon conversion of the performance shares);

•	may subordinate the rights of holders of Class A ordinary shares if preferred shares are issued with rights senior to those afforded our Class A ordinary shares;

•	could cause a change in control if a substantial number of Class A ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our units, Class A ordinary shares and/or warrants.

Our initial shareholders will receive additional Class A ordinary shares if we issue certain shares to consummate a partnering transaction.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our partnering transaction on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with our partnering transaction, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 5% of the total number of as-converted Class A ordinary shares outstanding after such conversion, including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the partnering transaction; provided that such conversion of founder shares into Class A ordinary shares will never occur on a less than one-for-one basis.

Resources could be wasted in researching partnering transactions that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we do not complete our partnering transaction, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

We anticipate that the investigation of each specific partnering candidate and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific partnering transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific partnering candidate, we may fail to complete our partnering transaction for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we do not complete our partnering transaction, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a partnering transaction, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt to complete our partnering transaction. We and our officers have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

•	default and foreclosure on our assets if our operating revenues after a partnering transaction are insufficient to repay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•	our inability to pay dividends on our Class A ordinary shares;

•	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may only be able to complete one partnering transaction with the proceeds of this offering, the sale of the private placement warrants, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.

The net proceeds from this offering and the private placement of warrants will provide us with $352,000,000 (or $402,500,000 if the underwriter’s over-allotment option is exercised in full) that we may use to complete our partnering transaction.

We may effectuate our partnering transaction with a single partnering candidate or multiple partnering candidates simultaneously or within a short period of time. However, we may not be able to effectuate our partnering transaction with more than one partnering candidate because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several partnering candidates as if they had been operated on a combined basis. By completing our partnering transaction with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several partnering transactions in different industries or different areas of a single industry.

Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business, property or asset, or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our partnering transaction.

We may attempt to simultaneously complete partnering transactions with multiple prospective partnering candidates, which may hinder our ability to complete our partnering transaction and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other partnering transactions, which may make it more difficult for us, and delay our ability, to complete our partnering transaction. With multiple partnering transactions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may attempt to complete our partnering transaction with a private company about which little information is available, which may result in a partnering transaction with a company that is not as profitable as we suspected, if at all.

In pursuing our partnering transaction strategy, we may seek to effectuate our partnering transaction with a privately held company. Very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential partnering transaction on the basis of limited information, which may result in a partnering transaction with a company that is not as profitable as we suspected, if at all.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our partnering transaction with which a substantial majority of our shareholders or warrant holders do not agree.

Our amended and restated memorandum and articles of association does not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. In addition, our proposed partnering transaction may impose a minimum cash requirement for: (i) cash consideration to be paid to the partnering candidate or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. As a result, we may be able to complete our partnering transaction even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of our partnering transaction and do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our sponsor, officers, directors, advisors or any of their affiliates. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed partnering transaction exceed the aggregate amount of cash available to us, we will not complete the partnering transaction or redeem any shares in connection with such partnering transaction, all Class A ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate partnering transaction.

In order to effectuate a partnering transaction, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and other governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our partnering transaction that our shareholders may not support.

In order to effectuate a partnering transaction, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and governing instruments, including their warrant agreements. For example, special purpose acquisition companies have amended the definition of partnering transaction, increased redemption thresholds and extended the time to consummate a partnering transaction and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. Amending certain provisions of our amended and restated memorandum and articles of association will require the approval of a special resolution, under Cayman Islands law which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, and amending our warrant agreement will require a vote of holders of at least 50% of the public warrants that vote on such amendment and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the number of the then outstanding private placement warrants. In addition, our amended and restated memorandum and articles of association requires us to provide our public shareholders with the opportunity to redeem their public shares for cash if we propose an amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a partnering transaction within 24 months (or 27 months, as applicable) of the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We may seek to amend our charter or governing instruments or extend the time to consummate a partnering transaction in order to effectuate our partnering transaction.

The provisions of our amended and restated memorandum and articles of association that relate to our pre-partnering transaction activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend our amended and restated memorandum and articles of association to facilitate the completion of a partnering transaction that some of our shareholders may not support.

Our amended and restated memorandum and articles of association provides that any of its provisions related to partnering transaction activity (including the requirement to deposit proceeds of this offering and the private placement of warrants into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public shareholders as described herein) may be amended if approved by special resolution, under Cayman Islands law which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of 65% of our ordinary shares who attend and vote at a general meeting of our company for that purpose. In all other instances, our amended and restated memorandum and articles of association may be amended by holders of a majority of the voting power of our outstanding ordinary shares entitled to vote thereon, subject to applicable provisions of applicable stock exchange rules. Our initial shareholders, who, with their founder shares and performance shares, will collectively hold 20% of the voting power of our ordinary shares prior to the completion of a partnering transaction, may participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our amended and restated memorandum and articles of association which govern our pre-partnering transaction behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete a partnering transaction with which you do not agree.

Our shareholders may pursue remedies against us for any breach of our amended and restated memorandum and articles of association.

Our sponsor, executive officers, directors and director nominees have agreed, pursuant to written agreements with us, that they will not propose any amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity, unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our sponsor, executive officers, directors or director nominees for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

We may be unable to obtain additional financing to complete our partnering transaction or to fund the operations and growth of a partnering candidate, which could compel us to restructure or abandon a particular partnering transaction. If we do not complete our partnering transaction, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

Although we believe that the net proceeds of this offering and the sale of the private placement warrants will be sufficient to allow us to complete our partnering transaction, because we have not yet selected any specific partnering candidate we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering and the sale of the private placement warrants prove to be insufficient, either because of the size of our partnering transaction, the depletion of the available net proceeds in search of a partnering candidate, the obligation to redeem for cash a significant number of shares from shareholders who elect redemption in connection with our partnering transaction or the terms of negotiated transactions to purchase shares in connection with our partnering transaction, we may be required to seek additional financing or to abandon the proposed partnering transaction. We cannot assure you that such financing will be available on acceptable terms, if at all. The current economic environment has made it especially difficult for companies to obtain acquisition financing. To the extent that additional financing proves to be unavailable when needed to complete our partnering transaction, we would be compelled to either restructure the transaction or abandon that particular partnering transaction and seek an alternative partnering candidate. If we do not complete our partnering transaction, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless. In addition, even if we do not need additional financing to complete our partnering transaction, we may require such financing to fund the operations or growth of the partnering candidate. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the partnering candidate. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after our partnering transaction.

Our initial shareholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

Upon closing of this offering, our initial shareholders, with their founder shares and their performance shares, will hold approximately 20% of the voting power of our ordinary shares prior to the completion of a partnering transaction. Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our amended and restated memorandum and articles of association. Further, pursuant to a letter agreement with our sponsor, we have agreed not to enter into a definitive agreement regarding a partnering transaction without the prior written consent of our sponsor. As a result, we may not be permitted to enter into a partnering transaction that our Board believes to be in the shareholders’ best interests. Further, for so long as any performance shares remain outstanding, we may not, without the prior or written consent of the holders of a majority of the performance shares then outstanding take certain actions such as to (i) change our fiscal year, (ii) increase the number of directors on the Board, (iii) pay any dividends or effect any split on any of our ordinary shares or make any distributions of cash, securities or any other property, (iv) adopt any shareholder rights plan, (v) acquire any entity or business with assets at a purchase price greater than 10% or more of our total assets measured in accordance with generally accepted accounting principles in the United States or the accounting standards then used by us in the preparation of our financial statements or (vi) issue any Class A ordinary shares in excess of 20% of our then outstanding Class A ordinary shares or that would otherwise require a shareholder vote pursuant to the rules of the stock exchange on which the Class A ordinary shares are then listed or (vii) make a rights offering to all or substantially all of the holders of Class B ordinary shares or issue additional Class B ordinary shares. As a result, the holders of the performance shares may be able to prevent us from taking such actions that the Board believes is in our interest.

If our initial shareholders purchase any units in this offering or if our initial shareholders purchase any additional Class A ordinary shares in the aftermarket or in privately negotiated transactions, this would increase their control. Neither our initial shareholders nor, to our knowledge, any of our officers or directors, have any current intention to purchase additional securities, other than as disclosed in this prospectus. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A ordinary shares. In addition, our board of directors, whose members were elected by our sponsor, is and will be divided into three classes, each of which will generally serve for a terms for three years with only one class of directors being elected in each year. We may not hold an annual meeting of shareholders to elect new directors prior to the completion of our partnering transaction, in which case all of the current directors will continue in office until at least the completion of the partnering transaction. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our initial shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholders will continue to exert control at least until the completion of our partnering transaction.

Because we must furnish our shareholders with partnering candidate financial statements, we may lose the ability to complete an otherwise advantageous partnering transaction with some prospective partnering candidates.

The federal proxy rules require that the proxy statement with respect to the vote on a partnering transaction include historical and pro forma financial statement disclosure. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America (“GAAP”), or international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”), depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). These financial statement requirements may limit the pool of potential partnering candidates we may acquire because some partnering candidates may be unable to provide such financial statements in time for us to disclose such statements in accordance with federal proxy rules and complete our partnering transaction within the prescribed time frame.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our partnering transaction, require substantial financial and management resources, and increase the time and costs of completing a partnering transaction.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2021. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a newly organized company established for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a partnering candidate with which we seek to complete our partnering transaction may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such partnering transaction.

Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management.

Our amended and restated memorandum and articles of association contains provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include a staggered board of directors, the ability of the board of directors to designate the terms of and issue new classes of preferred shares, and potential payments owed with respect to our performance shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

If we effect our partnering transaction with a company located outside of the United States, we would be subject to a variety of additional risks that may adversely affect us.

If we pursue a partnering candidate with operations or opportunities outside of the United States for our partnering transaction, we may face additional burdens in connection with investigating, agreeing to and completing such partnering transaction, and if we effect such partnering transaction, we would be subject to a variety of additional risks that may negatively impact our operations.

If we pursue a partnering candidate with operations or opportunities outside of the United States for our partnering transaction, we would be subject to risks associated with cross-border partnering transactions, including in connection with investigating, agreeing to and completing our partnering transaction, conducting due diligence in a foreign jurisdiction, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.

If we effect our partnering transaction with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:

•	costs and difficulties inherent in managing cross-border business operations;

•	rules and regulations regarding currency redemption;

•	complex corporate withholding taxes on individuals;

•	laws governing the manner in which future partnering transactions may be effected;

•	exchange listing and/or delisting requirements;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	local or regional economic policies and market conditions;

•	unexpected changes in regulatory requirements;

•	challenges in managing and staffing international operations;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	currency fluctuations and exchange controls;

•	rates of inflation;

•	challenges in collecting accounts receivable;

•	cultural and language differences;

•	employment regulations;

•	underdeveloped or unpredictable legal or regulatory systems;

•	corruption;

•	protection of intellectual property;

•	social unrest, crime, strikes, riots and civil disturbances;

•	regime changes and political upheaval;

•	terrorist attacks and wars; and

•	deterioration of political relations with the United States.

We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such partnering transaction, or, if we complete such partnering transaction, our operations might suffer, either of which may adversely impact our business, financial condition and results of operations.

Risks Relating to our Securities

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable partnering transaction or optimize our capital structure.

At the time we enter into an agreement for our partnering transaction, we will not know how many shareholders may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our partnering transaction agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements, or arrange for third party financing. In addition, if a larger number of shares is submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third party financing. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit our ability to complete the most desirable partnering transaction available to us or optimize our capital structure.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our partnering transaction would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

If our partnering transaction agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that our partnering transaction would be unsuccessful is increased. If our partnering transaction is unsuccessful, you would not receive your pro rata portion of the funds in the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your shares in the open market.

If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our partnering transaction, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with our partnering transaction. Despite our compliance with these rules, if a shareholder fails to receive our proxy materials or tender offer documents, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our partnering transaction will describe the various procedures that must be complied with in order to validly tender or submit public shares for redemption. For example, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent, or to deliver their shares to our transfer agent electronically prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the date on which the vote on the proposal to approve the partnering transaction is to be held. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. See the section of this prospectus entitled “Proposed Business — Delivering Share Certificates in Connection with the Exercise of Redemption Rights.”

We may not be able to complete our partnering transaction within the completion window, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.

We may not be able to find a suitable target business and complete our partnering transaction within the completion window. Our ability to complete our partnering transaction may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the outbreak of COVID-19 continues to grow both in the U.S. and globally and, while the extent of the impact of the outbreak on us will depend on future developments, it could limit our ability to complete the partnering transaction, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of COVID-19 may negatively impact businesses we may seek to acquire. If we have not completed the partnering transaction within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account, less taxes payable and up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our completion of a partnering transaction, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity, and (iii) the redemption of our public shares if we do not complete a partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, subject to applicable law and as further described herein. In addition, if we do not complete a partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, Cayman Islands law may require that we submit a plan of dissolution to our then-existing shareholders for approval prior to the distribution of the proceeds held in our trust account. In that case, public shareholders may be forced to wait beyond 24 months (or 27 months, as applicable) from the closing of this offering before they receive funds from our trust account. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

The                 may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to have our units listed on the                  on                  or promptly after the date of this prospectus and our Class A ordinary shares and warrants on or promptly after their date of separation. We cannot guarantee that our securities will be approved for listing on the . Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the listing standards, we cannot assure you that our securities will be, or will continue to be, listed on the         in the future or prior to our partnering transaction. In order to continue listing our securities on the prior to our partnering transaction, we must maintain certain financial, distribution and share price levels. Generally, we must maintain a minimum average global market capitalization and a minimum number of holders of our securities. Additionally, in connection with our partnering transaction, we will be required to demonstrate compliance with the                 ’s initial listing requirements, which are more rigorous than           ’s continued listing requirements, in order to continue to maintain the listing of our securities on the           . For instance, our share price would generally be required to be at least $4.00 per share and our shareholder’s equity would generally be required to be at least $5.0 million. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the                   delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•	a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our units and eventually our Class A ordinary shares and warrants will be listed on the , our units, Class A ordinary shares and warrants will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the             , our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

You will not be entitled to protections normally afforded to investors of many other blank check companies.

Since the net proceeds of this offering and the sale of the private placement warrants are intended to be used to complete a partnering transaction with a partnering candidate that has not been selected, we may be deemed to be a “blank check” company under the United States securities laws. However, because we will have net tangible assets in excess of $5,000,000 upon the completion of this offering and the sale of the private placement warrants and will file a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units will be immediately tradable and we will have a longer period of time to complete our partnering transaction than do companies subject to Rule 419. Moreover, if this offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us in connection with our completion of a partnering transaction. For a more detailed comparison of our offering to offerings that comply with Rule 419, please see “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers, prospective partnering candidates and other entities with which we do business (other than our independent registered public accounting firm) execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. The underwriter of this offering will not execute agreements with us waiving such claims to the monies held in the trust account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we do not complete our partnering transaction within the prescribed timeframe, or upon the exercise of a redemption right in connection with our partnering transaction, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.

Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors. Pursuant to the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective partnering candidate with which we have entered into a written letter of intent, confidentiality or other similar agreement or partnering transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective partnering candidate who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act.

However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our partnering transaction and redemptions could be reduced to less than $25.00 per public share. In such event, we may not be able to complete our partnering transaction, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective partnering candidates.

The securities in which we invest the proceeds held in the trust account could bear a negative rate of interest, which could reduce the interest income available for payment of taxes or reduce the value of the assets held in trust such that the per share redemption amount received by shareholders may be less than $10.00 per share.

The net proceeds of this offering and certain proceeds from the sale of the private placement warrants, in the amount of $350,000,000, will be held in an interest-bearing trust account. The proceeds held in the trust account may only be invested in direct U.S. Treasury obligations having a maturity of 185 days or less, or in certain money market funds which invest only in direct U.S. Treasury obligations. While short-term U.S. Treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event of very low or negative yields, the amount of interest income (net of permitted withdrawals) would be reduced. In the event that we are unable to complete our initial partnering transaction, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income. If the balance of the trust account is reduced below $350,000,000 as a result of negative interest rates, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case less taxes payable, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, by paying public shareholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Certain agreements related to this offering may be amended without shareholder approval.

Each of the agreements related to this offering to which we are a party, other than the warrant agreement and the investment management trust agreement, may be amended without shareholder approval. Such agreements are: the underwriting agreement; the letter agreement among us and our sponsor, officers and directors; the registration and shareholder rights agreement among us and our initial shareholders; the private placement warrants purchase agreement between us and our sponsor; and the administrative services agreement among us, our sponsor and an affiliate of our sponsor. These agreements contain various provisions that our public shareholders might deem to be material. For example, our letter agreement and the underwriting agreement contain certain lock-up provisions with respect to the founder shares, private placement warrants and other securities held by our sponsor, officers and directors. Amendments to such agreements would require the consent of the applicable parties thereto and would need to be approved by our board of directors, which may do so for a variety of reasons, including to facilitate our partnering transaction. While we do not expect our board of directors to approve any amendment to any of these agreements prior to our partnering transaction, it may be possible that our board of directors, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement. Any amendment entered into in connection with the consummation of our partnering transaction will be disclosed in our proxy solicitation or tender offer materials, as applicable, related to such partnering transaction, and any other material amendment to any of our material agreements will be disclosed in a filing with the SEC. Any such amendments would not require approval from our shareholders, may result in the completion of our partnering transaction that may not otherwise have been possible, and may have an adverse effect on the value of an investment in our securities. For example, amendments to the lock-up provision discussed above may result in our initial shareholders selling their securities earlier than they would otherwise be permitted, which may have an adverse effect on the price of our securities.

In addition, pursuant to the terms of our amended and restated memorandum and articles of association, the powers, preferences or relative, participating, optional or other special rights of the performance shares may be amended only with the prior vote or written consent of the holders of a majority of the performance shares then outstanding, voting separately as a single class, without the need to seek approval from any other class of our ordinary shares, even in situations where the amendment to the terms of the performance shares may adversely impact such other class of ordinary shares.

Our initial shareholders paid an aggregate of $6,250, or approximately $0.0031 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our ordinary shares.

The difference between the public offering price per share (allocating all of the units purchase price to the Class A ordinary share and none to the warrant included in the units) and the pro forma net tangible book value per Class A ordinary shares after this offering constitutes the dilution to you and the other investors in this offering. Our initial shareholders acquired the founder shares at a nominal price, significantly contributing to this dilution. Upon closing of this offering, and assuming no value is ascribed to the warrants included in the units, you and the other public shareholders will incur an immediate and substantial dilution of approximately 86.5%, or $8.65 per share, assuming no exercise of the underwriter’s over-allotment option, the difference between the pro forma net tangible book value per share after this offering of $1.35 and the initial offering price of $10.00 per unit. This dilution would increase to the extent that the anti-dilution provisions of the founder shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares at the time of our partnering transaction and would become exacerbated to the extent that public shareholders seek redemptions from the trust for their public shares. In addition, because of the anti-dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our partnering transaction would be disproportionately dilutive to our Class A ordinary shares.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, (ii) adjusting the provisions relating to cash dividends on Class A ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then outstanding public warrants that vote to amend the warrant agreement, after at least 10 days’ notice that an amendment is being sought, is required to make any change that adversely affects the interests of the registered holders of public warrants. Although our ability to amend the terms of the public warrants with such 50% consent of is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or shares (at a ratio different than initially provided), shorten the exercise period or decrease the number of Class A ordinary shares purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption provided that on the date we give notice of redemption. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us for cash so long as they are held by their initial purchasers or their permitted transferees.

Our warrants may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate our partnering transaction.

We will be issuing warrants to purchase 8,750,000 Class A ordinary shares (or up to 10,062,500 Class A ordinary shares if the underwriter’s over-allotment option is exercised in full) as part of the units offered by this prospectus and, simultaneously with the closing of this offering, we will be issuing in a private placement an aggregate of 5,500,000 private placement warrant (or 6,025,000 private placement warrants if the underwriter’s over-allotment option is exercised in full) each exercisable to purchase one Class A ordinary share at $11.50 per share. In addition, if our sponsor or an affiliate of our sponsor or certain of our officers and directors makes any working capital loans, such lender may convert those loans into up to an additional 1,500,000 private placement warrants, at the price of $1.00 per private placement warrant. To the extent we issue Class A ordinary shares to effectuate a business transaction, the potential for the issuance of a substantial number of additional Class A ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to a partnering candidate. Such warrants, when exercised, will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the Class A ordinary shares issued to complete the business transaction. Therefore, our warrants may make it more difficult to effectuate a business transaction or increase the cost of acquiring the partnering candidate.

Because each unit contains one-fourth of one warrant and only a whole warrant may be exercised, the units may be worth less than units of other special purpose acquisition companies.

Each unit contains one-fourth of one warrant. Pursuant to the warrant agreement, no fractional warrants will be issued upon separation of the units, and only whole units will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder. This is different from other offerings similar to ours whose units include one share and one warrant to purchase one whole share. We have established the components of the units in this way in order to reduce the dilutive effect of the warrants upon completion of a partnering transaction since the warrants will be exercisable in the aggregate for one-fourth of the number of shares compared to units that each contain a whole warrant to purchase one share, thus making us, we believe, a more attractive merger partner for partnering candidates. Nevertheless, this unit structure may cause our units to be worth less than if it included a warrant to purchase one whole share.

The determination of the offering price of our units, the size of this offering and terms of the units is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and the underwriter. In determining the size of this offering, management held customary organizational meetings with representatives of the underwriter, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriter believed they reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the Class A ordinary shares and warrants underlying the units, include:

•	the history and prospects of companies whose principal business is the acquisition of other companies;

•	prior offerings of those companies;

•	our prospects for acquiring an operating business at attractive values;

•	a review of debt to equity ratios in leveraged transactions;

•	our capital structure;

•	an assessment of our management and their experience in identifying operating companies;

•	general conditions of the securities markets at the time of this offering; and

•	other factors as were deemed relevant.

Although these factors were considered, the determination of our offering size, price and terms of the units is more arbitrary than the pricing of securities of an operating company in a particular industry since we have no historical operations or financial results.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Shareholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential partnering transactions and general market or economic conditions, including as a result of the COVID-19 outbreak. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Our board has the flexibility to effect the promote conversion, which, if elected, would be dilutive to your investment.

Our board of directors (in consultation with our sponsor) may make a one-time election following consummation of this offering and prior to completion of our partnering transaction to require our sponsor to forfeit all of the performance shares simultaneously with the issuance of a share dividend to all holders of founder shares such that after giving effect to such transactions no performance shares remain outstanding and the number of founder shares outstanding is equal to 20% of the then outstanding ordinary shares on an as-converted basis (8,750,000 founder shares, or 10,062,500 founder shares in the case of full exercise of the underwriter’s over-allotment option). We refer to this election as the “promote conversion,” and this election may only be made if our board of directors determines that such election is reasonably necessary or beneficial to facilitate the execution of our partnering transaction or that the making of such election in connection with our partnering transaction is otherwise advisable. This election does not require shareholder approval, and would be dilutive to your investment in the Class A ordinary shares.

Risks Relating to our Sponsor and Management Team

Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us.

Information regarding performance by, or businesses associated with, our management team, or businesses associated with them, is presented for informational purposes only. Past performance by our management team is not a guarantee either (i) of success with respect to any partnering transaction we may consummate or (ii) that we will be able to locate a suitable candidate for our partnering transaction. You should not rely on the historical record of the performance of our management team or businesses associated with them, as indicative of our future performance of an investment in us or the returns we will, or is likely to, generate going forward.

We may seek partnering transaction opportunities in industries or sectors that may be outside of our management’s areas of expertise.

We will consider a partnering transaction outside of our management’s areas of expertise if a partnering transaction candidate is presented to us and we determine that such candidate offers an attractive partnering transaction opportunity for our company. Although our management will endeavor to evaluate the risks inherent in any particular partnering transaction candidate, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in this offering than a direct investment, if an opportunity were available, in a partnering transaction candidate.

We are dependent upon our executive officers and directors and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed our partnering transaction. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential partnering transactions and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.

Our ability to successfully effect our partnering transaction and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following our partnering transaction. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our partnering transaction is dependent upon the efforts of our key personnel. The role of our key personnel in the partnering candidate, however, cannot presently be ascertained. Although some of our key personnel may remain with the partnering candidate in senior management or advisory positions following our partnering transaction, it is likely that some or all of the management of the partnering candidate will remain in place. While we intend to closely scrutinize any individuals we engage after our partnering transaction, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Our key personnel may negotiate employment or consulting agreements with a partnering candidate in connection with a particular partnering transaction, and a particular partnering transaction may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following our partnering transaction and as a result, may cause them to have conflicts of interest in determining whether a particular partnering transaction is the most advantageous.

Our key personnel may be able to remain with our company after the completion of our partnering transaction only if they are able to negotiate employment or consulting agreements in connection with the partnering transaction. Such negotiations would take place simultaneously with the negotiation of the partnering transaction and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the partnering transaction. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a partnering candidate, subject to their fiduciary duties under Cayman Islands law.

We may have a limited ability to assess the management of a prospective partnering candidate and, as a result, may affect our partnering transaction with a partnering candidate whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our partnering transaction with a prospective partnering candidate, our ability to assess the partnering candidate’s management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the partnering candidate’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the partnering candidate’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholders or warrant holders who choose to remain shareholders or warrant holders following the partnering transaction could suffer a reduction in the value of their securities. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the partnering transaction contained an actionable material misstatement or material omission.

The officers and directors of an acquisition candidate may resign upon completion of our partnering transaction. The loss of a partnering candidate’s key personnel could negatively impact the operations and profitability of our post-combination business.

The role of an acquisition candidate’s key personnel upon the completion of our partnering transaction cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our partnering transaction, it is possible that members of the management of an acquisition candidate will not wish to remain in place.

Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our partnering transaction.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a partnering transaction and their other businesses. We do not intend to have any full-time employees prior to the completion of our partnering transaction. Each of our executive officers and directors is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers and directors are not obligated to contribute any specific number of hours per week to our affairs. Our independent directors also serve as officers and board members for other entities. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete our partnering transaction. For a complete discussion of our executive officers’ and directors’ other business affairs, please see “Management — Officers, Directors and Director Nominees.”

Our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Following the completion of this offering and until we consummate our partnering transaction, we intend to engage in the business of identifying and combining with one or more businesses. Each of our officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a partnering transaction opportunity to such entity subject to their fiduciary duties under Cayman Islands law. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential partnering candidate may be presented to another entity prior to its presentation to us.

Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except, and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.

For a complete discussion of our executive officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see “Management — Officers, Directors and Director Nominees,” “Conflicts of Interest” and “Certain Relationships and Related Party Transactions.”

Our executive officers, directors and security holder and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into a partnering transaction with a partnering candidate that is affiliated with our sponsor, our directors or executive officers, although we do not intend to do so, or we may acquire a partnering candidate through an affiliated joint acquisition with one or more affiliates of Corsair Capital and/or one or more investors in Corsair Capital or one of its affiliates. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a partnering candidate and completing a partnering transaction. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable partnering candidate may result in a conflict of interest when determining whether the terms, conditions and timing of a particular partnering transaction are appropriate and in our shareholders’ best interest. If this were the case, it would be a breach of their fiduciary duties to us as a matter of Cayman Islands law and we or our shareholders might have a claim against such individuals for infringing on our shareholders’ rights. However, we might not ultimately be successful in any claim we may make against them for such reason.

We may engage in a partnering transaction with one or more partnering candidates that have relationships with entities that may be affiliated with our sponsor, executive officers, directors or existing holders which may raise potential conflicts of interest.

In light of the involvement of our sponsor, executive officers and directors with other entities, we may decide to acquire one or more businesses affiliated with our sponsor, executive officers, directors or existing holders. Our directors also serve as officers and board members for other entities, including, without limitation, those described under “Management — Conflicts of Interest.” Such entities may compete with us for partnering transaction opportunities. Our sponsor, officers and directors are not currently aware of any specific opportunities for us to complete our partnering transaction with any entities with which they are affiliated, and there have been no substantive discussions concerning a partnering transaction with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a partnering transaction as set forth in “Proposed Business — Effecting our Partnering Transaction” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm or an independent accounting firm regarding the fairness to our company from a financial point of view of a partnering transaction with one or more domestic or international businesses affiliated with our sponsor, executive officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the partnering transaction may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Moreover, we may pursue an affiliated joint acquisition opportunity with one or more affiliates of Corsair Capital and/or one or more investors in Corsair Capital or one of its affiliates. Any such parties may co-invest with us in the partnering candidate at the time of our partnering transaction, or we could raise additional proceeds to complete the partnering transaction by issuing to such parties a class of equity or equity-linked securities. Accordingly, such persons or entities may have a conflict between their interests and ours.

Since our sponsor, executive officers and directors will lose their entire investment in us if our partnering transaction is not completed (other than with respect to public shares they may acquire during or after this offering), a conflict of interest may arise in determining whether a particular partnering candidate is appropriate for our partnering transaction.

On January 8, 2021, one of our affiliates purchased an aggregate of (a) 2,012,000 founder shares in exchange for a capital contribution of $6,250, or approximately $0.0031 per share and (b) 250,000 performance shares for a capital contribution of $18,750, or approximately $0.0750 per share and on January 21, 2021 (x) exchanged 130,000 founder shares on a one for one basis for performance shares and (y) surrendered 157,500 founder shares, such that at the date hereof, there are 2,012,500 founder shares and 250,000 performance shares issued and outstanding. The purchase price of the founder shares was determined by dividing the amount of cash contributed to the company by the number of founder shares issued. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriter’s over-allotment option is exercised in full, and therefore that such founder shares would represent 5% of the outstanding ordinary shares issued in this offering. Up to 300,000 of our sponsor’s founder shares will be forfeited depending on the extent to which the underwriter’s over-allotment is exercised. The founder shares will be worthless if we do not complete a partnering transaction. In addition, our sponsor has committed to purchase an aggregate of 5,500,000 private placement warrants (or 6,025,000 private placement warrants if the underwriter’s over-allotment option is exercised in full), for an aggregate purchase price of $5,500 (or $6,025,000 if the underwriter’s over-allotment option is exercised in full), or $1.00 per private placement warrant. Private placement warrants will also be worthless if we do not complete our partnering transaction. The personal and financial interests of our executive officers and directors may influence their motivation in identifying and selecting a partnering transaction, completing a partnering transaction and influencing the operation of the business following the partnering transaction. This risk may become more acute as the 24-month anniversary of the closing of this offering nears, which is the deadline for our completion of a partnering transaction.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Taxation—U.S. Federal Income Tax Considerations”) of our Class A ordinary shares or warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”). Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year (and, in the case of the start-up exception, potentially not until after the two taxable years following our current taxable year). If we determine we are a PFIC for any taxable year, we expect to provide to a U.S. Holder such information as the Internal Revenue Service (the “IRS”) may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will provide such required information on a timely basis or at all, and such election would be unavailable with respect to our warrants in all cases. We urge U.S. investors to consult their tax advisers regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

You may be treated as receiving taxable constructive distributions for U.S. federal income tax purposes even though you do not receive a corresponding cash distribution. In addition, in the event we complete our partnering transaction with a U.S. company and certain other conditions are met, non-U.S. investors may be subject to withholding taxes, and we may have withholding obligations, with respect to any such constructive distribution.

The terms of the warrants provide for an adjustment to the number of Class A ordinary shares for which warrants may be exercised or to the exercise price of the warrants in certain events, as discussed in the section of this prospectus captioned “Description of Securities—Warrants—Public Shareholders’ Warrants.” When certain adjustments are made, depending on the circumstances, you may be treated for U.S. federal income tax purposes as receiving a constructive distribution from us even though no cash distributions are made. In addition, it is possible that the conversion of performance shares into Class A ordinary shares could similarly result in a constructive distribution to you. See “Taxation—U.S. Federal Income Tax Considerations—Possible Constructive Distributions.”

Moreover, if we complete our partnering transaction with a U.S. company and certain other conditions are met, non-U.S. investors may be subject to U.S. federal withholding tax in respect of any such constructive distribution with respect to our warrants or shares, and we or another withholding agent may be liable for any failure to withhold and remit any tax due to the appropriate taxing authority, even though no contemporaneous cash distributions are made.

General Risk Factors

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our partnering transaction.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities,

each of which may make it difficult for us to complete our partnering transaction. In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company with the SEC;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete a partnering transaction and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our partnering transaction; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering; and (iii) absent a partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a partnering transaction. If we do not complete our partnering transaction, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our partnering transaction, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our partnering transaction, and results of operations.

We are not required to obtain an opinion from an independent accounting or investment banking firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.

Unless we complete our partnering transaction with an affiliated entity, we are not required to obtain an opinion from an independent accounting firm or independent investment banking firm that the price we are paying is fair to our shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our proxy solicitation or tender offer materials, as applicable, related to our partnering transaction.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Class A ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

We are a newly organized company established for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a newly organized company, incorporated as a Cayman Islands exempted company, established for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our partnering transaction. We have no plans, arrangements or understandings with any prospective partnering candidate concerning a partnering transaction and may be unable to complete our partnering transaction. If we fail to complete our partnering transaction, we will never generate any operating revenues.

We may reincorporate in another jurisdiction in connection with our partnering transaction, and the laws of such jurisdiction may govern some or all of our future material agreements and we may not be able to enforce our legal rights.

In connection with our partnering transaction, we may relocate the home jurisdiction of our business from the Cayman Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction may govern some or all of our future material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	our ability to select an appropriate partnering candidate or candidates;

•	our ability to complete our partnering transaction;

•	our expectations around the performance of the prospective business or businesses with which we partner;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our partnering transaction;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our partnering transaction;

•	our potential ability to obtain additional financing to complete our partnering transaction;

•	our pool of prospective partnering candidates;

•	our ability to consummate a partnering transaction due to the uncertainty resulting from the recent COVID-19 pandemic;

•	the ability of our officers and directors to generate a number of potential partnering transaction opportunities;

•	our public securities’ potential liquidity and trading;

•	the lack of a market for our securities;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•	the trust account not being subject to claims of third parties; or

•	our financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Use Of Proceeds

We are offering 35,000,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering, together with the funds we will receive from the sale of the private placement warrants, will be used as set forth in the following table.

	Without Option to Purchase Additional Units	Option to Purchase Additional Units Exercised in Full
Gross proceeds
Gross proceeds from units offered to public(1)	$350,000,000	$402,500,000
Gross proceeds from private placement warrants offered in the private placement	5,500,000	6,025,000
Total gross proceeds	$355,500,000	$408,525,000
Estimated offering expenses(2)
Underwriting commissions (1.0% of gross proceeds from units offered to public)	$3,500,000	$4,025,000
Legal fees and expenses	350,000	350,000
Printing and engraving expenses	20,000	20,000
Accounting fees and expenses	42,000	42,000
SEC/FINRA Expenses	89,413	104,788
Directors and officers insurance premiums	350,000	350,000
listing and filing fees	85,000	85,000
Miscellaneous expenses(3)	38,588	23,212
Total estimated offering expenses (other than underwriting commissions)	$1,000,000	$1,000,000
Proceeds after estimated offering expenses	$351,000,000	$403,500,000
Held in trust account	$350,000,000	$402,500,000
% of public offering size	100.0%	100.0%
Not held in trust account	1,000,000	1,000,000

The following table shows the use of the approximately $1,000,000 of net proceeds not held in the trust account:(4)

	Amount	% of Total
Legal, accounting, due diligence, travel, consulting and other expenses in connection with any potential partnering transaction	$375,000	37.5%
Legal and accounting fees related to regulatory reporting obligations	150,000	15.0%
Payment for office space, administrative and support services	320,000	32.0%
continued listing fees	75,000	7.5%
Working capital to cover miscellaneous expenses	80,000	8.0%
Total	$1,000,000	100.0%

 __________________

(1)	Includes amounts payable to public shareholders who properly redeem their shares in connection with our successful completion of our partnering transaction.

(2)	Our sponsor has agreed to loan us up to $300,000 as described in this prospectus. As of January 8, 2021 we had no borrowings under such promissory note. These loans will be repaid upon completion of this offering out of the approximately $1,000,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account. In the event that offering expenses are less than as set forth in this table, any such amounts will be used for post-closing working capital expenses. In the event that the offering expenses are more than as set forth in this table, we may fund such excess with funds not held in the trust account.

(3)	Includes organizational and administrative expenses and may include amounts related to above-listed expenses in the event actual amounts exceed estimates.

(4)	These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring a potential partnering transaction based upon the level of complexity of such partnering transaction. In the event we identify a potential partnering candidate in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any material change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations in excess of estimates may be paid from proceeds not held in the trust account so long as total expenses paid do not exceed the proceeds not held in the trust account. The amount in the table above does not include interest available to us from the trust account. Based on current interest rates, we would expect the trust account to generate approximately $350,000 of interest annually; however, we can provide no assurances regarding this amount. This estimate assumes an interest rate of 0.1% per annum based upon current yields of securities in which the trust account may be invested. In addition, in order to finance transaction costs in connection with an intended partnering transaction, our sponsor, our officers and directors, or any of their affiliates may, but none of them is obligated to, loan us funds as may be required. If we complete our partnering transaction, we would repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our partnering transaction does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into private placement warrants at a price of $1.00 per private placement warrant at the option of the lender. The private placement warrants would be identical to the private placement warrants issued to our sponsor. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, our officers and directors or their affiliates, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

The rules provide that at least 90% of the gross proceeds from this offering and the sale of the private placement warrants be deposited in a trust account. Of the $355.5 million in gross proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, or $408.525 million if the underwriter’s over-allotment option is exercised in full, $350 million ($10.00 per unit), or $402.5 million if the underwriter’s over-allotment option is exercised in full ($10.00 per unit), will be deposited into a trust account with acting as trustee, after deducting $3.5 million in underwriting discounts and commissions payable upon the closing of this offering (or 4.025 million) if the underwriter’s over-allotment option is exercised in full) and an aggregate of $1,000,000 to pay expenses in connection with the closing of this offering and for working capital following this offering. The proceeds held in the trust account will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. We estimate the interest earned on the trust account will be approximately $350,000 per year, assuming an interest rate of 0.1% per year; however, we can provide no assurances regarding this amount. We expect that the interest earned on the trust account will be sufficient to pay income and franchise taxes. We will not be permitted to withdraw any of the principal or interest held in the trust account, except for permitted withdrawals, until the earliest of (i) the completion of our partnering transaction, (ii) the redemption of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, subject to applicable law, and (iii) the redemption of our public shares properly submitted in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity. The table above also does not give effect to the expense reimbursement from the underwriter as described under the heading “Underwriting.”

The net proceeds held in the trust account may be used as consideration to pay the sellers of a business with which we ultimately complete our partnering transaction. If our partnering transaction is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our partnering transaction, we may apply the balance of the cash released from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our partnering transaction, to fund the purchase of other companies or for working capital. There is no limitation on our ability to raise funds privately or through loans, advances or other indebtedness in connection with our partnering transaction, we may enter into following consummation of this offering. However, our amended and restated memorandum and articles of association provides that, following this offering and prior to the consummation of our partnering transaction, we will be prohibited from issuing additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote together as a single class with our then outstanding public shares (a) on any partnering transaction or (b) to approve an amendment to our amended and restated memorandum and articles of association to (x) extend the time we have to consummate a partnering transaction beyond 24 months (or 27 months, as applicable) from the closing of this offering or (y) amend the foregoing provisions.

We believe that amounts not held in trust will be sufficient to pay the costs and expenses to which such proceeds are allocated. This belief is based on the fact that while we may begin preliminary due diligence of a partnering candidate in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on the circumstances of the relevant prospective partnering transaction, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of a partnering transaction. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a partnering transaction is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we could seek such additional capital through loans or additional investments from our sponsor, members of our management team or any of their affiliates, but such persons are not under any obligation to advance funds to, or invest in, us.

We may pay up to $15,000 per month to an affiliate of our sponsor for office space, secretarial and administrative services provided to members of our management team. Upon completion of our partnering transaction or our liquidation, we will cease paying these monthly fees.

Prior to the closing of this offering, our sponsor has agreed to loan us up to $300,000 to be used for a portion of the expenses of this offering.

These loans are non-interest bearing, unsecured and are due at the earlier of December 31, 2021 or the closing of this offering. The loan will be repaid upon the closing of this offering out of the approximately $1,000,000 of offering proceeds that has been allocated to the payment of offering expenses.

In addition, in order to finance transaction costs in connection with an intended partnering transaction, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our partnering transaction, we would repay such loaned amounts. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that our partnering transaction does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post partnering transaction entity at a price of $1.00 per warrant at the option of the lender. The private placement warrants would be identical to the private placement warrants issued to our sponsor. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our partnering transaction, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Dividend Policy

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our partnering transaction. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our partnering transaction. The payment of any cash dividends subsequent to our partnering transaction will be within the discretion of our board of directors at such time. If we increase or decrease the size of this offering pursuant to Rule 462(b) under the Securities Act, we will effect a share dividend or share contribution back to capital or other appropriate mechanism immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares at 5% of the Class A ordinary shares issued in this offering. Further, if we incur any indebtedness in connection with our partnering transaction, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith. The Class A ordinary shares and the performance shares will participate ratably in any cash dividend paid.

Dilution

The difference between the public offering price per Class A ordinary share, assuming no value is attributed to the warrants included in the units we are offering pursuant to this prospectus or the private placement warrants, and the pro forma net tangible book value per Class A ordinary share after this offering constitutes the dilution to investors in this offering. Such calculation does not reflect any dilution associated with the sale and exercise of warrants, including the private placement warrants, which would cause the actual dilution to the public shareholders to be higher, particularly where a cashless exercise is utilized. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of Class A ordinary shares which may be redeemed for cash), by the number of outstanding Class A ordinary shares.

At January 8, 2021, our net tangible book deficit was $(22,696), or approximately $(0.01) per ordinary share. After giving effect to the sale of 35,000,000 Class A ordinary shares included in the units we are offering by this prospectus (or 40,250,000 Class A ordinary shares if the underwriter’s over-allotment option is exercised in full), the sale of the private placement warrants and the deduction of underwriting commissions and estimated expenses of this offering, our pro forma net tangible book value at January 8, 2021 would have been $5,000,004 or $1.35 per share (or $5,000,004 or $1.20 per share if the underwriter’s over-allotment option is exercised in full), representing an immediate increase in net tangible book value (as decreased by the value of 33,288,730 Class A ordinary shares that may be redeemed for cash, or 38,341,855 Class A ordinary shares if the underwriter’s overallotment option is exercised in full) of $1.36 per share (or $1.21 per share if the underwriter’s over-allotment option is exercised in full) to our sponsor as of the date of this prospectus. Total dilution to public shareholders from this offering will be $8.65 per share (or $8.80 if the underwriter’s over-allotment option is exercised in full).

The following table illustrates the dilution to the public shareholders on a per-share basis, assuming no value is attributed to the warrants included in the units or the private placement warrants:

	Without Over-allotment		With Over-allotment
Public offering price		$10.00		$10.00
Net tangible book deficit before this offering	(0.01)		(0.01)
Increase attributable to public shareholders	1.36		1.21
Pro forma net tangible book value after this offering and the sale of the private placement warrants		1.35		1.20
Dilution to public shareholders		$8.65		$8.80
Percentage of dilution to public shareholders		86.5%		88.0%

For purposes of presentation, we have reduced our pro forma net tangible book value after this offering (assuming no exercise of the underwriter’s over-allotment option) by $332,887,300 because holders of up to approximately 95.1% of our public shares may redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account at a per share redemption price equal to the amount in the trust account as set forth in our tender offer or proxy materials (initially anticipated to be the aggregate amount held in trust two business days prior to the commencement of our tender offer or shareholders meeting, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable)), divided by the number of Class A ordinary shares sold in this offering.

The following table sets forth information with respect to our initial shareholders and the public shareholders:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Initial Shareholders(1)(2)	2,000,000	5.41%	$25,000	0.01%	$0.01
Public Shareholders	35,000,000	94.59%	$350,000,000	99.99%	$10.00
	37,000,000	100.0%	$350,025,000	100.00%

___________________

(1)	Includes founder shares and performance shares issued to initial stockholders.

(2)	Assumes that 262,500 founder shares are surrendered to us for no consideration after the closing of this offering in the event the underwriter does not exercise its over-allotment option.

The pro forma net tangible book value per share after the offering (assuming that the underwriter does not exercise its over-allotment option) is calculated as follows:

	Without Over-allotment	With Over-allotment
Numerator:
Net tangible book deficit before this offering	$(22,696)	$(22,696)
Net proceeds from this offering and sale of the private placement warrants(1)	351,000,000	403,500,000
Plus: Offering costs accrued for or paid in advance, excluded from tangible book value	35,000	35,000
Less: Deferred underwriting commissions	(13,125,000)	(15,093,750)
Less: Proceeds held in trust subject to redemption(2)	(332,887,300)	(383,418,550)
	$5,000,004	$5,000,004
Denominator:
Class B ordinary shares outstanding prior to this offering	250,000	250,000
Class F ordinary shares outstanding prior to this offering	2,012,500	2,012,500
Class F ordinary shares forfeited if over-allotment is not exercised	(262,500)	—
Class A ordinary shares included in the units offered	35,000,000	40,250,000
Less: Shares of Class A ordinary shares subject to redemption	(33,288,730)	(38,341,855)
	3,711,270	4,170,645

 ________________

(1)	Expenses applied against gross proceeds include offering expenses of $1,000,000 and underwriting commissions of $3,500,000. See “Use of Proceeds.”

(2)	If we seek shareholder approval of our partnering transaction and we do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, our sponsor, directors, executive officers, advisors or their affiliates may purchase public shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of our partnering transaction. In the event of any such purchases of our shares prior to the completion of our partnering transaction, the number of Class A ordinary shares subject to redemption will be reduced by the amount of any such purchases, increasing the pro forma net tangible book value per share. See “Proposed Business Effecting Our Partnering Transaction—Effecting Our Partnering Transaction—Permitted Purchases and Other Transactions with Respect to Our Securities.”

Capitalization

The following table sets forth our capitalization at January 8, 2021, and as adjusted to give effect to the filing of our amended and restated memorandum and articles of association, the sale of our units in this offering and the private placement warrants and the application of the estimated net proceeds derived from the sale of such securities:

	January 8, 2021
	Actual	As Adjusted
Note payable to related party(1)	$—	$—
Deferred Underwriting Fee	$—	$13,125,000
Class A ordinary shares; -0- and 33,288,730 shares are subject to possible redemption, actual and as adjusted, respectively(2)	—	332,887,300
Preferred stock, $0.0001 par value, 100,000 shares authorized; none issued and outstanding, actual and as adjusted	—	—
Class A ordinary shares, $0.0001 par value, 1,000,000 and 380,000,000 shares authorized, actual and as adjusted, respectively; -0- and 1,711,270 shares issued and outstanding (excluding -0- and 33,288,730 shares subject to possible redemption), actual and as adjusted, respectively	—	171
Class B ordinary shares, $0.0001 par value, 400,000 and 1,000,000 shares authorized, actual and as adjusted, respectively; 250,000 shares issued and outstanding, actual and as adjusted	25	25
Class F ordinary shares, $0.0001 par value, 1,000,000 and 50,000,000 shares authorized, actual and as adjusted, respectively; 2,012,500 and 1,750,000 shares issued and outstanding, actual and as adjusted, respectively(3)	201	175
Additional paid-in capital	24,774	5,012,329
Accumulated deficit	(12,696)	(12,696)
Total shareholders’ equity	$12,304	$5,000,004
Total capitalization	$12,304	$351,012,304

(1)	Our sponsor may loan us up to $300,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. The “as adjusted” information gives effect to the repayment of any loans made under this note out of the proceeds from this offering and the sale of the private placement warrants. To date, we have not borrowed any amount under the promissory note.

(2)	Upon the completion of our partnering transaction, we will provide our public stockholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our partnering transaction, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to the limitations described herein whereby redemptions cannot cause our net tangible assets to be less than $5,000,001.

(3)	Actual share amount is prior to any forfeiture of founder shares and as adjusted amount assumes no exercise of the underwriter’s over-allotment option and forfeiture of an aggregate of 262,500 founder shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a newly organized company incorporated on December 29, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar partnering transaction with one or more businesses, which we refer to as a “partnering transaction.”, and changed our name to “Corsair Partnering Corporation” on January 9, 2021. We have not selected any specific partnering candidate and we have not, nor has anyone on our behalf, engaged in any substantive discussions directly or indirectly, with any partnering candidate with respect to a partnering transaction with us. We intend to effectuate our partnering transaction using cash from the proceeds of this offering and the private placement of the private placement warrants, the proceeds of the sale of our shares in connection with our partnering transaction (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the partnering candidate, debt issued to bank or other lenders or the owners of the partnering candidate, or a combination of the foregoing.

The issuance of additional shares in connection with a partnering transaction to the owners of the partnering candidate or other investors:

•	may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the founder shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares;

•	may subordinate the rights of holders of Class A ordinary shares if preferred shares are issued with rights senior to those afforded our Class A ordinary shares;

•	could cause a change in control if a substantial number of our Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•	may adversely affect prevailing market prices for our Class A ordinary shares and/or warrants.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a partnering candidate, it could result in:

•	default and foreclosure on our assets if our operating revenues after a partnering transaction are insufficient to repay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•	our inability to pay dividends on our Class A ordinary shares;

•	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, at January 8, 2021, we had no cash and deferred offering costs of $35,000. Further, we expect to incur significant costs in the pursuit of our partnering transaction. We cannot assure you that our plans to raise capital or to complete our partnering transaction will be successful.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our partnering transaction. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.

Liquidity and Capital Resources

Our liquidity needs have been satisfied prior to the completion of this offering through a payment of $25,000 from our sponsor to cover for certain offering costs in exchange for the issuance of the founder shares and the performance shares to our sponsor and up to $300,000 in loans available from our sponsor.

We estimate that the net proceeds from the sale of the units in this offering and the sale of the private placement warrants for an aggregate purchase price of $351,000,000 (or $403,500,000 if the underwriter’s over-allotment option is exercised in full), after deducting offering expenses of approximately $1,000,000 and underwriting commissions of $3,500,000 (or $4,025,0000 if the underwriter’s over-allotment option is exercised in full) will be approximately $346,500,000 (or approximately $398,475,000 if the underwriter’s over-allotment option is exercised in full). $350.0 million (or $402.5 million if the underwriter’s over-allotment option is exercised in full) will be held in the trust account. The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The remaining approximately $1,000,000 will not be held in the trust account. In the event that our offering expenses exceed our estimate of $1,000,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $1,000,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our initial partnering transaction. We may make permitted withdrawals from the trust account. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our partnering transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the partnering candidate or candidates, make other acquisitions and pursue our growth strategies.

Prior to the completion of our partnering transaction, we will have available to us the approximately $1,000,000 of proceeds held outside the trust account. We will use these funds to primarily identify and evaluate partnering candidates, perform business due diligence on prospective partnering candidates, travel to and from the offices, plants or similar locations of prospective partnering candidates or their representatives or owners, review corporate documents and material agreements of prospective partnering candidates, and structure, negotiate and complete a partnering transaction.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business prior to our partnering transaction. However, if our estimates of the costs of identifying a partnering candidate, undertaking in-depth due diligence and negotiating a partnering transaction are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our partnering transaction. In order to fund working capital deficiencies or finance transaction costs in connection with an intended partnering transaction, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our partnering transaction, we would repay such loaned amounts. In the event that our partnering transaction does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post partnering transaction entity at a price of $1.00 per private placement warrant at the option of the lender (which units will immediately split into Class A ordinary shares and warrants). The private placement warrants would be identical to the private placement warrants issued to our sponsor. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our partnering transaction, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We expect our primary liquidity requirements during that period to include approximately $400,000 for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting potential partnering transactions; $150,000 for legal and accounting fees related to regulatory reporting requirements; $75,000 for continued listing fees and approximately $80,000 for general working capital that will be used for miscellaneous expenses and reserves. We may also pay up to $15,000 per month to an affiliate of our sponsor for office space, secretarial and administrative services provided to members of our management team.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a partnering candidate or as a down payment or to fund a “no-shop” provision (a provision designed to keep partnering candidates from “shopping” around for transactions with other companies or investors on terms more favorable to such partnering candidates) with respect to a particular proposed partnering transaction, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a partnering candidate, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific partnering transaction and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective partnering candidates. We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. However, if our estimates of the costs of identifying a partnering candidate, undertaking in-depth due diligence and negotiating a partnering transaction are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our partnering transaction.

Moreover, we may need to obtain additional financing to complete our partnering transaction, either because the transaction requires more cash than is available from the proceeds held in our trust account or because we become obligated to redeem a significant number of our public shares upon completion of the partnering transaction, in which case we may issue additional securities or incur debt in connection with such partnering transaction. If we do not complete our partnering transaction because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our partnering transaction, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2021. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal controls. We expect to assess the internal controls of our partnering candidate or candidates prior to the completion of our partnering transaction and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A partnering candidate may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and mid-sized partnering candidates we may consider for our partnering transaction may have internal controls that need improvement in areas such as:

•	staffing for financial, accounting and external reporting areas, including segregation of duties;

•	reconciliation of accounts;

•	proper recording of expenses and liabilities in the period to which they relate;

•	evidence of internal review and approval of accounting transactions;

•	documentation of processes, assumptions and conclusions underlying significant estimates; and

•	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a partnering candidate, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent registered public accounting firm may identify additional issues concerning a partnering candidate’s internal controls while performing their audit of internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering and the sale of the private placement warrants held in the trust account will be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results. As of January 8, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have not conducted any operations to date.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier.

Proposed Business

Company

We are a newly organized company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with one or more businesses, which we refer to throughout this prospectus as our “partnering transaction.” We have not selected any business with which we will partner and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with respect to a specific partnering transaction.

Our Sponsor

Our sponsor is an affiliate of Corsair Capital, one of the longest-standing private equity investors in the financial and business services industries, having been founded in 1992. Since inception, Corsair Capital has led over $11 billion of investments across its global private equity and infrastructure platforms. As a preeminent financial services specialist, Corsair Capital has developed deep expertise and an extensive network within the global financial and business services industry. The firm invests in high-growth, asset-light businesses that operate at the crossroads of technology transformation and financial services complexity, requiring Corsair Capital’s sectoral knowledge and network to drive value.

The Corsair Capital Investment Committee, which includes our Chief Executive Officer, D. T. Ignacio Jayanti, and our President, Jeremy S. Schein, is comprised of experienced professionals with dedicated financial and business services operating, investing and advisory backgrounds. The Corsair Capital Investment Committee has been investing together for an average of 15 years, with decades of experience in the financial and business services sectors, and has spent the majority of their careers investing through many different macroeconomic and credit cycles.

Our Management Team and Board of Directors

Our management team will be led by D.T. Ignacio Jayanti, Jeremy S. Schein and Paul Cabral. Ignacio and Jeremy will also serve as board members. Our management team will further be supported by our strategic advisors, who will also serve as independent board members.

D.T. Ignacio Jayanti, Chief Executive Officer and Director

D.T. Ignacio Jayanti has served as our CEO and a member of our board of directors since January 2021, and will be appointed as Chairman of our board of directors. Mr. Jayanti joined Corsair Capital in 1993, and currently serves as its Managing Partner and Chairman of the Buy-outs Investment Committee and as a member of the Infrastructure Investment Committee of Corsair’s corporate private equity funds. Prior to spinning off Corsair Capital as an independent business from J.P. Morgan Chase & Co. in 2006, Mr. Jayanti played a key role as a senior member of the investment team of the predecessor Corsair funds and was responsible for managing the operations of the Corsair business from 1994 onwards. From 1994 to 1999, Mr. Jayanti was also a senior member of the Investment Banking Department of J.P. Morgan, where he headed the Emerging Markets Financial Institutions group. Prior to J.P. Morgan, Mr. Jayanti worked at Credit Suisse First Boston in the Financial Institutions group both in New York and London. His investment banking experience includes complex advisory assignments in the United States, Europe, Asia and Latin America.  Mr. Jayanti holds B.A. and an M.A. in Economics from Queens’ College, Cambridge University. We believe that Mr. Jayanti is qualified to serve as a member of our board of directors because of his extensive business and investment experience in the private equity industry and his knowledge of the financial services sector.

Jeremy S. Schein, President and Director

Jeremy S. Schein has served as our President and a member of our board of directors since January 2021. Mr. Schein is a Partner at Corsair Capital having worked at Corsair Capital in a number of roles at the firm since 2001. He serves as a member of Corsair Capital’s Investment Committee. Mr. Schein serves on the board of REPAY Holdings Corporation, as well as several current Corsair Capital portfolio companies, including Multi Service Technology Solutions, Inc., Identity Intelligence Group, LLC, Oakridge Insurance Services LLC, Spring Venture Group, LLC, and Jackson Hewitt Tax Service Inc. Mr. Schein holds a B.A.. in Economics from Cornell University. We believe Mr. Schein’s extensive knowledge in the areas of financial technology, payments, business services and the broader financial services industry coupled with his experience in private equity investments, as well as his experience in leading the merger of a private company with and into a special purpose acquisition company, makes him well qualified to serve as a director.

Paul Cabral, Chief Financial Officer

Mr. Cabral has served as our Chief Financial Officer since January 2021, and is also the Chief Financial Officer of Corsair Capital. He joined Corsair Capital in 2017. Mr. Cabral leads the finance functions of Corsair Capital. Prior to joining Corsair Capital, from 2007 to 2017, Mr. Cabral was the Vice President of Finance at Riverstone Equity Partners, where he managed the finance functions for the firm and served as Chief Financial Officer of the credit business. Prior to Riverstone, Mr. Cabral was Chief Financial Officer of Hampshire Equity Partners and Arsenal Capital Partners, both middle market buyout firms. Prior to Arsenal, Mr. Cabral was a Vice President in the Private Investment Accounting Group at Goldman Sachs. Mr. Cabral started his career at PricewaterhouseCoopers. Mr. Cabral holds a B.S. in Accounting from Villanova University and is a Certified Public Accountant in the state of New York.

Business Strategy

Market Opportunity

The broad financial services industry encompasses a great diversity of businesses, some cyclical, some counter cyclical, and others that exhibit significant secular growth trends and are more immune to traditional macroeconomic cycles. The financial services industry accounts for a very meaningful percentage of gross domestic product, employment and equity market value in every country. There are a limited number of sectors of such scale undergoing dynamic change and giving rise to significant private equity investment opportunities in the middle market. We believe that secular trends in technology, demographics and customer behavior will generate a diversified set of investment opportunities in the financial services industry over the coming years.

Our team’s longevity, specialist expertise and differentiated network should position the firm to take advantage of this environment. Our management team takes a thematic approach to investing at the intersection of technology transformation and financial services complexity focusing on proven business models with a clear market advantage, strong management teams and diverse end markets.

Our Business Strategy

We believe we are well positioned to continue to drive value within the financial and business services sectors due to the following key attributes:

•	Sector provides a diversified stream of attractive and non-cycle dependent investment opportunities for specialist investors. The financial and business services industries are large, diversified and vital to the economic health of any economy. We believe that this environment offers attractive investment opportunities for sophisticated and experienced investors who are able to navigate what is an incredibly dynamic industry landscape. In addition, We believe that our investment strategy benefits from a broad range and depth of sub-sectors within these industries.

•	Longstanding and consistent investor in the sector. We expect to leverage the extensive investment experience of Corsair Capital, which has been focused on investing in the financial and business services sectors since 1992, with extensive experience investing across major economic cycles and industry shifts in multiple markets.

•

Experienced team and deep global network. Corsair Capital employs 35 individuals in offices in New York and London, and is able to draw upon the experience and network of industry professionals, including a highly experienced core investment team, twelve operating partners and seven advisory board members. These professionals have built a global network, which includes leading industry, regulatory and public policy executives, as well as institutional partners. We believe that Corsair Capital has, over the past 28 years and over five funds, developed an extensive and deep knowledge of the sector and honed its investment strategy enabling Corsair Capital to efficiently evaluate and execute investments in the financial and business services sectors.

•	Differentiated investment sourcing through proactive, thematic approach to origination. We expect to focus our deal origination on pre-defined investment themes that are developed by our team through a combination of independent research and discussions with market participants. We will aim to use our management team's sector knowledge and network to anticipate financial and business services industry trends and identify potential targets through detailed sector mapping exercises. We believe this approach has allowed Corsair Capital to proactively originate high-quality investment opportunities in the past, often away from competitive auctions. Furthermore, we believe Corsair Capital is often viewed as a partner of choice for companies and management teams, given its deep domain expertise and its reputation for being value-added owners and partners

•	Effective approach to value creation. We believe that one of our key strengths lies in Corsair Capital's ability to consistently add value to its portfolio companies and bring a distinctive and appropriate “tool kit” for each investment. Corsair Capital seeks to partner with key stakeholders (management, shareholders, employees and regulators) to execute on a systematic approach to driving value across the portfolio utilizing the following key levers:

o	Talent and organizational development;

o	Business development and distribution;

o	M&A;

o	Technology & operational planning;

o	Leveraging existing network of key stakeholders;

o	Capital raising and structuring; and

o	Exit strategy

•	Ability to assess, attract and retain differentiated management talent, board members. We believe Corsair Capital’s long-standing experience in the sector enables it to apply a differentiated lens to assessing and sourcing best-in-class management and board members. We expect to leverage Corsair Capital’s strong and well-established reputation and its ability to attract talented human capital, which we believe is highly attractive for prospective portfolio companies.

Acquisition Criteria

Consistent with Corsair Capital’s investment strategy, the team has identified the following attributes and guidelines to evaluate prospective target businesses. We may decide, however, to enter into a partnering transaction with one or more businesses that does not meet these criteria and guidelines. We intend to pursue a partnering transaction with companies that have the following characteristics:

•	Market leading financial or business services franchise: We will prioritize our partnering transaction with a market-leading financial or business services platform that has a defensible market position, with demonstrated advantages when compared to its competitors. We believe a leadership position affords a company the opportunity to drive change and innovation at scale to meet evolving customer demand.

•	Strong management team: Our investment philosophy is predicated upon the belief that proven, experienced, dynamic, and aligned management teams are critical to delivering growth and operational excellence in the financial and business services industry. We will seek to partner with management teams to develop and execute on an aligned strategy together.

•	Demonstrated opportunity for continued growth: We will seek to invest in a growing business, which we believe will benefit from a differentiated opportunity to attract talent, ability to realize opportunities of scale, and a path to a premium valuation. There are many businesses in the financial and business services industry that serve markets benefiting from secular tailwinds, operate in verticals with significant whitespace, and are experiencing expanding market share, leading to attractive growth trajectory.

•	Sustainable and proven unit economics: We will aim to invest in a company with a rapidly scalable model, as well as a clear path to profitability. We believe that strong unit economics are necessary to achieve profitability and sustainable growth.

•	Opportunity to drive value through technology and innovation: We expect to evaluate targets that our management team understands well, including those where we believe we can drive meaningful operational improvements and efficiency gains, or enhance its strategic position by using big data, sophisticated revenue management techniques, and technology solutions to differentiate its offering.

•	Reaching a critical inflection point: We will seek to partner with businesses that have reached an inflection point where our involvement and engagement can help the company by adding additional management expertise, assisting in innovation of new products or services, or work with management to execute accretive acquisitions or pursue operational initiatives to drive improved financial performance.

•	Large addressable markets with attractive tailwinds: The financial and business services industry is large enough to support market capitalizations in the tens or hundreds of billions of dollars for market leaders. Furthermore, across sectors and regions, we see the opportunity for technology to make financial products and services more affordable and accessible for customers. We will seek businesses that address these markets.

•	Reasonable valuation: Corsair Capital has negotiated a wide variety of private markets investments over its 30-year history across geographies, transaction structures, and business models, and we will aim to negotiate a valuation and terms that will provide significant upside potential while limiting downside risk.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular partnering transaction may be based, to the extent relevant, on these general guidelines as well as on other considerations, factors and criteria that our management may deem relevant. In the event that we decide to enter into a partnering transaction with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to a partnering transaction, which, as discussed in this prospectus, would be in the form of proxy solicitation materials or tender offer documents that we would file with the Securities and Exchange Commission.

Our Acquisition Process

With nearly three decades of investment experience, Corsair Capital has developed a comprehensive investment process designed to evaluate and complete investments in an efficient manner. Corsair Capital has designed its investment process to take into account not only the views from its most senior members, but also the views from all members of the investment team. Time efficiency and cost effectiveness each contribute significantly to Corsair Capital’s deal selection process, which is designed to examine all commercial and feasibility issues of an investment. We believe that our ability to thoroughly vet opportunities and allocate its resources accordingly is another major differentiator from competitors with less experience and familiarity with the industry.

Partnering Transaction

We anticipate structuring our partnering transaction so that the post-transaction company in which our public shareholders’ own shares will own or acquire 100% of the outstanding equity interests or assets of the partnering candidate or candidates. We may, however, structure our partnering transaction such that the post-transaction company owns or acquires less than 100% of such interests or assets of the partnering candidate in order to meet certain objectives of the partnering candidate management team or shareholders or for other reasons, but we will only complete such partnering transaction if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the partnering candidate or otherwise acquires a controlling interest in the partnering candidate sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the partnering candidate, our shareholders prior to our partnering transaction may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the partnering candidate and us in our partnering transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all the outstanding capital stock of a partnering candidate. In this case, we would acquire a 100% controlling interest in the partnering candidate. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our partnering transaction could own less than a majority of our outstanding shares subsequent to our partnering transaction. If less than 100% of the equity interests or assets of a partnering candidate or candidates are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If our partnering transaction involves more than one partnering candidate, the 80% of net assets test will be based on the aggregate value of all the partnering candidates.

Prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our partnering transaction.

We may pursue a partnering transaction opportunity jointly with our sponsor, Corsair Capital or one or more of its affiliates and/or investors in Corsair Capital or one of its affiliates. Any such parties may co-invest with us in the partnering candidate at the time of our partnering transaction, or we could raise additional proceeds to complete the acquisition by issuing to such parties a class of equity or equity-linked securities. Any such issuance of equity or equity-linked securities would, on a fully diluted basis, reduce the percentage ownership of our then-existing shareholders. Notwithstanding the foregoing, pursuant to the anti-dilution provisions of our founder shares, issuances or deemed issuances of Class A ordinary shares or equity-linked securities would result in an adjustment to the ratio at which founder shares shall convert into Class A ordinary shares such that our initial shareholders and their permitted transferees, if any, would retain their aggregate percentage ownership at 5% of the sum of the total number of all as-converted Class A ordinary shares outstanding upon completion of this offering, plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the partnering transaction, unless the holders of a majority of the then-outstanding founder shares agree to waive such adjustment with respect to such issuance or deemed issuance at the time thereof. Neither our sponsor nor Corsair Capital, nor any of their respective affiliates, have an obligation to make any such investment, and may compete with us for potential partnering transactions.

Status as a Public Company

We believe our structure will make us an attractive partnering transaction partner to partnering candidates. As an existing public company, we offer a partnering candidate an alternative to the traditional initial public offering through a merger or other partnering transaction with us. In a partnering transaction with us, the owners of the partnering candidate may, for example, exchange their shares of stock in the partnering candidate for our Class A ordinary shares (or shares of a new holding company) or for a combination of Class A our ordinary shares and cash, allowing us to tailor the consideration to the specific needs of the sellers. We believe partnering candidates will find this method a more expeditious and cost effective method to becoming a public company than the typical initial public offering. The typical initial public offering process takes a significantly longer period of time than the typical partnering transaction process, and there are significant expenses and market and other uncertainties in the initial public offering process, including underwriting discounts and commissions, marketing and road show efforts that may not be present to the same extent in connection with a partnering transaction with us.

Furthermore, once a proposed partnering transaction is completed, the partnering candidate will have effectively become public, whereas an initial public offering is always subject to the underwriter’s ability to complete the offering, as well as general market conditions, which could delay or prevent the offering from occurring or could have negative valuation consequences. Following a partnering transaction, we believe the partnering candidate would then have greater access to capital, an additional means of providing management incentives consistent with shareholders’ interests and the ability to use its shares as currency for acquisitions. Being a public company can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

While we believe that our structure and our management team’s backgrounds will make us an attractive business partner, some potential partnering candidates may view our status as a blank check company, such as our lack of an operating history and our ability to seek shareholder approval of any proposed partnering transaction, negatively.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Class A ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30th.

Financial Position

With funds available for a partnering transaction initially in the amount of $350,000,000 (assuming no redemptions) (or $402,500,000 (assuming no redemptions) if the underwriter’s over-allotment option is exercised in full), we offer a partnering candidate a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our partnering transaction using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the partnering candidate to fit its needs and desires. However, we have not taken any steps to secure third party financing and there can be no assurance it will be available to us.

Effecting Our Partnering Transaction

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our partnering transaction using cash from the proceeds of this offering and the private placement of the private placement warrants, the proceeds of the sale of our shares in connection with our partnering transaction (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the partnering candidate, debt issued to bank or other lenders or the owners of the partnering candidate, or a combination of the foregoing. We may seek to complete our partnering transaction with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

If our partnering transaction is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our partnering transaction or used for redemptions of our Class A ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our partnering transaction, to fund the purchase of other companies or for working capital.

We have not selected any specific partnering candidate and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any partnering candidate with respect to a partnering transaction with us. Accordingly, there is no current basis for investors in this offering to evaluate the possible merits or risks of the partnering candidate with which we may ultimately complete our partnering transaction. Although our management will assess the risks inherent in a particular partnering candidate with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a partnering candidate may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely affect a partnering candidate.

We may need to obtain additional financing to complete our partnering transaction, either because the transaction requires more cash than is available from the proceeds held in our trust account or because we become obligated to redeem a significant number of our public shares upon completion of the partnering transaction, in which case we may issue additional securities or incur debt in connection with such partnering transaction. There are no prohibitions on our ability to issue securities or incur debt in connection with our partnering transaction. We are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities, the incurrence of debt or otherwise.

Sources of Partnering Candidates

We are not prohibited from pursuing a partnering transaction with a partnering candidate that is affiliated with our sponsor, officers or directors, or from completing the partnering transaction through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete our partnering transaction with a partnering candidate that is affiliated with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or an independent accounting firm, that such a partnering transaction is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

Evaluation of a Partnering Candidate and Structuring of Our Partnering Transaction

In evaluating a prospective partnering candidate, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as applicable, as well as a review of financial, operational, legal and other information which will be made available to us. If we determine to move forward with a particular partnering candidate, we will proceed to structure and negotiate the terms of the partnering transaction.

The time required to select and evaluate a partnering candidate and to structure and complete our partnering transaction, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective partnering candidate with which our partnering transaction is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another partnering transaction. The company will not pay any consulting fees to members of our management team, or any of their respective affiliates, for services rendered to or in connection with our partnering transaction.

Lack of Business Diversification

For an indefinite period of time after the completion of our partnering transaction, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete a partnering transaction with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our partnering transaction with only a single entity, our lack of diversification may:

•	subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our partnering transaction, and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Partnering Candidate’s Management Team

Although we intend to closely scrutinize the management of a prospective partnering candidate when evaluating the desirability of effecting our partnering transaction with that business, our assessment of the partnering candidate’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the partnering candidate cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our partnering transaction. While it is possible that one or more of our directors will remain associated in some capacity with us following our partnering transaction, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our partnering transaction. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular partnering candidate.

We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our partnering transaction.

Following a partnering transaction, we may seek to recruit additional managers to supplement the incumbent management of the partnering candidate. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders May Not Have the Ability to Approve Our Partnering Transaction

We may conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC subject to the provisions of our amended and restated memorandum and articles of association. However, we will seek shareholder approval if it is required by law or applicable stock exchange rule, or we may decide to seek shareholder approval for business or other legal reasons.

Presented in the table below is a graphic explanation of the types of partnering transactions we may consider and whether shareholder approval is currently required under Cayman Islands law for each such transaction.

Type of Transaction	Whether Shareholder Approval Is Required
Purchase of assets	No
Purchase of stock of partnering candidate not involving a merger with the company	No
Merger of partnering candidate into a subsidiary of the company	No
Merger of the company with a partnering candidate	Yes

Under’s listing rules, shareholder approval would be required for the partnering transaction if, for example:

•	We issue ordinary shares that will be equal to or in excess of 20% of the number of our ordinary shares then outstanding (other than in a public offering);

•	Any of our directors, officers or substantial shareholders (as defined by rules) has a 5% or greater interest earned on the trust account (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target business or assets to be acquired or otherwise and the present or potential issuance of ordinary shares could result in an increase in outstanding ordinary shares or voting power of 5% or more; or

•	The issuance or potential issuance of ordinary shares will result in our undergoing a change of control.

The decision as to whether we will seek shareholder approval of a proposed partnering transaction in those instances in which shareholder approval is not required by applicable law or stock exchange listing requirements will be made by us, solely in our discretion, and will be based on business and legal reasons, which include a variety of factors, including, but not limited to: (i) the timing of the transaction, including in the event we determine shareholder approval would require additional time and there is either not enough time to seek shareholder approval or doing so would place the company at a disadvantage in the transaction or result in other additional burdens on the company; (ii) the expected cost of holding a shareholder vote; (iii) the risk that the shareholders would fail to approve the proposed partnering transaction; (iv) other time and budget constraints of the company; and (v) additional legal complexities of a proposed business combination that would be time-consuming and burdensome to present to shareholders.

Permitted Purchases of Our Securities

If we seek shareholder approval of our partnering transaction and we do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, our sponsor, initial shareholders, directors, executive officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of our partnering transaction. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions. If they engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.

In the event that our sponsor, initial shareholders, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of any such purchases of shares could be to (i) vote such shares in favor of the partnering transaction and thereby increase the likelihood of obtaining shareholder approval of the partnering transaction or (ii) to satisfy a closing condition in an agreement with a partnering candidate that requires us to have a minimum net worth or a certain amount of cash at the closing of our partnering transaction, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with our partnering transaction. Any such purchases of our securities may result in the completion of our partnering transaction that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our Class A ordinary shares or public warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our sponsor, initial shareholders, officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom our initial shareholders, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A ordinary shares) following our mailing of proxy materials in connection with our partnering transaction. To the extent that our sponsor, officers, directors and advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our partnering transaction, whether or not such shareholder has already submitted a proxy with respect to our partnering transaction but only if such shares have not already been voted at the shareholder meeting related to our partnering transaction. Our sponsor, executive officers, directors, advisors or any of their affiliates will select which shareholders to purchase shares from based on a negotiated price and number of shares and any other factors that they may deem relevant, and will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws. Our sponsor, officers, directors and/or their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.

Redemption Rights for Public Shareholders upon Completion of Our Partnering Transaction

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our partnering transaction at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the partnering transaction, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares they may hold in connection with the completion of our partnering transaction.

Limitations on Redemptions

Our amended and restated memorandum and articles of association will provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. In addition, our proposed partnering transaction may impose a minimum cash requirement for: (i) cash consideration to be paid to the partnering candidate or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed partnering transaction exceed the aggregate amount of cash available to us, we will not complete the partnering transaction or redeem any shares in connection with such partnering transaction, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof.

Manner of Conducting Redemptions

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our partnering transaction either (i) in connection with a shareholder meeting called to approve the partnering transaction or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed partnering transaction or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirements. Asset acquisitions and stock purchases would not typically require shareholder approval while direct mergers with our company and any transactions where we issue more than 20% of our outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on the                 , we will be required to comply with the                ’s shareholder approval rules.

The requirement that we provide our public shareholders with the opportunity to redeem their public shares by one of the two methods listed above will be contained in provisions of our amended and restated amended and restated memorandum and articles of association and will apply whether or not we maintain our registration under the Exchange Act or our listing on the                . Such provisions may be amended if approved by holders of two-thirds of our ordinary shares entitled to vote thereon, so long as we offer redemption in connection with such amendment.

If we provide our public shareholders with the opportunity to redeem their public shares in connection with a shareholder meeting, we will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

If we seek shareholder approval, we will complete our partnering transaction only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. A quorum for such meeting will be present if the holders of a majority of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Our initial shareholders will count towards this quorum and, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote any founder shares and performance shares they hold and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our partnering transaction. For purposes of seeking approval of the majority of our outstanding ordinary shares voted, non-votes will have no effect on the approval of our partnering transaction once a quorum is obtained. As a result, in addition to the founder shares and the performance shares, we would need 15,750,001, or 45.0%, of the 35,000,000 public shares sold in this offering to be voted in favor of a partnering transaction (assuming all outstanding shares are voted) in order to have our partnering transaction approved (assuming the over-allotment option is not exercised). These quorum and voting thresholds, and the voting agreements of our initial shareholders, may make it more likely that we will consummate our partnering transaction. Each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction or whether they were a shareholder on the record date for the shareholder meeting held to approve the proposed transaction.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

•	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

•	file tender offer documents with the SEC prior to completing our partnering transaction, which contain substantially the same financial and other information about the partnering transaction and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our partnering transaction until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than a specified number of public shares, which number will be based on the requirement that we may not redeem public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the partnering transaction.

Upon the public announcement of our partnering transaction, if we elect to conduct redemptions pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Class A ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the date on which the vote on the proposal to approve the partnering transaction is to be held. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our partnering transaction will indicate whether we are requiring public shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost. If the proposed partnering transaction is not approved and we continue to search for a partnering candidate, we will promptly return any certificates or shares delivered by public shareholders who elected to redeem their shares.

Our amended and restated memorandum and articles of association will provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. In addition, our proposed partnering transaction may impose a minimum cash requirement for: (i) cash consideration to be paid to the partnering candidate or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed partnering transaction exceed the aggregate amount of cash available to us, we will not complete the partnering transaction or redeem any shares in connection with such partnering transaction, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof.

Limitation on Redemption upon Completion of our Partnering Transaction If We Seek Shareholder Approval

If we seek shareholder approval of our partnering transaction and we do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares, without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed partnering transaction as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in this offering without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our partnering transaction, particularly in connection with a partnering transaction with a partnering candidate that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our partnering transaction.

Delivering Share Certificates in Connection with the Exercise of Redemption Rights

As described above, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the date on which the scheduled vote on the proposal to approve the partnering transaction is to be held. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our partnering transaction will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to two business days prior to the vote on the partnering transaction if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its redemption rights. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the broker submitting or tendering shares a fee of approximately $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to submit or tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the proxy materials or tender offer documents, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our partnering transaction.

If our partnering transaction is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed partnering transaction is not completed, we may continue to try to complete a partnering transaction with a different partnering candidate until 24 months (or 27 months, as applicable) from the closing of this offering.

Redemption of Public Shares and Liquidation if No Partnering Transaction

Our amended and restated memorandum and articles of association provides that we will have only 24 months (or 27 months, as applicable) from the closing of this offering to complete our partnering transaction. If we do not complete our partnering transaction within such 24-month period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our partnering transaction within the 24-month time period.

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering. However, if our sponsor or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our partnering transaction within the allotted 24-month time period.

Our sponsor, officers and directors have agreed, pursuant to a letter agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of this offering and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account and any tax payments or expenses for the dissolution of the trust, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00.

Although we will seek to have all vendors, service providers, prospective partnering candidates and other entities with which we do business (other than our independent registered public accounting firm) execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriter of this offering will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective partnering candidate with which we have entered into a written letter of intent, confidentiality or other similar agreement or partnering transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective partnering candidate who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our partnering transaction and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our partnering transaction, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective partnering candidates.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective partnering candidates or other entities with which we do business (other than our independent registered public accounting firm) execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $1,000,000 from the proceeds of this offering with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $1,000,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $1,000,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders.

Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity or (iii) if they redeem their respective shares for cash upon the completion of our partnering transaction. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our partnering transaction, a shareholder’s voting in connection with the partnering transaction alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.

Comparison of Redemption or Purchase Prices in Connection with Our Partnering Transaction and if We Fail to Complete Our Partnering Transaction.

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our partnering transaction and if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering.

	Redemptions in Connection with our Partnering Transaction	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete a Partnering Transaction
Calculation of redemption price	Redemptions at the time of our partnering transaction may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the partnering transaction (which is initially anticipated to be $10.00 per share), including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause our net tangible assets to be less than $5,000,001.	If we seek shareholder approval of our partnering transaction, our initial shareholders, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following completion of our partnering transaction. There is no limit to the prices that our initial shareholders, directors, officers, advisors or their affiliates may pay in these transactions. If they engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.	If we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount, then on deposit in the trust account (which is initially anticipated to be $10.00 per share), including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares.
Impact to remaining shareholders	The redemptions in connection with our partnering transaction will reduce the book value per share for our remaining shareholders, who will bear the burden of the interest withdrawn in order to pay our taxes (to the extent not paid from amounts accrued as interest on the funds held in the trust account).	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.	The redemption of our public shares if we fail to complete our partnering transaction will reduce the book value per share for the shares held by our initial shareholders, who will be our only remaining shareholders after such redemptions.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriter will not exercise their over-allotment option. None of the provisions of Rule 419 apply to our offering.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds	$350,000,000 of the net proceeds of this offering and the sale of the private placement warrants will be deposited into a trust account located in the United States with Continental Stock Transfer & Trust Company acting as trustee.	Approximately $340,200,000 of the offering proceeds, representing the gross proceeds of this offering, would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.
Investment of net proceeds	$350,000,000 of the net proceeds of this offering and the sale of the private placement warrants held in trust will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.	Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.
Receipt of interest on escrowed funds	Interest on proceeds from the trust account to be paid to shareholders is reduced by (i) any taxes paid or payable, (ii) permitted withdrawals and (iii) in the event of our liquidation for failure to complete our partnering transaction within the allotted time, up to $100,000 of net interest that may be released to us should we have no or insufficient working capital to fund the costs and expenses of our dissolution and liquidation.	Interest on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a partnering transaction.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Limitation on fair value or net assets of partnering candidate	We must complete one or more partnering transactions having an aggregate fair market value of at least 80% of our assets held in the trust account (excluding the taxes payable on the income earned on the trust account) at the time of the agreement to enter into the partnering transaction.	The fair value or net assets of a partnering candidate must represent at least 80% of the maximum offering proceeds.
Trading of securities issued	The units are expected to begin trading on or promptly after the date of this prospectus. The Class A ordinary shares and warrants comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless Evercore informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. We will file the Current Report on Form 8-K promptly after the closing of this offering, which closing is anticipated to take place three business days from the date the units commence trading. If the over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the over-allotment option.	No trading of the units or the underlying Class A ordinary shares and warrants would be permitted until the completion of a partnering transaction. During this period, the securities would be held in the escrow or trust account.
Exercise of the warrants	The warrants cannot be exercised until the later of 30 days after the completion of our partnering transaction and 12 months from the closing of this offering.	The warrants could be exercised prior to the completion of a partnering transaction, but securities received and cash paid in connection with the exercise would be deposited in the escrow or trust account.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Election to remain an investor	We will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our partnering transaction, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, upon the completion of our partnering transaction, subject to the limitations described herein. We may not be required by law to hold a shareholder vote. If we are not required by law and do not otherwise decide to hold a shareholder vote, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC which will contain substantially the same financial and other information about the partnering transaction and the redemption rights as is required under the SEC’s proxy rules. If, however, we hold a shareholder vote, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our partnering transaction only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction.	A prospectus containing information pertaining to the partnering transaction required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of a post-effective amendment to the company’s registration statement, to decide if he, she or it elects to remain a shareholder of the company or require the return of his, her or its investment. If the company has not received the notification by the end of the 45th business day, funds and interest or dividends, if any, held in the trust or escrow account are automatically returned to the shareholder. Unless a sufficient number of investors elect to remain investors, all funds on deposit in the escrow account must be returned to all of the investors and none of the securities are issued.
Partnering transaction deadline	If we do not complete a partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the requirements of other applicable law.	If an acquisition has not been completed within 18 months after the effective date of the company’s registration statement, funds held in the trust or escrow account are returned to investors.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Release of funds	Except for permitted withdrawals, none of the funds held in trust will be released from the trust account until the earliest of (i) the completion of our partnering transaction, (ii) the redemption of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, subject to applicable law, and (iii) the redemption of our public shares properly submitted in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated a partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity.	The proceeds held in the escrow account are not released until the earlier of the completion of a partnering transaction or the failure to effect a partnering transaction within the allotted time.
Delivering share certificates in connection with the exercise of redemption rights	We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the date on which the vote on the proposal to approve the partnering transaction is to be held. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our partnering transaction will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to two business days prior to the vote on the partnering transaction if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its redemption rights.	Many blank check companies provide that a shareholder can vote against a proposed partnering transaction and check a box on the proxy card indicating that such shareholder is seeking to exercise its redemption rights. After the partnering transaction is approved, the company would contact such shareholder to arrange for delivery of its share certificates to verify ownership.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote	If we seek shareholder approval of our partnering transaction and we do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, our amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares, without our prior consent. However, we would not restrict our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our partnering transaction.	Many blank check companies provide no restrictions on the ability of shareholders to redeem shares based on the number of shares held by such shareholders in connection with a partnering transaction.

Competition

In identifying, evaluating and selecting a partnering candidate for our partnering transaction, we may encounter competition from other entities having a business objective similar to ours, including other special purpose acquisition companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting partnering transactions directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger partnering candidates will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a partnering candidate. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our partnering transaction and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain partnering candidates. Either of these factors may place us at a competitive disadvantage in successfully negotiating a partnering transaction.

Facilities

We currently maintain our executive offices at 717 Fifth Avenue, 24th Floor New York, NY 10022 from our sponsor. We consider our current office space adequate for our current operations.

Employees

We currently have three executive officers, D.T. Ignacio Jayanti, Jeremy S. Schein and Paul Cabral. None of D.T. Ignacio Jayanti, Jeremy S. Schein nor Paul Cabral is obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our partnering transaction. The amount of time they will devote in any time period will vary based on whether a partnering candidate has been selected for our partnering transaction and the stage of the partnering transaction process we are in. We do not intend to have any full time employees prior to the completion of our partnering transaction.

Periodic Reporting and Financial Information

We will register our units, Class A ordinary shares and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

We will provide shareholders with audited financial statements of the prospective partnering candidate as part of the proxy solicitation materials or tender offer documents sent to shareholders to assist them in assessing the partnering candidate. In all likelihood, these financial statements will need to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential partnering candidates we may conduct a partnering transaction with because some partnering candidates may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our partnering transaction within the prescribed time frame. We cannot assure you that any particular partnering candidate identified by us as a potential partnering transaction candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential partnering candidate will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed partnering candidate. While this may limit the pool of potential partnering transaction candidates, we do not believe that this limitation will be material.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2021 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A partnering candidate may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such partnering transaction.

Prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our partnering transaction.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Amended) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Management

Officers, Directors and Director Nominees

Our officers, directors and director nominees are as follows:

Name	Age	Position
D.T. Ignacio Jayanti	52	Chief Executive Officer and Director
Jeremy S. Schein	41	President and Director
Paul Cabral	46	Chief Financial Officer

D.T. Ignacio Jayanti, Chief Executive Officer and Director

D.T. Ignacio Jayanti has served as our CEO and a member of our board of directors since January 2021, and will be appointed as Chairman of our board of directors. Mr. Jayanti joined Corsair Capital in 1993, and currently serves as its Managing Partner and Chairman of the Investment Committees of Corsair’s corporate private equity funds. Prior to spinning off Corsair Capital as an independent business from J.P. Morgan Chase & Co. in 2006, Mr. Jayanti played a key role as a senior member of the investment team of the predecessor Corsair funds and was responsible for managing the operations of the Corsair business from 1994 onwards. From 1994 to 1999, Mr. Jayanti was also a senior member of the Investment Banking Department of J.P. Morgan, where he headed the Emerging Markets Financial Institutions group. Prior to J.P. Morgan, Mr. Jayanti worked at Credit Suisse First Boston in the Financial Institutions group both in New York and London. His investment banking experience includes complex advisory assignments in the United States, Europe, Asia and Latin America.  Mr. Jayanti holds B.A. and an M.A. in Economics from Queens’ College, Cambridge University. We believe that Mr. Jayanti is qualified to serve as a member of our board of directors because of his extensive business and investment experience in the private equity industry and his knowledge of the financial services sector.

Jeremy S. Schein, President and Director

Jeremy S. Schein has served as our President and a member of our board of directors since January 2021. Mr. Schein is a Partner at Corsair Capital having worked at Corsair Capital in a number of roles at the firm since 2001. He serves as a member of Corsair Capital’s Investment Committee. Mr. Schein serves on the board of REPAY Holdings Corporation, as well as several current Corsair Capital portfolio companies, including Multi Service Technology Solutions, Inc., Identity Intelligence Group, LLC, Oakridge Insurance Services LLC, Spring Venture Group, LLC, and Jackson Hewitt Tax Service Inc. Mr. Schein holds a B.A.. in Economics from Cornell University. We believe Mr. Schein’s extensive knowledge in the areas of financial technology, payments, business services and the broader financial services industry coupled with his experience in private equity investments, as well as his experience in leading the merger of a private company with and into a special purpose acquisition company, makes him well qualified to serve as a director.

Paul Cabral, Chief Financial Officer

Mr. Cabral has served as our Chief Financial Officer since January 2021, and is also the Chief Financial Officer of Corsair Capital. He joined Corsair Capital in 2017. Mr. Cabral leads the finance functions of Corsair Capital. Prior to joining Corsair Capital, from 2007 to 2017, Mr. Cabral was the Vice President of Finance at Riverstone Equity Partners, where he managed the finance functions for the firm and served as Chief Financial Officer of the credit business. Prior to Riverstone, Mr. Cabral was Chief Financial Officer of Hampshire Equity Partners and Arsenal Capital Partners, both middle market buyout firms. Prior to Arsenal, Mr. Cabral was a Vice President in the Private Investment Accounting Group at Goldman Sachs. Mr. Cabral started his career at PricewaterhouseCoopers. Mr. Cabral holds a B.S. in Accounting from Villanova University and is a Certified Public Accountant in the state of New York.

Number and Terms of Office of Officers and Directors

Our board of directors consists of               members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, consisting of               , will expire at our first annual general meeting. The term of office of the second class of directors, consisting of               , will expire at the second annual general meeting. The term of office of the third class of directors, consisting of                , will expire at the third annual general meeting.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office.

Pursuant to an agreement to be entered into on or prior to the closing of this offering, our sponsor, upon and following consummation of an initial partnering transaction, will be entitled to nominate three individuals for election to our board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement.

Our board of directors is authorized to appoint officers as it deems appropriate pursuant to our amended and restated memorandum and articles of association.

Only holders of founder shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of our partnering transaction.

Director Independence

The               rules require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect to have three “independent directors” as defined in the               rules and applicable SEC rules prior to completion of this offering. Our board of directors has determined that each of               , and are “independent directors” as defined in the               listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on the through the earlier of consummation of our partnering transaction and our liquidation, we may pay an affiliate of our sponsor for office space, secretarial and administrative services provided to members of our management team up to $15,000 per month. In addition, our sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential partnering candidates and performing due diligence on suitable partnering transactions. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to a partnering transaction will be made from (i) funds held outside the trust account or (ii) interest earned on the trust account and released to us to pay our taxes. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating a partnering transaction. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our partnering transaction.

After the completion of our partnering transaction, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed partnering transaction. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed partnering transaction, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our partnering transaction, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our partnering transaction. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a partnering candidate but we do not believe that the ability of our management to remain with us after the consummation of our partnering transaction will be a determining factor in our decision to proceed with any potential partnering transaction. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the           rules of the and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the         require that the compensation committee of a listed company be comprised solely of independent directors. Each committee will operate under a charter that will be approved by our board and will have the composition and responsibilities described below.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee of the board of directors. will serve as members of our audit committee. Under the         listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. will serve as the chairman of the audit committee. Our board of directors has determined that each of              and            are independent, that each member of the audit committee is financially literate and that qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•	monitoring compliance on a quarterly basis with the terms of this offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of this offering; and

•	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

The audit committee is a separately designated standing committee established in accordance with Section 3 (a)(58)(A) of the Exchange Act.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of our board of directors. The members of our compensation committee will be             .               will serve as chairman of the compensation committee. Under the listing                  standards and applicable SEC rules, we are required to have a compensation committee comprised entirely of independent directors. Our board of directors has determined that each of                  are independent. We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the                  and                  the SEC.

Corporate Governance and Nominating Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a corporate governance and nominating committee of our board of directors. The members of our corporate governance and nominating committee will be                 , and will serve as chairman of the corporate governance and nominating committee. Under the listing                 standards, we are required to have a corporate governance and nominating committee composed entirely of independent directors. Our board of directors has determined that each of                 are independent.

The primary function of the corporate governance and nominating committee include:

•	identifying individuals qualified to become members of the board of directors and making recommendations to the board of directors regarding nominees for election;

•	reviewing the independence of each director and making a recommendation to the board of directors with respect to each director’s independence;

•	developing and recommending to the board of directors the corporate governance principles applicable to us and reviewing our corporate governance guidelines at least annually;

•	making recommendations to the board of directors with respect to the membership of the audit, compensation and corporate governance and nominating committees;

•	overseeing the evaluation of the performance of the board of directors and its committees on a continuing basis, including an annual self-evaluation of the performance of the corporate governance and nominating committee;

•	considering the adequacy of our governance structures and policies, including as they relate to our environmental sustainability and governance practices;

•	considering director nominees recommended by shareholders; and

•	reviewing our overall corporate governance and reporting to the board of directors on its findings and any recommendations.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which will be specified a charter to be adopted by us, generally provide that persons to be nominated:

•	should possess personal qualities and characteristics, accomplishments and reputation in the business community;

•	should have current knowledge and contacts in the communities in which we do business and in our industry or other industries relevant to our business;

•	should have the ability and willingness to commit adequate time to the board of directors and committee matters;

•	should demonstrate ability and willingness to commit adequate time to the board of directors and committee matters;

•	should possess the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to our needs; and

•	should demonstrate diversity of viewpoints, background, experience, and other demographics, and all aspects of diversity in order to enable the board to perform its duties and responsibilities effectively, including candidates with a diversity of age, gender, nationality, race, ethnicity, and sexual orientation.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics

Prior to the consummation of this offering, we will adopt a code of ethics applicable to our directors, officers and employees (“Code of Ethics”).

A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii) directors should not improperly fetter the exercise of future discretion;

(iv) duty to exercise powers fairly as between different sections of shareholders;

(v) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi) duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to at least one other entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete the partnering transaction.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
D.T. Ignacio Jayanti
Jeremy S. Schein
Paul Cabral

Potential investors should also be aware of the following other potential conflicts of interest:

•	Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a partnering transaction and their other businesses. We do not intend to have any full-time employees prior to the completion of our partnering transaction. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•	Our initial shareholders purchased founder shares prior to the date of this prospectus and will purchase private placement warrants in a transaction that will close simultaneously with the closing of this offering. Our initial shareholders have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the completion of our partnering transaction. The other members of our management team have entered into agreements similar to the one entered into by our initial shareholders with respect to any public shares acquired by them in or after this offering. Additionally, our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our partnering transaction within the prescribed time frame. If we do not complete our partnering transaction within the prescribed time frame, the private placement warrants will expire worthless.

•	Our officers and directors may have a conflict of interest with respect to evaluating a particular partnering transaction if the retention or resignation of any such officers and directors was included by a partnering candidate as a condition to any agreement with respect to our partnering transaction.

We are not prohibited from pursuing a partnering transaction with a partnering candidate that is affiliated with our sponsor, officers or directors or completing the partnering transaction through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete our partnering transaction with a partnering candidate that is affiliated with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking or an independent accounting firm, that such partnering transaction is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our partnering transaction. Further, commencing on the date our securities are first listed on the                , we may also pay an affiliate of our sponsor, for office space, secretarial and administrative services provided to members of our management team up to $15,000 per month.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

In the event that we submit our partnering transaction to our public shareholders for a vote, our initial shareholders have agreed to vote their founder shares and performance shares, and they and the other members of our management team have agreed to vote any founder shares they hold and any shares purchased during or after the offering in favor of our partnering transaction.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. We also intend to enter into indemnity agreements with them.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate a partnering transaction.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Principal Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of our Class A ordinary shares included in the units offered by this prospectus, and assuming no purchase of units in this offering, by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our executive officers, directors and director nominees; and

•	all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the date of this prospectus.

On January 9, 2021, one of our affiliates purchased an aggregate of (a) 2,012,500 founder shares in exchange for a capital contribution of $6,250, or approximately $0.0031 per share and (b) 120,000 performance shares for a capital contribution of $18,750, or approximately $0.0750 per share, and on January 21, 2021 (x) exchanged 130,000 founder shares on a one for one basis for performance shares and (y) surrendered 157,500 founder shares, such that at the date hereof, there are 2,012,500 founder shares and 250,000 performance shares issued and outstanding, all of which were subsequently transferred to our sponsor on January 28, 2021. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 40,500,000 units if the underwriter’s over-allotment option is exercised in full, and therefore that such founder shares would represent 5% of the outstanding ordinary shares issued in this offering. Up to 262,500 of the founder shares will be forfeited depending on the extent to which the underwriter’s over-allotment is exercised. The post-offering percentages in the following table assume that the underwriter does not exercise its over-allotment option, that our initial shareholders have forfeited 262,500 founder shares, and that there are 42,000,000 ordinary shares issued and outstanding after this offering.

	Number of Shares Beneficially Owned(2)		Approximate Percentage of Outstanding Shares
Name and Address of Beneficial Owner(1)	Before Offering(3)	After Offering	Before Offering	After Offering
Corsair Partnering Sponsor LP	2,012,500	2,000,000	%	%
D.T. Ignacio Jayanti			%	%
Jeremy S. Schein			%	%
Paul Cabral			%	%
All officers, directors and director nominees as a group ( individuals)			100.00%	%

__________________

*       Less than one percent.

(1)	Unless otherwise noted, the business address of each of the following is 717 Fifth Avenue, 24th Floor, New York, NY 10022.

(2)	Interests shown consist solely of founder shares, classified as Class F ordinary shares. Founder shares will automatically convert into ordinary shares concurrently with or immediately following the consummation of our partnering transaction on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities.” The initial shareholders also hold 250,000 performance shares which, together with the founder shares, represent 20% of the voting power of our ordinary shares. In addition, our board of directors (in consultation with our sponsor) may make a one-time election following consummation of this offering and prior to completion of our partnering transaction to require our sponsor to forfeit all of the performance shares simultaneously with the issuance of a share dividend to all holders of founder shares such that after giving effect to such transactions no performance shares remain outstanding and the number of founder shares outstanding is equal to 20% of the then outstanding ordinary shares on an as-converted basis (8,750,000 founder shares, or 10,062,500 founder shares in the case of full exercise of the over-allotment option). We refer to this election as the “promote conversion,” and this election may only be made if our board of directors determines that such election is reasonably necessary or beneficial to facilitate the execution of our partnering transaction.

(3)	Includes up to 300,000 founder shares, that will be forfeited depending on the extent to which the underwriter’s over-allotment option is exercised.

(4)	Corsair Partnering Sponsor LP, our sponsor, is the record holder of the shares reported herein. Our sponsor is controlled by a general partner, with Corsair Partner GP as the sole manager.

Immediately after this offering, our initial shareholders will beneficially own 5% of the outstanding ordinary shares issued in this offering, assuming they do not purchase any units in this offering. Only holders of founder shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of our partnering transaction.

Our sponsor has committed, pursuant to a written agreement, to purchase an aggregate of 5,500,000 private placement warrants (or 6,025,000 private placement warrants if the underwriter’s over-allotment option is exercised in full), at a price of $1.00 per private placement warrant, or $5,500,000 in the aggregate (or $6,025,000 if the underwriter’s over-allotment option is exercised in full), in a private placement that will occur simultaneously with the closing of this offering, with private placement warrants. Each private placement warrant entitles the holder to purchase one Class A ordinary share at $11.50 per share. A portion of the purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $350.0 million (or $402.5 million if the underwriter exercises its over-allotment option in full) will be held in the trust account. If we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, the warrants underlying the private placement warrants will expire worthless. The private placement warrants and the securities underlying such private placement warrants are subject to the transfer restrictions described below. The private placement warrants will not be redeemable by us for cash so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering.

Corsair Partnering Sponsor LP, our sponsor, and our executive officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

Shares, Performance Shares and Private Placement Warrants

The founder shares, performance shares, private placement warrants and any Class A ordinary shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the agreement entered into by our sponsor and management team. Our sponsor, officers and directors have agreed not to transfer, assign or sell (i) any of their performance shares except to any permitted transferees which will be subject to the same restrictions and other agreements of our sponsor, officers and directors with respect to any founder shares, and (ii) and any of their Class A ordinary shares deliverable upon conversion of the performance shares for three years following the completion of our partnering transaction. In connection with this arrangement, our sponsor, officers and directors have also agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (i) 180 days after the completion of our partnering transaction and (ii) the date on which we complete a liquidation, merger, share capital exchange or other similar transaction after our partnering transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described herein. Further, in connection with this arrangement, our sponsor, officers and directors have also agreed not to transfer, assign or sell any of their private placement warrants and any Class A ordinary shares issued upon conversion or exercise thereof until 30 days after the completion of our initial partnering transaction, except to permitted transferees. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares and private placement warrants. We refer to such transfer restrictions throughout this prospectus as the lock-up. The foregoing restrictions are not applicable to transfers to (“permitted transferees”) (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members or partners of our sponsor, or their affiliates, any affiliates of our sponsor, or any employees of such affiliates; (b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a partnering transaction at prices no greater than the price at which the founder shares, private placement warrants or Class A ordinary shares, as applicable, were originally purchased; (f) by virtue of the laws of the Cayman Islands or our sponsor’s limited partnership agreement upon dissolution of our sponsor; (g) to the Company for no value for cancellation in connection with the consummation of our partnering transaction; (h) in the event of our liquidation prior to the completion of our partnering transaction; or (i) in the event of our completion of a liquidation, merger, share exchange or other similar transaction which results in all of our public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to our completion of our initial partnering transaction; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreement.

Registration and Shareholder Rights

The holders of the founder shares, performance shares or private placement warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants, and private placement warrants may be issued upon conversion of working capital loans and upon conversion of the founder shares and the performance shares) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of this offering, requiring us to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our partnering transaction. We will bear the expenses incurred in connection with the filing of any such registration statements. Pursuant to the registration and shareholder rights agreement, our sponsor, upon and following consummation of an initial partnering transaction, will be entitled to nominate three individuals for election to our board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement.

Certain Relationships and Related Party Transactions

On January 9, 2021, one of our affiliates purchased an aggregate of (a) 2,300,000 founder shares in exchange for a capital contribution of $6,250, or approximately $0.0031 per share and (b) 120,000 performance shares for a capital contribution of $18,750, or approximately $0.0750 per share, and on January 21, 2021 (x) exchanged 130,000 founder shares on a one for one basis for performance shares and (y) surrendered 157,500 founder shares, such that at the date hereof, there are 2,012,500 founder shares and 250,000 performances shares issued and outstanding. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriter’s over-allotment option is exercised in full, and therefore that such founder shares would represent 5% of the outstanding Class A ordinary shares issued in this offering. Up to 262,500 of our sponsor’s founder shares will be forfeited depending on the extent to which the underwriter’s over-allotment is exercised. If we increase or decrease the size of the offering, we will effect a share dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our founder shares immediately prior to the consummation of this offering in such amount as to maintain the founder share ownership at 5% of the ordinary shares issued in this offering.

Our sponsor has committed, pursuant to a written agreement, to purchase an aggregate of 5,500,000 private placement warrants (or 6,025,000 private placement warrants if the underwriter’s over-allotment option is exercised in full), at a price of $1.00 per private placement warrant, or $5,500,000 in the aggregate (or $6,025,000 if the underwriter’s over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. Each private placement unit includes one-fourth of one warrant. Each full private placement warrant entitles the holder to purchase one Class A ordinary share at $11.50 per share. The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our partnering transaction.

As more fully discussed in the section of this prospectus titled “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of a partnering transaction opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such partnering transaction opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us. We may pursue an affiliated joint acquisition opportunity with one or more affiliates of Corsair Capital and/or one or more investors in Corsair Capital or one of its affiliates, to which an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with us in the partnering candidate at the time of our partnering transaction, or we could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities.

Pursuant to a letter agreement with our sponsor, we have agreed not to enter into a definitive agreement regarding a partnering transaction without the prior written consent of our sponsor.

Commencing on the date of this prospectus, we may pay an affiliate of our sponsor for office space, secretarial and administrative services provided to members of our management team up to $15,000 per month. Upon completion of our partnering transaction or our liquidation, we will cease paying these monthly fees.

No compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of a partnering transaction. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential partnering candidates and performing due diligence on suitable partnering transactions. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

Prior to the closing of this offering, our sponsor may loan us funds to be used for a portion of the expenses of this offering. These loans would be non-interest bearing, unsecured and are due at the earlier of December 31, 2021 or the closing of this offering.

In addition, in order to finance transaction costs in connection with an intended partnering transaction, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. If we complete a partnering transaction, we would repay such loaned amounts. In the event that the partnering transaction does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post partnering transaction entity at a price of $1.00 per private placement warrants at the option of the lender. The private placement warrants would be identical to the private placement warrants issued to our sponsor. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our partnering transaction, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Any of the foregoing payments to an affiliate of our sponsor, repayments of loans from our sponsor or repayments of working capital loans prior to our partnering transaction will be made using funds held outside the trust account and may be made from interest earned on the trust account and released to us to pay our taxes.

After our partnering transaction, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our partnering transaction, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration and shareholder rights agreement with respect to the founder shares, private placement warrants, and private placement warrants that may be issued upon the conversion of working capital loans, which is described under the heading “Principal Shareholders — Registration and Shareholder Rights.”

Policy for Approval of Related Party Transactions

The audit committee of our board of directors will adopt a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its shareholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Description of Securities

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, which will be adopted prior to the consummation of this offering, we will be authorized to issue 380,000,000 Class A ordinary shares, $0.0001 par value, 1,000,000 Class B ordinary shares and 50,000,000 Class F ordinary shares, as well as 1,000,000 preferred shares, $0.0001 par value each. The following description summarizes certain terms of our share capital set out more particularly in our amended and restated memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-fourth of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of the Company’s Class A ordinary shares. This means only a whole warrant may be exercised at any given time by a warrant holder. For example, if a warrant holder holds one-fourth, one-half or three-quarters of one warrant to purchase a Class A ordinary share, such warrant will not be exercisable. If a warrant holder holds two-halves of one warrant, such whole warrant will be exercisable for one Class A ordinary share at a price of $11.50 per share. The Class A ordinary shares and warrants comprising the units are expected to begin separate trading on the 52nd day following the date of this prospectus unless Evercore informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the Class A ordinary shares and warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A ordinary shares and warrants. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least four units, you will not be able to receive or trade a whole warrant.

In no event will the Class A ordinary shares and warrants be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet reflecting our receipt of the gross proceeds at closing of this offering. We will file a Current Report on Form 8-K which includes this audited balance sheet promptly after the completion of this offering, which closing is anticipated to take place three business days after the date of this prospectus. If the underwriter’s over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriter’s over-allotment option.

Private Placement Warrants

The private placement warrants will not be transferable or salable until 30 days after the completion of our initial partnering transaction business (except, among other limited exceptions as described under “Principal Shareholders — Transfers of Founder Shares, Performance Shares and Private Placement Warrants,” to our officers and directors and other persons or entities affiliated with our sponsor) and the private placement warrants included therein will not be redeemable by us so long as they are held by our sponsor or its permitted transferees. Holders of our private placement warrants are entitled to certain registration rights. If we do not consummate a partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, the proceeds from the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the private placement warrants (and the underlying securities) will expire worthless. Further, such partnering transaction will be approved if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company, including the founder shares. In such case, our sponsor and each member of our management team have agreed to vote their founder shares, performance shares and any public shares purchased during or after this offering in favor of our initial partnering transaction. Otherwise, the private placement warrants are identical to the warrants sold in the units offered as part of this offering.

Ordinary Shares

Prior to the date of this prospectus, there were 2,012,500 founder shares outstanding, all of which were held of record by our initial shareholders, so that upon the occurrence of our partnering transaction our initial shareholders will own 5% of the outstanding Class A ordinary shares issued in this offering assuming our initial shareholders do not purchase any units in this offering. Up to 262,500 of the founder shares will be forfeited by our initial shareholders depending on the extent to which the underwriter’s over-allotment is exercised. Upon the closing of this offering, 43,120,000 of our ordinary shares will be outstanding (assuming no exercise of the underwriter’s over-allotment option and the corresponding forfeiture of 262,500 founder shares by our initial shareholders) including:

•	35,000,000 Class A ordinary shares underlying units issued as part of this offering;

•	5,500,000 Class A ordinary shares underlying the private placement warrants;

•	250,000 performance shares; and

•	2,000,000 founder shares held by our initial shareholders.

If we increase or decrease the size of this offering, we will effect a share dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our founder shares immediately prior to the consummation of the offering in such amount as to maintain the founder share ownership of our initial shareholders at 5% of the ordinary shares issued in this offering. Only holders of founder shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of our partnering transaction.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares, holders of Class B ordinary shares and holders of Class F ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Holders of performance shares are entitled to vote together with the holders of all other classes of ordinary shares in the election of directors. Unless specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, and pursuant to our amended and restated memorandum and articles of association; such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated memorandum and articles of association authorizes the issuance of up to 380,000,000 Class A ordinary shares, if we were to enter into a partnering transaction, we may (depending on the terms of such a partnering transaction) be required to increase the number of ordinary shares which we are authorized to issue at the same time as our shareholders vote on the partnering transaction to the extent we seek shareholder approval in connection with our partnering transaction. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term.

In accordance with corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on . There is no requirement under the Companies Act for us to hold annual or general meetings or appoint directors. We may not hold an annual general meeting to elect new directors prior to the consummation of the partnering transaction.

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our partnering transaction at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our partnering transaction, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of our partnering transaction. Unlike many special purpose acquisition companies that hold shareholder votes and conduct proxy solicitations in conjunction with their partnering transactions and provide for related redemptions of public shares for cash upon completion of such partnering transactions even when a vote is not required by law, if a shareholder vote is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our partnering transaction. Our amended and restated memorandum and articles of association requires these tender offer documents to contain substantially the same financial and other information about our partnering transaction and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other legal reasons, we will, like many special purpose acquisition companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete a partnering transaction only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. However, the participation of our sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our partnering transaction even if a majority of our public shareholders vote, or indicate their intention to vote, against such partnering transaction. For purposes of seeking approval of the majority of our outstanding ordinary shares, non-votes will have no effect on the approval of our partnering transaction once a quorum is obtained.

If we seek shareholder approval of our partnering transaction and we do not conduct redemptions in connection with our partnering transaction pursuant to the tender offer rules, our amended and restated c memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to Excess Shares, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our partnering transaction. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our partnering transaction, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our partnering transaction. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

If we seek shareholder approval in connection with our partnering transaction, our sponsor, officers and directors have agreed to vote any founder shares and performance shares they hold and any public shares purchased during or after this offering in favor of our partnering transaction. As a result, in addition to the founder shares and the performance shares, we would need 15,750,001, or 45%, of the 35,000,000 public shares sold in this offering to be voted in favor of a partnering transaction in order to have our partnering transaction approved (assuming all outstanding shares are voted and the over-allotment option is not exercised). Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction.

Pursuant to our amended and restated memorandum and articles of association, if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering (or such later date as approved by holders of a majority of the voting power of our outstanding ordinary shares that are voted at a meeting to extend such date, voting together as a single class), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our initial shareholders have entered into agreements with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering. However, if our initial shareholders or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our partnering transaction within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the company after a partnering transaction, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, upon the completion of our partnering transaction, subject to the limitations described herein.

Founder Shares

The founder shares are designated as Class F ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units being sold in this offering, and holders of founder shares have the same shareholder rights as public shareholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below, (ii) our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of our partnering transaction, (B) to waive their redemption rights with respect to any founder shares and public shares they hold in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated a partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity and (C) to waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our partnering transaction within 24 months (or 27 months if we have executed a letter of intent, agreement in principle or definitive agreement for our partnering transaction within 24 months) from the closing of this offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our partnering transaction within such time period, (iii) the founder shares are automatically convertible into Class A ordinary shares concurrently with or immediately following the consummation of our partnering transaction on a one-for-one basis, subject to adjustment as described herein and in our amended and restated memorandum and articles of association, and (iv) only holders of founder shares will have the right to appoint directors in any general meeting held prior to or in connection with the completion of our partnering transaction. If we submit our partnering transaction to our public shareholders for a vote, our initial shareholders have agreed to vote their founder shares, performance shares and any public shares purchased during or after this offering in favor of our partnering transaction.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our partnering transaction on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that Class A additional ordinary shares or equity-linked securities are issued or deemed issued in connection with our partnering transaction, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 5% of the total number of as-converted Class A ordinary shares outstanding after such conversion (not including any Class A ordinary shares issuable with respect to performance shares), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the partnering transaction; provided that such conversion of founder shares into Class A ordinary shares will never occur on a less than one-for-one basis.

The founder shares will be entitled to (together with the performance shares) a number of votes representing 20% of our outstanding ordinary shares prior to the completion of our partnering transaction.

Up to 262,500 founder shares will be forfeited by our initial shareholders depending on the exercise of the over-allotment option.

For so long as any founder shares remain outstanding, we may not, without the prior vote or written consent of the holders of a majority of the founder shares then outstanding, voting separately as a single class, amend, alter or repeal any provision of our memorandum and articles of association, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the founder shares. Any action required or permitted to be taken at any meeting of the holders of the founder shares may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding founder shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all founder shares were present and voted.

Performance Shares

One of our fundamental tenets is alignment of interests. Hence, we believe that it is important to align interests from an economic perspective in our partnering transaction. As part of the units design, we have created an incentive structure which rewards long term performance while also minimizing dilution. We believe that this structure is more in-line with our long term investment approach and different than typical special purpose acquisition companies. This incentive structure is reflected in the terms of the outstanding 250,000 performance shares held by the sponsor. In addition, our board of directors (in consultation with our sponsor) may make a one-time election following consummation of this offering and prior to completion of our partnering transaction to require our sponsor to forfeit all of the performance shares simultaneously with the issuance of a share dividend to all holders of founder shares such that after giving effect to such transactions no performance shares remain outstanding and the number of founder shares outstanding is equal to 20% of the then outstanding ordinary shares on an as-converted basis (8,750,000 founder shares, or 10,062,500 founder shares in the case of full exercise of the over-allotment option). We refer to this election as the “promote conversion,” and this election may only be made if our board of directors determines that such election is reasonably necessary or beneficial to facilitate the execution of our partnering transaction.

On the last day of each fiscal year following the consummation of our partnering transaction (and, with respect to any year in which we have a change of control or in which we liquidate, dissolve or wind up, on the business day immediately prior to such event instead of on the last day of such fiscal year), 25,000 performance shares will automatically convert into Class A ordinary shares (“conversion shares”), as follows:

•	If the price per Class A ordinary share has not exceeded $10.00 for 20 out of 30 consecutive trading days at any time following completion of our partnering transaction, the number of conversion shares for any fiscal year will be 2,500 Class A ordinary shares.

•	If the price per Class A ordinary share exceeded $10.00 for 20 out of any 30 consecutive trading days at any time following completion of our partnering transaction, then the number of conversion shares for any fiscal year will be the greater of:

•	20% of the increase in the price of one Class A share, year-over-year but in respect of the increase above the relevant “price threshold” (as defined below), multiplied by the number of Class A ordinary shares outstanding at the close of the partnering transaction, excluding those ordinary shares received by our sponsor through the Class F ordinary shares, divided by the annual volume weighted average price of our Class A ordinary shares for such fiscal year (the “annual VWAP”) and

•	2,500 Class A ordinary shares.

•	The increase in the price of our Class A ordinary shares will be based on the annual VWAP for the relevant fiscal year, it being understood that with respect to the 10th fiscal year following our partnering transaction the conversion calculation for the remaining 10,000 performance shares, the calculation described in the immediately preceding bullet will be based on the greater of (i) the annual VWAP for such fiscal year and (ii) the VWAP of our Class A ordinary shares over the last 20 trading days for such fiscal year.

•	For purposes of the foregoing calculations, the “price threshold” will initially equal $10.00 for the first fiscal year following completion of the partnering transaction and will thereafter be adjusted at the beginning of each subsequent fiscal year to be equal to the greater of (i) the annual VWAP for the immediately preceding fiscal year and (ii) the price threshold for the preceding fiscal year.

•	For calculation purposes, the total number of Class A ordinary shares outstanding at the closing of the partnering transaction can be no smaller than 70,000,000 (or up to 80,500,000 depending on the extent the underwriter’s over-allotment option is exercised) Class A ordinary shares and no greater than 140,000,000 (or up to 161,000,000 depending on the extent the underwriter’s over-allotment option is exercised) Class A ordinary shares.

•	The foregoing calculations will be based on our fiscal year, which may change as a result of our partnering transaction.

For purpose of illustration of the number of Class A ordinary shares that would be issued upon conversion of the performance shares, assuming the total number of Class A ordinary shares outstanding at the close of the partnering transaction is 80,000,000 assuming the annual VWAP is $10.00 at the end of the first fiscal year following the completion of the partnering transaction and assuming that the price per Class A Ordinary share has not exceeded $10.00 for 20 out of any 30 consecutive trading days following completion of the partnering transaction, then 10,000 performance shares would convert into 2,500 Class A ordinary shares at the end of the first fiscal year.

In contrast, assuming the annual VWAP is $15.00 at the end of the first fiscal year following the completion of the partnering transaction (as opposed to $10.00) and the price per Class A ordinary share has exceeded $10.00 for 20 out of any 30 consecutive trading days after the partnering transaction, the 25,000 performance shares at fiscal year-end would convert into 5,333,333 Class A ordinary shares. The appreciation in the annual VWAP is $15.00 less the initial price threshold of $10.00, or $5.00. The conversion amount is calculated as 20% of such appreciation, or $1.00, multiplied by 80,000,000, which results in $80,000,000. Such amount is then divided by the annual VWAP of $15.00, which yields 5,333,333 Class A ordinary shares. Thus, 25,000 performance shares would convert into 5,333,333 Class A ordinary shares at the end of the first fiscal year.

Continuing with the example above, at the end of the second fiscal year following the completion of the partnering transaction, assuming the annual VWAP is $12.50, the 25,000 performance shares at year end would convert into only 1,000 Class A ordinary shares because the annual VWAP for the second fiscal year of $12.50 is less than the annual VWAP of $15.00 for the first fiscal year. If the annual VWAP at the end of the second fiscal year following the completion of the partnering transaction was instead $17.00, then the 25,000 performance shares would convert into 1,882,353 Class A ordinary shares. The appreciation in the annual VWAP would be $17.00 less $15.00, or $2.00. The conversion amount is calculated as 20% of such appreciation, or $0.40, multiplied by 80,000,000, which results in $32,000,000. Such amount is then divided by the annual VWAP of $17.00, which yields 1,882,353 ordinary shares.

The conversion shares shall be deliverable 10 days following the end of each of the first 10 fiscal years following completion of the partnering transaction.

The price threshold for a particular fiscal year will be reduced by the dividends per Class A ordinary share paid in such fiscal year.

Upon a change of control occurring after our partnering transaction (but not in connection with our partnering transaction), holders of the performance shares shall receive cash, the amount of which is the greater of: (a) the value of approximately 7,000,000 Class A ordinary shares at the time of the announcement of the change of control (or approximately 8,050,000 Class A ordinary shares if the underwriter’s over-allotment is exercised in full) or (b) $70,000,000 (or up to $80,500,000 to the extent of the exercise of the underwriter’s over-allotment option). Such calculation shall decrease by 1/10 each year based on the number of days that have occurred during the fiscal year divided by 360.

A change of control is the occurrence of any one of the following after our partnering transaction (but not in connection with our partnering transaction) if any of the following occurs: (a) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our wholly owned subsidiaries and our and their respective employee benefit plans, (A) has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of ordinary shares representing more than 50% of the voting power of the Ordinary Shares and (B) has filed a Schedule TO or any schedule, form or report under the Exchange Act disclosing that an event described in clause (A) has occurred; provided, however, that a “person” or “group” shall not be deemed a beneficial owner of, or to own beneficially, any securities tendered pursuant to a tender or exchange offer made by or on behalf of such “person” or “group” or any of their affiliates until such tendered securities are accepted for purchase or exchange thereunder; (b) the consummation of (A) any recapitalization, reclassification or change of the ordinary shares (other than a change from no par value to par value, a change in par value or a change from par value to no par value, or changes resulting from a subdivision or combination) as a result of which all of the ordinary shares would be converted into, or exchanged for, stock, other securities, or other property or assets; (B) any share exchange, consolidation or merger of us pursuant to which all of the Class A ordinary shares will be converted into cash, securities or other property or assets (including any combination thereof); or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of our or our consolidated assets, taken as a whole, to any person or entity, other than one of our the wholly owned subsidiaries; provided, however, that a transaction described in clauses (A) or (B) in which the holders of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of the common equity of the continuing or surviving entity immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a change of control pursuant to this clause (b); (c) our shareholders approve any plan or proposal for our liquidation or dissolution (other than a liquidation or dissolution that will occur contemporaneously with a transaction described in clause (b)(B) above); or (d) our Class A ordinary shares ceases to be listed or quoted on any of The New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors); provided, however, that a transaction or transactions described in clauses (a) or (b) above shall not constitute a change of control, if at least 90% of the consideration received or to be received by the holders of our ordinary shares, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in connection with such transaction or transactions consists of ordinary shares that are listed or quoted on any of The New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions, and as a result of such transaction or transactions such consideration becomes the equity interests in which the performance shares convert into.

For so long as any performance shares remain outstanding, including prior to our partnering transaction, in connection with our partnering transaction, or following our partnering transaction, we may not, without the prior vote or written consent of the holders of a majority of the performance shares then outstanding, voting separately as a single class, (A) amend, alter or repeal any provision our amended and restated memorandum and articles of association, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B ordinary shares, (B) change our fiscal year, (C) increase the number of directors on the Board, (D) pay any dividends or effect any split on any of our share capital or make any distributions of cash, securities or any other property, (E) adopt any shareholder rights plan, (F) acquire any entity or business with assets at a purchase price greater than 10% or more of our total assets measured in accordance with generally accepted accounting principles in the United States or the accounting standards then used by us in the preparation of our financial statements, (G) issue any Class A ordinary shares in excess of 20% of our then outstanding Class A ordinary shares or that would otherwise require a shareholder vote pursuant to the rules of the stock exchange on which the Class A ordinary shares are then listed or (H) make a rights offering to all or substantially all of the holders of Class B ordinary shares or issue additional Class B ordinary shares. Any action required or permitted to be taken at any meeting of the holders of performance shares may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B ordinary shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all performance shares were present and voted.

The performance shares will be entitled to (together with the founder shares) a number of votes representing 20% of our outstanding ordinary shares prior to the completion of our partnering transaction.

Sponsor Lockup

Founder Shares

Our sponsor has agreed not to transfer, assign or sell any of their founder shares until the 180 days following our partnering transaction earlier to occur of: (i) 180 days after the completion of our partnering transaction and (ii) the date on which we complete a liquidation, merger, share capital exchange or other similar transaction after our partnering transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described herein. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares.

Performance shares and Class A ordinary shares delivered upon conversion thereof

In addition, our sponsor has agreed not to transfer, assign or sell (i) any of their performance shares except to any permitted transferees which will be subject to the same restrictions and other agreements of our sponsor with respect to any founder shares, and (ii) any of their Class A ordinary shares deliverable upon conversion of the performance shares for three years following the completion of our partnering transaction.

We refer to such transfer restrictions throughout this prospectus as the lock-up.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preferred Shares

Our amended and restated memorandum and articles of association authorizes 1,000,000 preferred shares and provides that preferred shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future. No preferred shares are being issued or registered in this offering.

Warrants

Public Shareholders’ Warrants

Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of this offering and 30 days after the completion of our partnering transaction, provided in each case that we have an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least four units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our partnering transaction, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a units containing such warrant will have paid the full purchase price for the units solely for the Class A ordinary share underlying such units.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our partnering transaction, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of our partnering transaction, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash

Once the warrants become exercisable, we may call the warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us for cash, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of our Class A ordinary shares (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our partnering transaction. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A ordinary shares outstanding immediately after giving effect to such exercise.

Adjustment to Exercise Price

If the number of outstanding Class A ordinary shares is increased by a share capitalization payable in Class A ordinary shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to all or substantially holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) one minus the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the VWAP of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all holders of Class A ordinary shares on account of such Class A ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) annual cash dividends in excess of $1.25 per share, (c) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a proposed partnering transaction or certain amendments to our memorandum and articles of association, including an extension of the time period in which we must complete a partnering transaction, or (d) in connection with the redemption of our public shares upon our failure to complete our partnering transaction, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.

If the number of outstanding Class A ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding ordinary Class A share.

Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our partnering transaction, at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our partnering transaction on the date of the consummation of our partnering transaction (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day after the day on which we consummate our partnering transaction (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 110% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Class A ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

Other Provisions

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, (ii) adjusting the provisions relating to cash dividends on Class A ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then outstanding public warrants that vote to amend the warrant agreement, after at least 10 days’ notice that an amendment is being sought, is required to make any change that adversely affects the interests of the registered holders of public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, 50% of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder.

Voting Limitation

The warrant agreement will provide that no holder may vote more than 15% of the outstanding public warrants (measured on a beneficial basis and including such holder’s affiliates) unless consented to by us in writing to the warrant agent. In order to vote a warrant, the beneficial owner thereof must identify itself and must represent that it together with its affiliates is not voting (on a beneficial basis) more than 15% of the outstanding public warrants based on the most recent disclosure by us in a filing with the SEC of the outstanding amounts of public warrants unless we allow a holder to vote greater than 15%.

Private Placement Warrants

The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our partnering transaction (except, among other limited exceptions as described under “Principal Shareholders — Transfers of Founder Shares, Performance Shares and Private Placement Warrants,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by us for cash so long as they are held by the initial shareholders or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units sold in this offering. If the private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of our Class A ordinary shares (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees is because it is not known at this time whether they will be affiliated with us following a partnering transaction. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended partnering transaction, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post partnering transaction entity at a price of $1.00 per private placement warrants at the option of the lender (which units will immediately split into Class A ordinary shares and warrants). Such warrants would be identical to the private placement warrants.

Our initial shareholders have agreed not to transfer, assign or sell any of the private placement warrants (including the Class A ordinary shares issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our partnering transaction, except that, among other limited exceptions as described under “Principal Shareholders — Transfers of Founder Shares, Performance Shares and Private Placement Warrants,” transfers can be made to our officers and directors and other persons or entities affiliated with the sponsor.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of a partnering transaction. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a partnering transaction. The payment of any cash dividends subsequent to a partnering transaction will be within the discretion of our board of directors at such time. If we increase or decrease the size of this offering, then we will effect a share dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our founder shares immediately prior to the consummation of the offering in such amount as to maintain the number of founder shares at 5% of Class A ordinary shares issued in this offering. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company . We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity. Continental Stock Transfer & Trust Company has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any monies in, the trust account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the trust account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the trust account and not against the any monies in the trust account or interest earned thereon.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value of the voting shares voted at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements, of an operating business.

Shareholders’ Suits. Our Cayman Islands legal counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities. The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Amended and Restated Memorandum and Articles of Association

The Business Combination Article of our amended and restated memorandum and articles of association contains provisions designed to provide certain rights and protections relating to this offering that will apply to us until the completion of a partnering transaction. These provisions cannot be amended without a special resolution. As a matter of Cayman Islands law, a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Our amended and restated memorandum and articles of association provide that special resolutions must be approved either by at least two-thirds of our shareholders (i.e., the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of our shareholders.

Our initial shareholders, who will collectively beneficially own 20% of our ordinary shares upon the closing of this offering (assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and will have the discretion to vote in any manner they choose. Specifically, our amended and restated memorandum and articles of association provide, among other things, that:

•	If we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the requirements of other applicable law;

•	Prior to our partnering transaction, we may not issue additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with our public shares (a) on our partnering transaction or (b) to approve an amendment to our amended and restated memorandum and articles of association to (x) extend the time we have to consummate a partnering transaction beyond 24 months (or 27 months, as applicable) from the closing of this offering or (y) amend the foregoing provisions;

•	Although we do not intend to enter into a partnering transaction with a partnering candidate that is affiliated with our sponsor, our directors or our executive officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or an independent accounting firm that such a partnering transaction is fair to our company from a financial point of view;

•	If a shareholder vote on our partnering transaction is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our partnering transaction which contain substantially the same financial and other information about our partnering transaction and the redemption rights as is required under Regulation 14A of the Exchange Act. Whether or not we maintain our registration under the Exchange Act or our listing on the , we will provide our public shareholders with the opportunity to redeem their public shares by one of the two methods listed above;

•	So long as we obtain and maintain a listing for our securities on the , the rules require that we must complete one or more partnering transactions having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the taxes payable on the interest earned on the trust account) at the time of the agreement to enter into the partnering transaction;

•	If our shareholders approve an amendment to our amended and restated memorandum and articles of association to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our partnering transaction within 24 months (or 27 months, as applicable) from the closing of this offering, or with respect to any other material provisions relating to shareholders’ rights or pre-partnering transaction activity, we will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to the limitations described herein; and

•	We will not effectuate our partnering transaction solely with another blank check company or a similar company with nominal operations.

In addition, our amended and restated memorandum and articles of association provides that under no circumstances will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution. A company’s articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands exempted company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although we could amend any of the provisions relating to our proposed offering, structure and business plan which are contained in our amended and restated memorandum and articles of association, we view all of these provisions as binding obligations to our shareholders and neither we, nor our officers or directors, will take any action to amend or waive any of these provisions unless we provide dissenting public shareholders with the opportunity to redeem their public shares.

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Amended) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Amended) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act, 2017 (As Amended) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor	Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who	this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How	the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)      where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)  where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why	We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The	Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Certain Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association will provide that our board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Our authorized but unissued ordinary and preferred shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Shareholders

Our articles of association provide that special meetings of our shareholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our articles of association provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of shareholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our articles of association also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

Action by Written Consent

Subsequent to the consummation of the offering, any action required or permitted to be taken by our ordinary shareholders must be effected by a duly called annual or special meeting of such shareholders and may not be effected by written consent of the shareholders, except in the case of a separate consent required of the founder shares or performance shares voting as a separate class.

Classified Board of Directors

Our board of directors will initially be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated memorandum and articles of association will provide that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred shares, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding share capital entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Securities Eligible for Future Sale

Immediately after this offering we will have 35,000,000 Class A ordinary shares (or 40,250,000 Class A ordinary shares if the underwriter’s over-allotment option is exercised in full) issued and outstanding on an as-converted basis, all of which will be freely tradeable without restriction or further registration under the Securities Act, except for any Class A ordinary shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the outstanding founder shares, all of the outstanding private placement warrants, all of the outstanding performance shares, and the securities underlying the foregoing, will be restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of ordinary shares then outstanding, which will equal 410,000 shares immediately after this offering (or 471,200 if the underwriter exercises its over-allotment option in full); or

•	the average weekly reported trading volume of the Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and our sponsor will be able to sell its private placement warrants, and the securities underlying the foregoing, pursuant to Rule 144 without registration one year after we have completed our initial partnering transaction.

Registration and Shareholder Rights

The holders of the founder shares, performance shares or private placement warrants, and private placement warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants, and private placement warrants may be issued upon conversion of working capital loans and upon conversion of the founder shares and the performance shares) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of this offering, requiring us to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our partnering transaction. We will bear the expenses incurred in connection with the filing of any such registration statements. Pursuant to the registration and shareholder rights agreement, our sponsor, upon and following consummation of an initial partnering transaction, will be entitled to nominate three individuals for election to our board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement.

Listing of Securities

We intend to apply to have our units listed on the                 under the symbol “                  ” commencing on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on the                  . Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and warrants will be listed on the                  under the symbols “                 ” and “                  ” respectively.

TAXATION

The following summary of certain Cayman Islands and United States federal income tax consequences of an investment in our units, each consisting of one Class A ordinary share and one-third of one redeemable warrant, which we refer to collectively as our securities, is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares and warrants, such as the tax consequences under state, local and other tax laws.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our Class A ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law (2018 Revision) Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Law (2018 Revision), the Financial Secretary undertakes with Highland Transcend Partners I Corp. (“the Company”):

1.	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1       On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of twenty years from the date hereof.

U.S. Federal Income Tax Considerations

The following summarizes certain U.S. federal income tax consequences of the ownership and disposition by a U.S. Holder (as defined below) of our units, Class A ordinary shares and warrants, to which we refer collectively as our securities. Because the components of a unit are generally separable at the option of the holder, the holder of a unit will be treated for U.S. federal income tax purposes as the owner of the underlying Class A ordinary share and one-fourth of one redeemable warrant components of the unit. As a result, the discussion below with respect to beneficial owners of Class A ordinary shares and warrants will also apply to beneficial owners of units (as the deemed owners of the underlying Class A ordinary shares and warrants that compose the units).

This discussion of certain U.S. federal income tax considerations applies to you only if (i) you are a beneficial owner of our securities that is an initial purchaser of a unit pursuant to this offering, (ii) you are a U.S. Holder and (iii) you hold the unit and each component of the unit as capital assets under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). You are a U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our units, Class A ordinary shares or warrants and are:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

This discussion assumes that any distributions made (or deemed made) by us on our Class A ordinary shares and any consideration received (or deemed received) by you in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion is a summary only and does not consider all aspects of U.S. federal income taxation that may be relevant to your ownership and disposition of a unit in your particular circumstances, or if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	our sponsor, or founder (or an officer, director, employee or affiliate thereof);

•	a financial institution;

•	a dealer or trader in securities that uses a mark-to-market method of tax accounting with respect to the securities;

•	a government or agency or instrumentality thereof;

•	a regulated investment company;

•	a real estate investment trust;

•	an expatriate or former long-term resident of the United States;

•	an insurance company;

•	a person that actually or constructively owns five percent or more of our voting shares or five percent or more of the total value of our shares;

•	a person holding the securities as part of a “straddle,” integrated transaction or similar transaction;

•	a U.S. person whose functional currency is not the U.S. dollar; or

•	a tax-exempt entity.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, which may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not discuss the alternative minimum tax or the application of Section 451(b) of the Code, and does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or any state, local or non-U.S. tax laws.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax adviser with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion does not consider the tax treatment of partnerships or other passthrough entities or persons who invest in our securities through those entities. If a partnership (or other entity or arrangement classified as a partnership or other passthrough entity for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner or member in the partnership or other passthrough entity generally will depend on the status of the partner or member and the activities of the partnership or other passthrough entity. If you are a partnership or a partner or member of a partnership or other passthrough entity holding our securities, we urge you to consult your own tax adviser.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISER WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to a unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a unit will be treated for U.S. federal income tax purposes as the acquisition of one Class A ordinary share and one-fourth of one warrant, a whole one of which is exercisable to acquire one Class A ordinary share. For U.S. federal income tax purposes, you must allocate the purchase price paid for a unit between the one Class A ordinary share and the one-fourth of one warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make its own determination of these values based on all the facts and circumstances. Therefore, you should consult with your tax adviser regarding the determination of value for these purposes. The portion of the purchase price of a unit allocated to each Class A ordinary share and the one-fourth of one warrant will be your initial tax basis in the share or warrant, as the case may be. Any disposition of a unit will be treated for U.S. federal income tax purposes as a disposition of the Class A ordinary share and one-fourth of one warrant composing the unit, and the amount realized on the disposition will be allocated between the Class A ordinary share and the one-fourth of one warrant based on their respective relative fair market values (as determined by you based on all the relevant facts and circumstances) at the time of disposition. The separation of the Class A ordinary share and the one-fourth of one warrant composing a unit will not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the units, Class A ordinary shares and warrants and your purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or a court will agree with the characterization described above or the discussion below. The remainder of this discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, you generally will be required to include in gross income as dividends the amount of any distribution of cash or other property (other than certain distributions of our shares or rights to acquire our shares) paid on our Class A ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce your basis in your Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A ordinary shares (the treatment of which is described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below).

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate that applies to qualified dividend income (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) only if our Class A ordinary shares are readily tradable on an established securities market in the United States (including ), we are not a PFIC for the year the dividend was paid or in the previous year, and certain other requirements, including certain holding period requirements, are met. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose. You should consult your tax adviser regarding the availability of this lower rate for any dividends paid with respect to our Class A ordinary shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our Class A ordinary shares or warrants, which, in general, would include a redemption of Class A ordinary shares or warrants that is treated as a sale of those securities as described below, and including as a result of a dissolution and liquidation in the event we do not consummate an initial partnering transaction within the required time period, you generally will recognize capital gain or loss as described below. This capital gain or loss generally will be long-term capital gain or loss if your holding period for the Class A ordinary shares or warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders are currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss you recognize will equal the difference between (i) the sum of the amount of cash and the fair market value of any property received in the disposition (or, if the Class A ordinary shares or warrants are held as part of units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Class A ordinary shares or the warrants, as the case may be, based upon the then fair market values of the Class A ordinary shares and the warrants included in the units) and (ii) your adjusted tax basis in the Class A ordinary shares or warrants so disposed of. Your adjusted tax basis in your Class A ordinary shares or warrants generally will equal your acquisition cost (that is, as discussed above, the portion of the purchase price of a unit allocated to a Class A ordinary share or one-fourth of one warrant or, as discussed below, your initial basis for Class A ordinary shares received upon exercise of warrants) increased by (i) any remaining basis in redeemed Class A ordinary shares if the redemption of such Class A ordinary shares is treated as a dividend under Section 302 (as described below in “—Redemption of Class A Ordinary Shares”) and (ii) prior deemed distributions under Section 305 that are treated as dividends (as described below in “—Possible Constructive Distributions"), and decreased by any prior distributions (including deemed distributions) treated as returns of capital. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Redemption of Class A Ordinary Shares

Subject to the PFIC rules discussed below, in the event that your Class A ordinary shares are redeemed pursuant to the redemption provisions described in this prospectus under the section of this prospectus entitled “Description of Securities—Ordinary Shares” or if we purchase your Class A ordinary shares in an open market transaction (in either case referred to herein as a “redemption”), the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Class A ordinary shares under Section 302 of the Code. If the redemption qualifies as a sale of Class A ordinary shares, you will be treated as described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” above. If the redemption does not qualify as a sale of ordinary shares, you will be treated as receiving a corporate distribution with the tax consequences described above under “—Taxation of Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of our shares treated as held by you (including any shares constructively owned by you) relative to all of our shares outstanding both before and after the redemption. The redemption of Class A ordinary shares generally will be treated as a sale of the Class A ordinary shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to you, (ii) results in a “complete termination” of your interest in us or (iii) is “not essentially equivalent to a dividend” with respect to you. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, you must take into account not only our shares actually owned by you, but also our shares that are constructively owned by you. In addition to shares you own directly, you may be treated as constructively owning shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option, which likely would include Class A ordinary shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by you immediately following the redemption of Class A ordinary shares must, among other requirements, be less than 80% of the percentage of our outstanding voting shares actually and constructively owned by you immediately before the redemption. Prior to our partnering transaction, the Class A ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of your interest if either (i) all of our shares actually and constructively owned by you are redeemed or (ii) all of our shares actually owned by you are redeemed and you are eligible to waive, and effectively waive in accordance with specific rules, the attribution of shares owned by certain family members and you do not constructively own any other shares of ours. The redemption of the Class A ordinary shares will not be essentially equivalent to a dividend if the redemption or purchase results in a “meaningful reduction” of your proportionate interest in us. Whether the redemption will result in a meaningful reduction of your proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” You should consult your tax adviser as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution, and the tax consequences of the redemption will be as described under “—Taxation of Distributions,” above. After the application of those rules, any remaining tax basis in the redeemed Class A ordinary shares will be added to your adjusted tax basis in your remaining shares. If there are no remaining shares, you are urged to consult your tax adviser as to the allocation of any remaining basis.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of warrants, you generally will not recognize taxable gain or loss on the acquisition of Class A ordinary shares upon exercise of warrants for cash. Your tax basis in our Class A ordinary shares received upon exercise of the warrants generally will be an amount equal to the sum of your initial investment in the warrants (i.e., the portion of your purchase price for the units that is allocated to the exercised warrants, as described above under “—Allocation of Purchase Price and Characterization of a Unit”) and the exercise price. It is unclear whether your holding period for the Class A ordinary shares received upon exercise of warrants will begin on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period will not include the period during which you held the warrants. If a warrant is allowed to lapse unexercised, you generally will recognize a capital loss equal to your tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because it is treated as a recapitalization for U.S. federal income tax purposes. In either of these two situations, your basis in the Class A ordinary shares received would equal your basis in the warrants exercised. If the cashless exercise were treated as not being a realization event (and not a recapitalization), it is unclear whether your holding period in the Class A ordinary shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the warrant; in either case, the holding period would not include the period during which you held the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class A ordinary shares would include the holding period of the warrants exercised.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In that event, a portion of the warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration of the exercise price of the remaining warrants, which would be deemed to be exercised. For this purpose, you could be deemed to have surrendered a number of warrants having an aggregate value equal to the exercise price for the total number of warrants deemed exercised. Subject to the PFIC rules discussed below, you would recognize capital gain or loss in an amount equal to the difference between the total exercise price for the total number of warrants deemed to be exercised and your adjusted tax basis in the warrants deemed surrendered. In this case, your tax basis in the Class A ordinary shares received would equal the sum of your initial investment in the warrants deemed exercised (i.e., the portion of your purchase price for the units that is allocated to the warrants deemed exercised, as described above under “—Allocation of Purchase Price and Characterization of a Unit”) and the exercise price of the warrants deemed exercised. It is unclear whether your holding period for the Class A ordinary shares would commence on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period would not include the period during which you held the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court. Accordingly, you should consult your tax adviser as to the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities—Warrants— Public Shareholders’ Warrants” or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to you, taxed as described above under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants.”

Possible Constructive Distributions

The terms of the warrants provide for an adjustment to the number of Class A ordinary shares for which warrants may be exercised or to the exercise price of the warrants in certain events, as discussed in the section of this prospectus captioned “Description of Securities—Warrants—Public Shareholders’ Warrants.” An adjustment that has the effect of preventing dilution generally is not taxable. You would, however, be treated as receiving a constructive distribution from us if, for example, (A) the adjustment increases your proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class A ordinary shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash or other property to the holders of our Class A ordinary shares or (B) potentially as a result of a decrease to the exercise price in other circumstances, including, for example, where additional Class A ordinary shares or equity linked securities are issued in connection with our partnering transaction at an issue price of less than $9.20 per Class A ordinary share, and certain other conditions are met, and the exercise price of the warrants is adjusted to be equal to 110% of the higher of the Market Value and the Newly Issued Price as described under “Description of Securities—Warrants—Adjustment to exercise price.” Such constructive distribution is taxable to the holders of the Class A ordinary shares as described under “—Taxation of Distributions” above. A constructive distribution to you would be treated as if you had received a cash distribution from us generally equal to the fair market value of the increased interest (taxed as described above under “—Taxation of Distributions” above). For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

In addition, it is unclear whether the conversion of performance shares into Class A ordinary shares could result in a constructive distribution to you in an amount equal to the fair market value of your increased interest in our assets or earnings and profits (which could be substantial), without any corresponding receipt of cash. Accordingly, you should consult your tax adviser regarding the possibility of constructive distributions on your Class A ordinary shares or warrants.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year and, perhaps, until after the end of our two taxable years following our start-up year. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year (and, in the case of the start-up exception to our current taxable year, perhaps until after the end of our two taxable years following our start-up year). Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

Although our PFIC status is determined annually, an initial determination that we are a PFIC will generally apply for subsequent years to you if you held (or are deemed to have held) Class A ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in your holding period and, in the case of our Class A ordinary shares, you did not make either a timely mark-to-market election or a qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which you held (or were deemed to hold) Class A ordinary shares, as described below, you generally would be subject to special rules with respect to (i) any gain recognized on the sale or other disposition of your Class A ordinary shares or warrants and (ii) any “excess distribution” made to you (generally, any distributions to you during a taxable year that are greater than 125% of the average annual distributions received by you in respect of the Class A ordinary shares during the three preceding taxable years or, if shorter, your holding period for the Class A ordinary shares).

Under these rules:

•	your gain or any excess distribution made to you will be allocated ratably over your holding period for the Class A ordinary shares or warrants;

•	the amount allocated to the taxable year in which you recognized the gain or received the excess distribution, or to the period in your holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) and included in your holding period will be taxed at the highest tax rate in effect for that year and applicable to you (without regard to other items of income and loss for such year); and

•	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed with respect to the tax attributable to each such other taxable year.

In general, if we are determined to be a PFIC, you may be able to avoid the PFIC tax consequences described above in respect to our Class A ordinary shares (but not our warrants) by making a timely and valid QEF election to include in income your pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year in which or with which our taxable year ends. You generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, you may not make a QEF election with respect to your warrants to acquire our Class A ordinary shares. As a result, if you sell or otherwise dispose of warrants (other than upon exercise of warrants) and we were a PFIC at any time during your holding period for the warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If you properly make a QEF election with respect to the newly acquired Class A ordinary shares (or have previously made a QEF election with respect to our Class A ordinary shares), the QEF election will apply to the newly acquired Class A ordinary shares. Notwithstanding any such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to the newly acquired Class A ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period you held the warrants), unless you make a “purging” election under the PFIC rules. Under one type of purging election, you will be deemed to have sold your shares at their fair market value, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, you will have a new basis and holding period in the Class A ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules. You should consult your tax adviser as to the application of the rules governing purging elections to your particular circumstances (including the availability of a separate purging election available if we are a controlled foreign corporation).

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. You generally make a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. You should consult your tax adviser regarding the availability and tax consequences of a retroactive QEF election under your particular circumstances.

In order to comply with the requirements of a QEF election, you must receive a PFIC Annual Information Statement from us. If we determine we are a PFIC for any taxable year, we expect to provide you such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable you to make and maintain a QEF election, but there is no assurance that we will provide such required information on a timely basis or at all. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If you have made a QEF election with respect to our Class A ordinary shares, and the excess distribution rules discussed above do not apply to the shares (because you have made a timely QEF election for our first taxable year as a PFIC in which you hold (or are deemed to hold) the shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our Class A ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of our Class A ordinary shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of earnings and profits that were previously included in income generally should not be taxable when distributed to you. The tax basis of your shares in a QEF will be increased by amounts that are included in income, and decreased by amounts that are distributed but not taxed as dividends, under the rules above. In addition, if we are not a PFIC for any taxable year, you will not be subject to the QEF inclusion regime with respect to our Class A ordinary shares for such taxable year.

If we are a PFIC and our Class A ordinary shares constitute “marketable stock,” you may avoid the adverse PFIC tax consequences discussed above if, at the close of the first taxable year in which you hold (or are deemed to hold) our Class A ordinary shares, you make a mark-to-market election with respect to the shares for the taxable year. You generally will include for each taxable year as ordinary income the excess, if any, of the fair market value of your Class A ordinary shares at the end of the taxable year over your adjusted basis in your Class A ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You also will be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted basis in your Class A ordinary shares over the fair market value of the shares at the end of the taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). Your basis in your Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of your Class A ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including             (on which we intend to list the Class A ordinary shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. In general, the Class A ordinary shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of Class A ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Class A ordinary shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. You should consult your tax adviser regarding the availability and tax consequences of a mark-to-market election in respect of our Class A ordinary shares under your particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, you generally will be deemed to own a portion of the shares of the lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC, or you otherwise are deemed to have disposed of an interest in the lower-tier PFIC. The mark-to-market election discussed above will not apply to any lower-tier PFIC. Accordingly, you may continue to be subject to tax under the rules described above with respect to excess distributions with respect to any lower-tier PFIC, notwithstanding a mark-to-market election for the Class A ordinary shares. We expect to cause any lower-tier PFIC to provide the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC, and thus there can be no assurance that we will be able to cause the lower-tier PFIC to provide any required information. You should consult your tax adviser regarding the tax issues raised by lower-tier PFICs.

If you own (or are deemed to own) shares in a PFIC during any taxable year, you may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, you should consult your adviser concerning the application of the PFIC rules to our securities under your particular circumstances.

Tax Reporting

You may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to any investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Class A ordinary shares and warrants if they are not held in an account maintained with a U.S. financial institution. You should consult your tax adviser regarding the foreign financial asset and other reporting obligations and their application to an investment in our Class A ordinary shares and warrants.

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, if you are a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your tax adviser with respect to the tax consequences of the ownership and disposition of our Class A ordinary shares and warrants, including the tax consequences under state, local, estate, non-U.S. and other laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

Underwriting

Evercore Group L.L.C. is acting as sole bookrunner of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of units set forth opposite the underwriter’s name:

Underwriters	Number of Units
Evercore Group L.L.C.
Total	35,000,000

The underwriting agreement provides that the obligations of the underwriter to purchase the units included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all of the units (other than those covered by the over-allotment option described below) if they purchase any of the units.

Units sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. If all of the units are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms. The representative has advised us that the underwriter does not intend to make sales to discretionary accounts.

If the underwriter sells more units than the total number set forth in the table above, we have granted to the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to 5,250,000 additional units at the public offering price less the underwriting discount. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional units approximately proportionate to that underwriter’s initial purchase commitment. Any units issued or sold under the option will be issued and sold on the same terms and conditions as the other units that are the subject of this offering.

We, our sponsor and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representative, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any units, warrants, ordinary shares or any other securities convertible into, or exercisable, or exchangeable for, ordinary shares, subject to certain exceptions. The representative in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Our sponsor, officers and directors are also subject to separate transfer restrictions on their founder shares and private placement warrants pursuant to the insider letters as described herein.

Prior to this offering, there has been no public market for our securities. Consequently, the initial public offering price for the units was determined by negotiations between us and the representative.

Among the factors considered in determining the initial public offering price were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings of those companies, our management, our capital structure, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the units, Class A ordinary shares or warrants will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units, Class A ordinary shares or warrants will develop and continue after this offering.

We will apply to list our units on the                 under the symbol “                 ” We cannot guarantee that our securities will be approved for listing on the                 . We expect that our Class A ordinary shares and warrants will be listed under the symbols “                  ” and “                  ” respectively, once the Class A ordinary shares and warrants begin separate trading.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering.

	No Exercise	Full Exercise
Per Unit	$0.475	$0.475
Total	$16,625,000	$19,118,750

These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

We will engage Evercore as a capital markets advisor in connection with our partnering transaction, to assist us in (i) evaluating, from a capital markets perspective, which businesses may or may not be suitable for the partnering transaction, (ii) structuring the partnering transaction from a financial and capital markets standpoint and providing conflict free input regarding other banks who may be helpful from an investment banking or lending perspective; (iii) arranging meetings with our shareholders to discuss the potential partnering transaction; (iv) introducing us to potential investors that may be interested in purchasing our securities in connection with that transaction; and (v) arranging meetings with our shareholders in connection with our efforts to obtain shareholder approval for the partnering transaction. We will pay Evercore for such services upon the consummation of our partnering transaction a cash fee in an amount equal to 3.75% of the gross proceeds of this offering (exclusive of any applicable finders’ fees which might become payable), which equates to $13,125,000 or $15,093,750 if the underwriter’s over-allotment option is exercised in full. Pursuant to the terms of our capital markets advisory agreement, no fee will be due if we do not complete a partnering transaction. Under our engagement with Evercore, we are able to retain a separate financial advisor, if we desire to do so. This financial advisor may be Evercore or it may be another financial institution. To the extent we raise additional capital alongside the partnering transaction, we may also retain one or more private placement agents, which may include Evercore, based on a placement fee agreed to at that particular point in time.

In connection with the offering, the underwriter may purchase and sell units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option and stabilizing purchases, in accordance with Regulation M under the Exchange Act.

•	Short sales involve secondary market sales by the underwriter of a greater number of units than they are required to purchase in the offering.

•	“Covered” short sales are sales of units in an amount up to the number of units represented by the underwriter’s over-allotment option.

•	“Naked” short sales are sales of units in an amount in excess of the number of units represented by the underwriter’s over-allotment option.

•	Covering transactions involve purchases of units either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriter must purchase units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriter must purchase units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of units to close the covered short position, the underwriter will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option.

•	Stabilizing transactions involve bids to purchase units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the units. They may also cause the price of the units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering payable by us will be $1,000,000 excluding underwriting discounts and commissions. We have also agreed to pay the FINRA-related fees and expenses of the underwriter’s legal counsel, not to exceed $25,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “relevant member state”), no units have been offered or will be offered pursuant to this prospectus to the public in that relevant member state prior to the publication of a prospectus in relation to the units that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Regulation, except that an offer of our units may be made to the public in that relevant member state at any time under the following exemptions under the Prospectus Regulation:

(a)       to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)       to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)       in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of units shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of units to the public” in relation to any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the units to be offered so as to enable an investor to decide to purchase or subscribe for any the units, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Regulation in that relevant member state, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, and any offer subsequently made may only be directed at persons in the United Kingdom who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth entities, and other persons to whom it may otherwise be lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order and/or (iii) persons to whom it may otherwise be lawfully communicated (each such person being referred to as a “relevant person”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the units in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Hong Kong

The units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The units offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan.

The units have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the units are subscribed or purchased under Section 275 of the SFA by a relevant person which is

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$300,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Canada

The units may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our units.

Legal Matters

Davis Polk & Wardwell LLP, New York, New York, is acting as counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus with respect to units and warrants. Maples and Calder, Cayman Islands, will pass upon the validity of the securities offered in this prospectus with respect to the ordinary shares and matters of Cayman Islands law. In connection with this offering, White & Case LLP, New York, New York, is acting as counsel to the underwriters.

Experts

The financial statements of Corsair Partnering Corporation as of January 8, 2021, and for the period from January 1, 2021 through January 8, 2021 appearing in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Index to Financial Statements

Page

Audited Financial Statements of Corsair Partnering Corporation:

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of

Corsair Partnering Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Corsair Partnering Corporation (the “Company”) as of January 8, 2021, and the related statements of operations, changes in shareholder’s equity and cash flows for the period from January 1, 2021 through January 8, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 8, 2021, and the results of its operations and its cash flows for the period from January 1, 2021 through January 8, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.

New York, New York

January 29, 2021

CORSAIR PARTNERING CORPORATION

Balance Sheet

JANUARY 8, 2021

Assets:
Current assets:
Prepaid expenses	$12,304
Total current assets	12,304
Deferred offering costs associated with proposed public offering	35,000
Total assets	$47,304
Liabilities and Shareholder’s Equity:
Current liabilities:
Accrued expenses	$35,000
Total current liabilities	35,000
Commitments and Contingencies
Shareholder’s Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized? none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 380,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 1,000,000 shares authorized; 250,000 shares issued and outstanding	25
Class F ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 2,012,500 shares issued and outstanding(1)	201
Additional paid-in capital	24,774
Accumulated deficit	(12,696)
Total shareholder’s equity	12,304
Total Liabilities and Shareholder’s Equity	$47,304

______________________

(1)	This number includes up to 262,500 shares of Class F ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

The accompanying notes are an integral part of these financial statements.

CORSAIR PARTNERING CORPORATION

Statement of Operations

FOR THE PERIOD FROM JANUARY 1, 2021 THROUGH JANUARY 8, 2021

General and administrative expenses	$12,696
Net loss	$(12,696)
Weighted average ordinary shares outstanding, basic and diluted(1)	2,000,000
Basic and diluted net loss per ordinary share	$(0.01)

 __________________

(1)	This number excludes an aggregate of up to 262,500 shares of Class F ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

The accompanying notes are an integral part of these financial statements.

CORSAIR PARTNERING CORPORATION

Statement of Changes in Shareholder’s Equity

FOR THE PERIOD FROM JANUARY 1, 2021 THROUGH JANUARY 8, 2021

	Ordinary shares						Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity
	Class A		Class B		Class F
	Shares	Amount	Shares	Amount	Shares	Amount
Balance - January 1, 2021 (inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	250,000	25	—	—	18,725	—	18,750
Issuance of Class F ordinary shares to Sponsor (1)	—	—	—	—	2,012,500	201	6,049	—	6,250
Net loss	—	—	—	—	—	—	—	(12,696)	(12,696)
Balance - January 8, 2021	—	$—	250,000	$25	2,012,500	$201	$24,774	$(12,696)	$12,304

__________________

(1)	This number includes up to 262,500 shares of Class F ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

The accompanying notes are an integral part of these financial statements.

CORSAIR PARTNERING CORPORATION

Statement of Cash Flows

FOR THE PERIOD FROM JANUARY 1, 2021 THROUGH JANUARY 8, 2021

Cash Flows from Operating Activities:
Net loss	$(12,696)
Adjustments to reconcile net loss to net cash from operating activities:
General and administrative expenses paid in exchange for founder shares	12,696
Net cash used in operating activities	—
Net change in cash	—
Cash - beginning of the period	—
Cash - end of the period	$—
Supplemental disclosure of noncash activities:
Prepaid expenses paid in exchange for issuance of Class B ordinary shares to Sponsor	$6,054
Prepaid expenses paid in exchange for issuance of Class F ordinary shares to Sponsor	$6,250
Deferred offering costs included in accrued expenses	$35,000

The accompanying notes are an integral part of these financial statements.

CORSAIR PARTNERING CORPORATION

Notes to Financial Statements

1. Organization and Business Operations

Incorporation

Corsair Partnering Corporation (the “Company”) was incorporated as a Cayman Islands exempted company on December 29, 2020.

Sponsor

The Company’s sponsor is Corsair Partnering Sponsor LP, a Cayman Islands limited partnership (the “Sponsor”). On January 8, 2021, an affiliate of our company temporarily subscribed for (a) 2,300,000 founder shares in exchange for a capital contribution of $6,250, or approximately $0.003 per share and (b) 120,000 performance shares for a capital contribution of $18,750, or approximately $0.0750 per share and on January 21, 2021 (x) exchanged 130,000 founder shares on a one for one basis for performance shares and (y) surrendered 157,500 founder shares, such that at the date hereof, there are 2,012,500 founder shares and 250,000 performance shares issued and outstanding. Such founder shares and performance shares were assigned to our sponsor on January 28, 2021.

Fiscal Year End

The Company has selected December 31 as its fiscal year end.

Business Purpose

The Company was formed for the purpose of identifying a company to partner with in order to effectuate a merger, share exchange, asset acquisition, share purchase, reorganization or similar partnering transaction with one or more businesses (“Partnering Transaction”). The Company has not selected any business to partner with and has not, nor has anyone on the Company’s behalf, engaged in any substantive discussions, directly or indirectly, with respect to a specific Partnering Transaction. The Company may pursue a Partnering Transaction in any business or industry but expect to focus on a business where the Company believes its strong network, operational background, and aligned economic structure will provide the Company with a competitive advantage. The Company has neither engaged in any operations nor generated revenue to date.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its proposed initial public offering (the “Proposed Public Offering”) as described below, although substantially all of the net proceeds of the Proposed Public Offering are intended to be generally applied toward completing a Partnering Transaction. Furthermore, there is no assurance that the Company will be able to successfully complete a Partnering Transaction.

Financing

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the Proposed Public Offering of 35,000,000 units (each, a “Unit” and collectively, the “Units”) at $10.00 per Unit (or 40,250,000 units if the underwriter’s over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 5,500,000 warrants (or 6,025,000 warrants if the underwriter’s over-allotment option is exercised in full) (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

Trust Account

The Company must complete a Partnering Transaction with one or more partner candidate businesses having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Partnering Transaction. However, the Company will only complete a Partnering Transaction if the post-transaction company owns or acquires 50% or more of the voting securities of the partner candidate or otherwise acquires a controlling interest in the partner candidate sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management will agree that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s certificate of incorporation provides that, other than the withdrawal of interest earned on the funds that may be released to the Company for withdrawals (the “permitted withdrawals”) to pay taxes including income and franchise taxes and to withdraw up to $100,000 in dissolution expenses in the event the Company does not complete the Partnering Transaction within the Partnering Period (as defined below), none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Partnering Transaction; (ii) the redemption of any of the ordinary shares included in the Units being sold in the Proposed Public Offering (the “Public Shares”) to its holders (the “Public Shareholders”) properly tendered in connection with a shareholder vote to amend certain provisions of the Company’s certificate of incorporation prior to a Partnering Transaction or (iii) the redemption of 100% of the Public Shares if the Company does not complete a Partnering Transaction within the Partnering Period (defined below).

The Company, after signing a definitive agreement for a Partnering Transaction, will either (i) seek shareholder approval of the Partnering Transaction at a meeting called for such purpose in connection with which Public Shareholders may seek to redeem their Public shares, regardless of whether they vote for or against the Partnering Transaction or do not vote at all, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Partnering Transaction, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, or (ii) provide the Public Shareholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to commencement of the tender offer, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes. As a result, such ordinary shares will be recorded at redemption amount and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with FASB, ASC 480, “Distinguishing Liabilities from Equity.” The amount in the Trust Account is initially anticipated to be $10.00 per Public Share. The decision as to whether the Company will seek shareholder approval of the Partnering Transaction or will allow shareholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval. If the Company seeks shareholder approval, it will complete its Partnering Transaction only if a majority of the outstanding ordinary shares voted are voted in favor of the Partnering Transaction. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 immediately prior to or upon consummation of the Company’s initial Partnering Transaction. In such case, the Company would not proceed with the redemption of its Public Shares and the related Partnering Transaction, and instead may search for an alternate Partnering Transaction.

The Company will only have 24 months (or 27 months if the Company has executed a letter of intent, agreement in principle or definitive agreement for the Partnering Transaction within 24 months) from the closing of the Proposed Public Offering to complete its initial Partnering Transaction (the “Partnering Period”). If the Company does not complete a Partnering Transaction within this period of time (and shareholders do not approve an amendment to the certificate of incorporation to extend this date), it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, of $10.00, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

The holders of the Founder Shares immediately prior to the Proposed Offering (the “Initial Shareholders”) will enter into a letter agreement with the Company, pursuant to which they will agree to (i) waive their redemption rights with respect to any Founder Shares (as defined in Note 4) and Public Shares they hold in connection with the completion of the Partnering Transaction, (ii) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company has not consummated a Partnering Transaction within the Partnering Period or with respect to any other material provisions relating to shareholders’ rights or pre- Partnering Transaction activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete the Partnering Transaction within 24 months of the Partnering Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the Partnering Transaction within the Partnering Period).

Pursuant to the letter agreement, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Partnering Transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the Trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

In connection with the Company’s assessment of going concern considerations in accordance with ASU 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern” as of January 8, 2021, the Company does not have sufficient liquidity to meet its current obligations. However, management has determined that the Company has access to funds from the Sponsor and the Sponsor has the financial wherewithal to fund the Company that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or a minimum one year from the date of issuance of these financial statements.

The Company had no activity for the period from December 29, 2020 (inception) through December 31, 2020. Accordingly, the balance sheet, statement of operations and statement of cash flows for the period from December 29, 2020 (inception) through December 31, 2020 are not presented.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Net Loss Per Ordinary Share

Net loss per share of ordinary shares is computed by dividing net loss applicable to shareholders by the weighted average number of Class B and Class F ordinary shares outstanding during the period, plus to the extent dilutive the incremental number of ordinary shares to settle warrants, as calculated using the treasury method. Weighted average shares at January 8, 2021 were reduced for the effect of an aggregate of 262,500 Class F ordinary shares that are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 4). At January 8, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company under the treasury method. As a result, diluted loss per share of ordinary shares is the same as basic loss per share of ordinary shares for the period presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 340-10-S99-1. Deferred offering costs consisted principally of legal costs incurred through the balance sheet date that are related to the Proposed Public Offering and that will be charged to capital upon the receipt of the capital raised, or charged to operations if the Proposed Public Offering is not completed.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

Income Taxes

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 35,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, and one-quarter of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

Underwriting Agreement

The Company will grant the underwriter a 45-day option from the date of the final prospectus relating to the Proposed Public Offering to purchase up to 5,250,000 additional Units to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriter will be entitled to an underwriting discount of $0.20 per unit, or $3.5 million in the aggregate (or approximately $4.0 million in the aggregate if the underwriter’s over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, $0.35 per unit, or approximately $13.1 million in the aggregate (or approximately $15.1 million in the aggregate if the underwriter’s over-allotment option is exercised in full) will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

4. Related Party Transactions

Founder Shares and Performance Shares

On January 8, 2021, the Sponsor paid for certain expenses on behalf of the Company (a) of $6,250 in exchange for 2,300,000 Class F ordinary shares (the “Founder Shares”) of which up to 300,000 of the Founder shares were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised, and (b) of $18,750 in exchange for 300,000 Class B ordinary shares (the “Performance Shares”). On January 21, 2021, Sponsor surrendered 157,500 Class F ordinary shares and exchanged 130,000 Class F ordinary shares for a corresponding number of Class B ordinary shares by way of repurchase of each Class F ordinary share at par and applying such repurchase consideration for the payment of the Class B ordinary shares. All shares and associated amounts have been retroactively adjusted. Of the 2,012,500 Founder Shares outstanding, up to 262,500 of the Founder Shares will be forfeited depending on the extent to which the underwriter’s over-allotment is exercised. The number of Founder Shares outstanding was determined based on the expectation that the total size of the Proposed Public Offering would be a maximum of 40,250,000 Units if the underwriter’s over-allotment option is exercised in full, and therefore that such Founder Shares would represent 5% of the outstanding shares issued in the Proposed Public Offering. The Founder Shares will be entitled to (together with the Performance Shares) a number of votes representing 20% of the Company’s outstanding ordinary shares (not including the private placement shares) prior to the completion of the Partnering Transaction.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

The Initial Shareholders will agree not to transfer, assign or sell (i) any of its Performance Shares except to any permitted transferees which will be subject to the same restrictions and other agreements of the Sponsor with respect to any Founder Shares, and (ii) any of its Class A ordinary shares deliverable upon conversion of the Performance Shares for 3 years following the completion of the Partnering Transaction. In connection with this arrangement, the Sponsor will also agree not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (i) 180 days after the completion of the Partnering Transaction and (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the Partnering Transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described herein. Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Shareholders with respect to any Founder Shares.

Private Placement Warrants

The Sponsor will agree to purchase an aggregate of 5,500,000 Private Placement Warrants (or 6,025,000 Private Placement Warrants if the underwriter’s over-allotment option is exercised in full), at a price of $1.50 per Private Placement Warrant ($5.5 million in the aggregate, or approximately $6.0 million if the underwriter’s over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of the Proposed Public Offering.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. The proceeds from the Private Placement Warrants will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors will agree, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Partnering Transaction.

Related Party Loans

On January 8, 2021, the Sponsor agreed to loan the Company up to an aggregate of $300,000 pursuant to an unsecured promissory note (the “Note”) to cover expenses related to this Proposed Public Offering. This loan is payable without interest on the earlier of December 31, 2021, or the completion of the Proposed Public Offering. As of January 8, 2021, the Company has not borrowed any amount under the Note.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of January 8, 2021, the Company had no borrowings under the Working Capital Loans.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

Administrative Services Agreement

Commencing on the effective date of the prospectus through the earlier of consummation of the Partnering Transaction and the Company’s liquidation, the Company may agree to pay an affiliate of the Sponsor for office space, secretarial and administrative services provided to members of the Company’s management team $15,000 per month.

In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential partnering candidates and performing due diligence on suitable Partnering Transactions. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, executive officers or directors, or the Company or their affiliates.

5. Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Performance Shares, Private Placement Warrants and private placement warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants, and private placement warrants may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares and the Performance Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Partnering Transaction. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and close of the Proposed Public Offering and/or search for a partner candidate company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. Shareholder’s Equity

Preference Shares—The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. At January 8, 2021, there are no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 380,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of January 8, 2021, there were no Class A ordinary shares issued or outstanding.

Class F Ordinary Shares—The Company is authorized to issue 50,000,000 Class F ordinary shares with a par value of $0.0001 per share. As of January 8, 2021, the Company had 2,012,500 Class F ordinary shares issued, of which up to 262,500 of the Founder Shares will be forfeited depending on the extent to which the underwriter’s over-allotment is exercised. All shares and associated amounts have been adjusted to reflect the share surrender as discussed in Note 4.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

The Class F ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the Partnering Transaction on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Partnering Transaction, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 5% of the total number of as-converted Class A ordinary shares outstanding after such conversion (including the private placement shares), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Partnering Transaction; provided that such conversion of Founder Shares into Class A ordinary shares will never occur on a less than one-for-one basis.

For so long as any Class F ordinary shares remain outstanding, the Company may not, without the prior vote or written consent of the holders of a majority of the Class F ordinary shares then outstanding, voting separately as a single class, amend, alter or repeal any provision of the Company’s certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class F ordinary shares. Any action required or permitted to be taken at any meeting of the holders of Class F ordinary shares may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class F ordinary shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Class F ordinary shares were present and voted.

Class B Ordinary Shares—The Company is authorized to issue 1,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of January 8, 2021, there were 250,000 Class B ordinary shares and issued and outstanding. All shares and associated amounts have been adjusted to reflect the share surrender as discussed in Note 4.

On the last day of each fiscal year following the completion of a Partnering Transaction (and, with respect to any year in which the Company has a change of control or in which the Company liquidates, dissolves or winds up, on the business day immediately prior to such event instead of on the last day of such fiscal year), 25,000 Class B ordinary shares will automatically convert into Class A ordinary shares (“conversion shares”), as follows:

•	If the price per share of Class A ordinary shares has not exceeded $10.00 for 20 out of 30 consecutive trading days at any time following completion of the Partnering Transaction, the number of conversion shares for any fiscal year will be 2,500 Class A ordinary shares.
•	If the price per share of Class A ordinary shares exceeded $10.00 for 20 out of any 30 consecutive trading days at any time following completion of the Partnering Transaction, then the number of conversion shares for any fiscal year will be the greater of:
○	20% of the increase in the price of one Class A share, year-over-year but in respect of the increase above the relevant “price threshold” (as defined below), multiplied by the number of Class A ordinary shares outstanding at the close of the Partnering Transaction, excluding those Class A ordinary shares received by the Sponsor through the Class F ordinary shares, divided by the annual volume weighted average price of Class A ordinary shares for such fiscal year (the “annual VWAP”) and
○	2,500 Class A ordinary shares.
•	The increase in the price of Class A ordinary shares will be based on the annual VWAP for the relevant fiscal year, it being understood that with respect to the 10th fiscal year following the Partnering Transaction the conversion calculation for the remaining 10,000 Performance Shares, the calculation described in the immediately preceding bullet will be based on the greater of (i) the annual VWAP for such fiscal year and (ii) the volume-weighted average price of Class A ordinary shares over the last 20 trading days for such fiscal year.

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

For purposes of the foregoing calculations, the “price threshold” will initially equal $10.00 for the first fiscal year following completion of the Partnering Transaction and will thereafter be adjusted at the beginning of each subsequent fiscal year to be equal to the greater of (i) the annual VWAP for the immediately preceding fiscal year and (ii) the price threshold for the preceding fiscal year.

For so long as any Class B ordinary shares remain outstanding, including prior to the Partnering Transaction, in connection with the Partnering Transaction, or following the Partnering Transaction, the Company may not, without the prior vote or written consent of the holders of a majority of the Performance Shares then outstanding, voting separately as a single class, (A) amend, alter or repeal any provision the amended and restated certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B ordinary shares, (B) change the Company’s fiscal year, (C) increase the number of directors on the board, (D) pay any dividends or effect any split on any of the Company’s capital stock, (E) adopt any shareholder rights plan, (F) acquire any entity or business with assets at a purchase price greater than 10% or more of the Company’s total assets or (G) issue any Class A shares in excess of 20% of the Company’s then outstanding Class A shares or that would otherwise require a shareholder vote pursuant to the rules of the stock exchange on which the Class A shares are then listed.

Warrants—No fractional warrants will be issued upon separation of the CAPSTM and only whole warrants will trade. Each whole warrant entitles the registered holder to purchase one share of Class A ordinary shares at a price of $28.75 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the Proposed Public Offering and 30 days after the completion of a Partnering Transaction, provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the Partnering Transaction, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the Partnering Transaction, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will expire five years after the completion of the Partnering Transaction, or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the Partnering Transaction at an issue price or effective issue price of less than $23.00 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Partnering Transaction on the date of the consummation of the Partnering Transaction (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day after the day on which the Company consummates the Partnering Transaction (such price, the “Market Value”) is below $23.00

CORSAIR PARTNERING CORPORATION
NOTES TO FINANCIAL STATEMENTS

per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 110% of the higher of the Market Value and the $45.00 redemption price trigger described below will be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Partnering Transaction, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may also redeem the Public Warrants, in whole and not in part, at a price of $0.01 per warrant:

•	at any time while the warrants are exercisable,
•	upon a minimum of 30 days’ prior written notice of redemption,
•	if, and only if, the last sales price of the Class A ordinary shares equals or exceeds $45.00 per share for any 20 trading days within a 30 trading day period (the “30-day trading period”) ending three business days before the Company sends the notice of redemption, and
•	if, and only if, there is a current registration statement in effect with respect to the Class A ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Partnering Transaction within the Partnering Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

6. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to January 29, 2021, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

$350,000,000

Corsair Partnering Corporation

35,000,000 Units

PRELIMINARY PROSPECTUS

Evercore ISI

, 2021

Until              , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

Legal fees and expenses	$350,000
Accounting fees and expenses	42,000
SEC/FINRA Expenses	89,413
listing and filing fees	75,000
Director and Officer liability insurance premiums(1)	350,000
Printing and engraving expenses	20,000
Miscellaneous	38,587
Total offering expenses (other than underwriting commissions)	$1,000,000

__________________________

(1)	This amount represents the approximate amount of annual director and officer liability insurance premiums the registrant anticipates paying following the completion of its initial public offering and until it completes a partnering transaction.

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. We also intend to enter in indemnity agreements with them.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate a partnering transaction.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On January 9, 2021, one of our affiliates purchased an aggregate of (a) 2,012,500 founder shares in exchange for a capital contribution of $6,250, or approximately $0.0031 per share and (b) 120,000 performance shares for a capital contribution of $18,750, or approximately $0.0750 per share, and on January 21, 2021 (x) exchanged 130,000 founder shares on a one for one basis for performance shares and (y) surrendered 157,500 founder shares, such that at the date hereof, there are 2,012,500 founder shares and 250,000 performance shares issued and outstanding, all of which were subsequently transferred to our sponsor on January 28, 2021. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act, and were subsequently transferred to our sponsor pursuant to Regulation S under the Securities Act. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriter’s over-allotment option is exercised in full and therefore that such founder shares would represent 5% of the outstanding Class A ordinary shares issued in this offering. Up to 262,500 of these shares will be forfeited depending on the extent to which the underwriter’s over-allotment is exercised.

Our sponsor is an accredited investor for purposes of Rule 501 of Regulation D. Each of the equity holders in our sponsor is an accredited investor under Rule 501 of Regulation D. The sole business of our sponsor is to act as the company’s sponsor in connection with this offering. The limited partnership agreement of our sponsor provides that its membership interests may only be transferred to our officers or directors or other persons affiliated with our sponsor, or in connection with estate planning transfers.

Our sponsor has committed, pursuant to a written agreement, to purchase from us an aggregate of 5,500,000 private placement warrants (or 6,025,000 private placement warrants if the underwriter’s over-allotment option is exercised in full) at $1.00 per private placement warrants (for an aggregate purchase price of $5,500,000 (or $6,025,000 if the underwriter’s over-allotment option is exercised in full)). This purchase will take place on a private placement basis simultaneously with the completion of our initial public offering. This issuance will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules.

(a)       Exhibits. The following exhibits are being filed herewith:

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association.
3.2*	Amended and Restated Memorandum and Articles of Association.
4.1*	Form of Specimen Units Certificate.
4.2*	Form of Specimen Ordinary Share Certificate.
4.3*	Form of Specimen Warrant Certificate.
4.4*	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.
5.1*	Opinion of Davis Polk & Wardwell LLP.
5.2*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant.
10.1*	Form of Letter Agreement among the Registrant, Corsair Partnering Sponsor LP and each of the executive officers and directors of the Registrant.
10.2*	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.3*	Form of Registration and Shareholder Rights Agreement among the Registrant, Corsair Partnering Sponsor LP and the Holders signatory thereto.
10.4*	Form of Private Placement Warrants Purchase Agreement among the Registrant and Corsair Partnering Sponsor LP .
10.5*	Form of Indemnity Agreement.
10.6*	Promissory Note issued to Corsair Capital Group, Ltd.
10.7*	Securities Subscription Agreement between Jeremy S. Schein and Corsair Partnering Corporation.
10.8*	Form of Administrative Services Agreement among the Registrant and Corsair Partnering Sponsor LP .
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of Davis Polk & Wardwell LLP (included on Exhibit 5.1).
23.3*	Consent of Maples and Calder (included on Exhibit 5.2).
24.1*	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1*	Consent of

 _____________

*	To be filed by amendment.

(b)       Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, NY, on      , 2021.

CORSAIR PARTNERING CORPORATION

By:
	Name:	D.T. Ignacio Jayanti
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	, 2021
D.T. Ignacio Jayanti	(Principal Executive Officer)

	Chief Financial Officer	, 2021
Paul Cabral	(Principal Financial Officer and Principal Accounting Officer)

	President and Director	, 2021
Jeremy S. Schein

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Corsair Partnering Corporation, in the City of New York, New York, on      , 2021.

By:
	Name:	Paul Cabral
	Title:	Chief Financial Officer

II-4